4/1/2 8



82- SUBMISSIONS FACING SHEET

05008982

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vestas Wind Systems A/S

*CURRENT ADDRESS Alsvej 21
8900 Randers
Denmark

**FORMER NAME ______

**NEW ADDRESS ______

FILE NO. 82- 34884

FISCAL YEAR 2003 (12-31-03)

* Complete for initial submissions only

** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF / BY: Min

DATE:06/15/05

PROCESSED
JUN 15 2005
...ON
FINANCIAL

Annual Report 2003

12-31-03



Management report



The „Willpower" sculpture reaches for the sky but remains firmly anchored to the ground – a symbol of Vestas' vision and values. „Willpower" is the work of Jørgen Pedersen, the sculptor.

Management report

Consolidated and annual accounts

Environmental statement



1. Preben Hartvig Nielsen
2. Bent Erik Carlsen, Chairman of the Board of Directors
3. Torsten Erik Rasmussen
4. Ib Jacobsen
5. Jørgen Huno Rasmussen
6. Arne Pedersen
7. Svend Åge D. Andersen
8. Kim Hvid Thomsen

The market for wind power grew by well over 10 per cent in 2003

2003 was another record-breaking year for the wind turbine industry. With approximately 8,000 MW installed world-wide, the wind turbine industry achieved growth of well over 10 per cent. Vestas continued to progress, maintaining a market share of 23 per cent – the same level as in 2002. Vestas' turnover increased by 19 per cent from mEUR 1,395 to mEUR 1,653.

Vestas supplied 1,812 MW in 2003 compared to 1,640 MW in 2002. This represents an increase of approximately 10 per cent.

Once again, the German market was the largest market in the world. However, in 2003 it fell from 3,250 MW to 2,675 MW. Nevertheless, Vestas succeeded in increasing its share of this market by five percentage points, from 18 to 23 per cent. This is very satisfactory.

The United States was affected by special market conditions in 2003. This resulted in Vestas' market share decreasing from 40 to 21 per cent. Outside the United States, Vestas' market share has increased from 22 to 23 per cent, and Vestas' accumulated market share is unchanged 21 per cent.

In 2003, the unfavourable developments in exchange rates – particularly those of pounds Sterling and the American dollar – placed extra strain on the competitive situation. This highlights the importance of Vestas' continued focus on spreading over a broad range of markets, and the company's commitment to a wide geographical spread of production facilities.

Vestas expects in the long run the rapid growth of the wind power industry to continue as a result of the constantly increasing demand for electricity combined with an ever-increasing focus on competitive, clean and sustainable energy.

The onshore market will continue to drive the wind turbine industry, with most of the growth in the immediate future stemming from Europe and North America as well as India and Australia.

The offshore market is expected to break through in the medium to long term. As such, the offshore market share is expected to account for an average of around 10 per cent of newly installed capacity every year for the next five years.

Modest development in the global market for wind power is expected in 2004. The American market is expected to be appreciably smaller than in 2003 as the Production Tax Credit (PTC) scheme had not been extended by the end of 2003. The markets outside the United States are more promising and are expected to more than offset the downturn in the United States. Vestas thus believes that the total global market will grow by up to 10 per cent in 2004.

Here at the start of 2004, Vestas has a satisfactory order backlog for both onshore and offshore projects.

The conversion from kW to MW-class turbines in 2003 resulted in adjustments to the workforce, with around 200 employees being laid off in Denmark. Nevertheless, the purchase of Windcast Group AS and other appointments have meant that the net number of employees has increased by 526 to 6,525.

In December 2003, Vestas and NEG Micon published their plans for a combination of the two companies, and on 5 March 2004, the move became a reality. This has resulted in a company that is the undisputed global leader in the manufacture of wind power solutions.

Size, technological know-how and development combined with financial strength constitute the fundamental conditions for growth and the ability to remain competitive in the international market for wind energy. The new Vestas fulfils all these conditions for continued success.

In 2004, the combined Group expects to generate full-year turnover of bnEUR 2.7-2.8. The EBIT margin is expected to be around 7 per cent, including the effect of the forecast cost synergies of around mEUR 14, but not including the integration and restructuring costs incurred through the combination. The EBIT-margin after integration and restructuring costs but before amortisation is expected to be around 5 per cent.

The following long-term goals have been laid down for the combined Group:

- A global market share of at least 35 per cent, measured in installed MW
- Earnings before financial items and tax (EBIT margin) of 10 per cent
- NetWorkingCapital (NWC) at year end of 25-30 per cent of turnover.

Through the combination with NEG Micon, Vestas has extended its position as global leader. From this reinforced position and with the support of the skilled and motivated employees, the company will be well equipped to take up the challenges of 2004 and the years to follow.

We are convinced that the new Vestas, with a leading position on the market, in the field of technology, in the area of in-house knowledge and know-how, and from the perspective of financial strength, is well prepared for the future competition.

Bent Erik Carlsen
Chairman of the Board of Directors

Svend Sigaard
President and CEO



Wind power – an important source of global energy

Vision

"Vestas' vision is with quality and care to use the wind to generate competitive, clean and renewable energy. In future, wind energy will cover a substantial part of the global energy supply and contribute to sustainable development for the benefit of future generations. Vestas is to be the international market leader in the field of wind power systems – valued by customers, shareholders, employees and other stakeholders."

Vestas is convinced that the need for energy will increase considerably worldwide – in both the short and the long term. At the same time, Vestas expects that the use of electric energy will extend to cover additional areas and will thus account for an increasingly large part of the total energy consumption.

As a result, the demand for competitive, clean and sustainable energy will grow in step with the increase of environmental awareness among the global population. In this context, wind power will play an important role because it can already compete with coal, natural gas, oil and nuclear power when compared on equal terms. Including the costs of pollution and other external expenses in the comparison clearly shows wind power to be even more competitive.

However, Vestas is of the opinion that competitiveness will improve even further, as the price per kilowatt hour from a newly established wind power system is expected to decrease by 3-5 per cent per year on average. This means that in the long term, the price of power from a newly established wind power system will be capable of competing with the variable costs that apply to conventional power stations. Similarly, Vestas believes that new technologies such as fuel cells will, in future, make it possible to store the electric energy generated by wind power plants. The power generated by wind turbines will thus no longer be exclusively reserved for supplying the national grid – it will be possible to convert it into environmentally friendly fuel as well.

Against this background, Vestas expects wind power to become one of the most significant sources of energy in the world, and that the wind power industry itself will achieve a similar position.

Values

"Vestas' core values are integrity, care, the power to act and development. These values are the foundations of Vestas' attitudes and corporate culture."

It is no accident that Vestas has spent more than 20 years building up the best competencies in the wind power industry. Constant striving for new and better solutions for the benefit of the industry as a whole is the basis for Vestas' development:

Integrity and care are the very foundations of Vestas' ability to control its growth. Vestas' stated aim is to be a partner distinguished by integrity in every respect. Integrity means that customers, shareholders, employees and other stakeholders experience that Vestas keeps its promises and is a trustworthy partner in every respect.

For Vestas, care is a fundamental attitude, based firmly on the keywords of safety and quality. Safety is always to be given the highest priority in everyday work, and commissions must always be completed properly, efficiently and with consideration for the environment. Another important aspect of "care" is the fact that Vestas employees treat each other with respect and show consideration for customers both internally and externally.

The power to act and development are the forces that help to drive Vestas forwards and achieve the stated goals for growth.

This means that Vestas wants employees who have the will to grow and the courage to take on challenges so as to ensure optimal performance of the activities planned.

One of the most important activities involved in the creation of values is development. Vestas has always been distinguished by its ability to supply solutions that set the standard for the wind turbine industry as a whole. The knowledge and competence built up within the company is to be extended through inter-sectorial collaboration within an organisation that has the will to change.

The ambition is for Vestas – through visionary development work and the capacity to innovate – to lead the development of wind power, both technologically and commercially.

Strategy

"Vestas' strategy is to supply customised wind power solutions based on standard wind turbines and standardised options that can generate electricity of the optimal quality at the most competitive price."

Vestas' principal activities are the development, manufacture, sale, marketing and maintenance of systems that use wind energy to generate electricity. Vestas supplies a full range of products, from individual turbines to the delivery of turnkey wind power systems.

As a strong, independent partner, Vestas can supply guidance to customers in connection with the development, financing and ownership of wind turbine projects. However, Vestas never participates directly in these activities. On the contrary, Vestas is the independent system supplier.

In a growing market, Vestas is distinguished by a high degree of vertical integration, manufacturing all components that cannot be purchased from external suppliers in standard or slightly modified forms. By manufacturing the principal parts of the turbine itself, Vestas increases the flexibility of its product development, reduces its dependence on suppliers, and maintains its high level of manufacturing know-how.

Goals

"Vestas' strategic goals for the new combined Group are to be an international leader and to ensure sufficient financial strength to continue internationalisation."

In order to achieve these strategic goals, the Group is to strive for:

- a global market share of at least 35 per cent, measured in MW of installed output
- earnings before financial items and tax (EBIT margin) of 10 per cent
- NetWorkingCapital (NWC) at year end of a maximum of 25-30 per cent of turnover.



Number of employees (at 31. Dec.)
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,626
3,852
5,240
5,999
6,525
1999
2000
2001
2002
2003



Net turnover (mEUR)
1,950
1,800
1,650
1,500
1,350
1,200
1,050
900
750
600
450
300
150
0
634
869
1,282
1,395
1,653
1999
2000
2001
2002
2003



Profit before financial income and expenses, depreciation and amortisation (EBITDA) (mEUR)
260
240
220
200
180
160
140
120
100
80
60
40
20
0
84
122
179
124
142
1999
2000
2001
2002
2003



Profit before financial income and expenses (EBIT) (mEUR)
260
240
220
200
180
160
140
120
100
80
60
40
20
0
69
100
143
74
74
1999
2000
2001
2002
2003



Balance sheet total (mEUR)
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
377
642
1,009
1,269
1,390
1999
2000
2001
2002
2003



Equity (mEUR)
650
600
550
500
450
400
350
300
250
200
150
100
50
0
164
243
567
596
613
1999
2000
2001
2002
2003

Over a five-year period the development of the Group can be described through the following financial highlights:

	2003	2002	2001	2000	1999
Key figures in mEUR*					
Income statement:					
Net turnover	1,653	1,395	1,282	869	634
Gross profit	150	142	192	136	96
Profit before financial income and expenses, depreciation and amortisation (EBITDA)	142	124	179	122	84
Profit before financial income and expenses (EBIT)	74	74	143	100	69
Profit after financial income and expenses	53	60	149	120	85
Profit on ordinary activities before tax	54	60	392	123	92
Net profit for the year	36	45	340	81	61
Balance sheet:					
Balance sheet total	1,390	1,269	1,009	642	377
Equity	613	596	567	243	164
Provisions	166	130	97	59	43
Interest-bearing liabilities	248	265	123	140	43
NetWorkingCapital	603	627	519	215	122
Cash flows:					
Cash flows from operating activities	153	(126)	(14)	14	6
Cash flows from investing activities	(119)	3	37	(92)	(50)
Change for the year in cash and cash equivalents and in short-term bank loans	15	(106)	20	(50)	(17)
Employees:					
Average number of employees	6,394	5,974	4,582	3,282	2,261
Hereof in Denmark	4,138	4,635	3,812	2,772	2,002
Financial ratios:					
Gross margin (%)	9.1	10.2	15.0	15.7	15.1
EBITDA (%)	8.6	8.9	13.9	14.0	13.2
Net profit ratio (EBIT) (%)	4.5	5.3	11.1	11.5	10.9
Return on investment 1 (%)	5.8	7.3	20.3	21.5	25.4
Return on investment 2 (ROCE) (%)	8.9	9.8	31.0	43.4	55.3
Solvency ratio (%)	44.1	47.0	56.1	37.8	43.4
Return on equity (%)	5.9	7.8	84.1	39.8	47.0
Gearing (%)	40.4	44.5	21.6	57.5	26.0
Share ratios:					
Profit per share	0.3	0.4	3.2	0.8	0.6
Growth in profit per share (%)	(21.3)	(86.7)	319.3	31.9	115.8
Net asset value per share	5.8	5.7	5.4	2.3	1.6
Price/net asset value	2.2	1.7	5.7	25.5	11.3
P/E - value	38.6	21.9	9.5	76.4	30.1
Cash flows from operations per share	1.5	(1.2)	(0.1)	0.1	0.1
Dividend per share	0	0.1	0.2	0.1	0.1
Payout ratio (%)	0	23.5	6.2	17.4	13.8
Market price at 31 December	13.1	9.4	30.9	59.2	17.7

* The income statement for 2003 is translated based on the average exchange rate 743.07 and the balance sheet is translated based on the exchange rate at year end 2003: 744.46. Income statements and balance sheets for 1999-2002 are translated based on exchange rate at year end 2002: 742.43.

The financial ratios have been calculated in accordance with the guidelines laid down by "Den Danske Finans-analytikerforening" (the Danish Society of Financial Analysts). (Please refer to the section entitled "Explanation of ratios").

In the first half of year 2000 a share split was carried through, according to which the share denomination was changed from DKK 10 per share to DKK 1 per share. Share ratios as well as market price at 31 December 1999 have been adjusted accordingly.



The Zafarana site in Egypt consists of 117 V47-660 kW turbines.



The year in brief

The turnover of the Group in 2003 amounted to mEUR 1,653, an increase of approximately 19 per cent in relation to 2002. Of this figure, around 98 per cent – or mEUR 1,627 – was generated outside Denmark. The income statement shows a profit before financial income, expenses and tax (EBIT) of mEUR 74, which is unchanged from the previous year. The EBIT margin, however, decreased from 5.3 per cent to 4.5 per cent. Profit after financial income and expenses amounts to mEUR 53, a decrease of 12 per cent. Profits for the year before tax amount to mEUR 54 – a decrease of mEUR 6 in relation to 2002. On the basis of the following, the net profit for the year – mEUR 36 – is considered to be less satisfactory.

At the beginning of the year, Vestas' financial forecasts for 2003 pointed to turnover for the year of approximately bnEUR 1.7-1.8, with an EBIT margin of around 8 per cent. Net working capital was expected to amount to around 35 per cent of the net turnover for the year. The unfavourable developments in the British pound and the American dollar, in particular, resulted in a sharpening of the competitive situation and pressure on sales prices, especially in the United States. For this reason, expectations for the EBIT margin for the year were reduced to approximately 7 per cent in May 2003, cf. announcement no. 9/2003 of 28 May 2003 to the Copenhagen Stock Exchange.

In connection with the publication of the quarterly information for the third quarter 2003 (released in November 2003), the turnover forecast was adjusted to approximately bnEUR 1.7, at the lower end of the previously informed range of bnEUR 1.7-1.8. At the same time, the projected EBIT margin was adjusted down to approximately 5 per cent which is ascribable to the lower turnover and to the expectations of an early termination of the technology transfer agreement with Gamesa Eólica S.A. The potential costs linked to an early termination of the technology transfer agreement with Gamesa Eólica S.A. were evaluated as corresponding to approximately one percentage point. The signing of an agreement concerning the termination of the technology transfer agreement was made public in announcement no. 23/2003 of 12 December 2003 to the Copenhagen Stock Exchange.

In relation to announcement no. 22/2003 of 28 November 2003 to the Copenhagen Stock Exchange, the actual turnover and EBIT margin matched expectations. Net working capital amounted to 36 per cent of the net turnover for the year, which is at the level expected.

Capital expenditures in 2003 in tangible fixed assets amounted to mEUR 85, which is lower than the level expected. The deviation is mainly due to postponements of investments to 2004.

In announcement no. 24/2003 of 12 December 2003 to the Copenhagen Stock Exchange, Vestas stated that the Boards of Directors of NEG Micon A/S and Vestas Wind Systems A/S had reached agreement on the conditions for a combination of the two companies. For additional details of this move, see the section entitled "Events after the end of the financial year" on page 38.

The capital and company structure and certifications of the Vestas Group underwent the following changes during 2003:

The capital structure remains unchanged.

With effect from 1 April 2003, Vestas Wind Systems A/S formally took over Windcast Group AS, cf. announcements no. 15/2002 of 10 October 2002 and no. 15/2003 of 19 August 2003 to the Copenhagen Stock Exchange, as well as Vestas' Annual Report for 2002. Subsequent to this take-over, all the companies in the Windcast Group are wholly owned by Vestas. The total take-over price amounted to approximately mEUR 12.7.

The Vestas Group has established a sales and service unit in Spain and a service unit in Poland.

Figure 1:



Vestas Wind Systems A/S
Vestas Nacelles
Nacelle assembly
Vestas Blades
Blade production
Vestas International
Sales and service
the British Isles, the Nordic region, Eastern Europe, Russia, Asia, Oceania and the rest of the world
Vestas Central Europe
Sales and service
Germany, Austria and Benelux
Vestas Control Systems
Controller production
Vestas Towers & Steel
Towers and steel components
Vestas Mediterranean
Sales and service
Southern Europe, the Middle East and Northern Africa
Vestas Americas
Sales and service
The Americas



The High Winds project in the United States comprises eighty-one V80-1.8 MW turbines.

In September 2003, Vestas Wind Systems A/S' wholly owned subsidiary Vestas - Australian Wind Technology Pty. Ltd. was certified according to the ISO 9001:2000 standard.

On 7 May 2003, the quality assurance system of Vestas Wind Systems A/S' electronics factory in Århus, Denmark, was certified according to the ISO 9001:2000 standard. In December 2003, the electronics factory also received certification of its environmental and occupational health and safety systems according to ISO 14001 and OHSAS 18001.

Certification activities for the overseas subsidiaries continued in 2003. Vestas - Nederland Windtechnologie B.V. received certification to both ISO 14001 and OHSAS 18001 standards in December 2003. The work to implement environmental and occupational health and safety systems is expected to continue in 2004.

In 2003, the structural organisation of Vestas was changed, with the company being divided into four global production units as well as four regional sales and service units, as illustrated by figure 1 on page 12. The production units are: nacelles, blades, controllers and monitoring systems, and towers and steel. The sales and service units are divided into regions for Central Europe, Mediterranean, Americas and International with the last of these having responsibility for the rest of the world. This structure enhances the clear lines of communication and responsibility and is a natural element of the preparation for the continued growth and internationalisation of Vestas.

Increased demands for the wind power systems of the future

Vestas considers it important to ensure that its customers remain in focus and always feel that the working relationship with Vestas is both competent and professional to the benefit of both the customer and Vestas throughout the service life of the turbine.

Vestas is an international Group. This means that Vestas' customers always have the sum total of Vestas' extensive knowledge and know-how at their disposal through a truly worldwide organisation that both provides advice concerning the purchase of new wind power systems and provides solutions to operational issues later on during the service life of the turbine.

Vestas is also a company that places emphasis on strong local presence. By remaining as close as possible to its customers, Vestas provides optimal support of local issues such as requirements for the site, requirements for grid connection and building applications.

During more than 20 years in the industry, Vestas has witnessed continuous development of its customer portfolio.

In the early years of the wind power industry, Vestas' customers were primarily independent private owners, wind turbine associations and local power companies. The projects typically centred on stand-alone turbines or small wind farms. At that time, the technology was still new and customers had little experience of wind turbines.



Vestas' stated aim is to provide the best global service in the industry.

Today, the wind power industry is well known and based on tried and tested technology. Wind power projects have grown considerably in size, and projects on a scale of 50-100 MW are common. These wind power systems can often be compared to other modern power stations as regards both production and control options.

The development from sales of single turbines towards large, capital-intensive wind power systems has naturally resulted in changes in Vestas' customer portfolio. As such, it is likely that in future there will be fewer private turbine owners, smaller developers, and more large power plants and energy companies.

In recent years, multinational energy companies – which traditionally supplied energy generated from fossil fuels – have, in particular, become appreciably more active in the field of wind power. The interest from these companies in wind power has grown in step with the development of the wind turbine industry into a more mature industry with thoroughly tested technology which, both technologically and financially, provides a genuine supplement to fossil fuels.

Vestas sees the increased activity in field of wind power by these large energy companies as a very promising sign for the potential of the wind as a source of energy, and Vestas expects these customers to carry even more weight in the future.

Similarly, the new customers and the new requirements concerning wind power systems have generated a range of new requirements on suppliers. Vestas is very aware of the necessity of continuing to develop the Group, not only in the areas of technology, sales, project completion and service, but also as regards areas such as capital structure and organisation.

With the global organisation that Vestas has built up over the years, the Group's aim is to have the capacity to provide professional and competent consultancy from idea to finished wind power project – both onshore and offshore.

The best service worldwide

As the leading manufacturer of wind power systems, Vestas' stated aim is to provide the best global service in the industry with the strongest local presence and the highest level of customer satisfaction.

This means that customers must receive the fastest and most efficient support in any and every situation. This support is to ensure that Vestas turbines maintain their levels of performance and thus create the greatest possible value both for the customer and for Vestas.

In order to achieve this aim, Vestas has built up a service organisation that has customer service centres and local service units in most parts of the world.

Four regional centres

The local service units are positioned as closely as possible to the turbines. This means that customers receive the fastest response possible whenever they need service. There are four regional customer service centres, which, through the local service units, deal with all customer contact. The customer service centres have the resources and competencies necessary to deal efficiently with the majority of all enquiries, and all other tasks are handled through close working relationships with specialists from the other service organisations and from Vestas' R&D function.



Vestas expects that the powerful expansion of the service organisation will continue in the years to come.

Each customer service centre is to ensure that customers can contact Vestas 24 hours a day so that spare parts can be sent and turbine repairs carried out as quickly as possible.

The responsibility for the overall service policy and the co-ordination of the exchange of experience and knowledge between the customer centres is placed centrally with the Group Service Concept. This function also has responsibility for developing training programmes for service technicians and for global data collection from all Vestas turbines.

Vestas is well aware that the demands for a well-functioning service organisation are growing. Vestas is therefore focusing heavily on improving and developing the service products it provides and expects that the rapid expansion of the service organisation will continue in the future.

Focusing on logistics and co-ordination

In 2002 Vestas was unfortunately obliged to face the fact that in some areas, there were bottlenecks in connection with the delivery of spare parts and repairs to main components. This had the unsatisfactory consequence that some turbines were not commissioned sufficiently quickly. The service organisation has focused heavily on logistics and the co-ordination of this area. At the same time, a good deal of work has been done to increase repair capacity among suppliers, which has appreciably eased the problems.

A very important tool in the work to reduce the problem of bottlenecks is the systematic global collection and processing of data from the thousands of Vestas turbines. The data collected form the basis for retaining global knowledge about the performance of the turbines. This foundation of data is used not only for error analysis, but also for the development of new, competitive turbines and product improvements for existing models.

Customer satisfaction

A high level of customer satisfaction is very important to Vestas. As a result, Vestas systematically carries out customer satisfaction surveys, which form an important tool for the ongoing quality management work. In 2003, a customer satisfaction survey was carried out for customers who purchased turbines in 2002.

This 2002 customer satisfaction survey highlighted the following areas as areas in which extra effort was required: delivery times, availability and operation of the V80-2.0 MW turbines in particular. Extra resources have been allocated to these areas and the results of the latest customer satisfaction survey reveal increasing satisfaction within these three areas. However, there are other areas identified by customers as requiring improvement. For example, there is a wish for increased focus on training and education of the customers in the operation of Vestas turbines.

On the whole, the 2003 customer satisfaction survey produced encouraging evaluations of Vestas. Vestas' technological concept is considered positive. Similarly, the employees' knowledge of the product helps to maintain the perception of Vestas as a partner distinguished by integrity. In addition, customers see Vestas as a stable company – and one that is set to remain so in the long term.


Vestas

Vestas places high emphasis on deploying its corporate values among all employees

6,525 employees – the largest pool of knowledge about wind power

At the end of the year, the Vestas Group employed 6,525 people, of whom 2,398 work in subsidiaries outside Denmark.

The adjustments of manufacturing capacity from kW to MW-class turbines in 2003 meant that Vestas was unfortunately obliged to say goodbye to around 200 employees in Denmark. In connection with the same conversion programme, the workforce in Scotland was increased, although within a different area of production. It was also in 2003 that Vestas purchased Windcast Group AS, a move which resulted in the addition of 445 new employees. The net increase in the Group's employees in 2003 thus totals 526 people.

Deploying visions and values

Over the past five years, the total number of people employed by the Vestas Group has increased from 1,813 to 6,525. With such a high level of growth, anchoring Vestas' values among all employees is both a challenge and a necessity. In 2003, the Group introduced two important activities that communicate these key values to all areas of the organisation.

The first of these was the Vestas introduction day, which in 2003 developed naturally to match Vestas' global position with employees all over the world. This day is a part of the obligatory induction process which all new employees follow during their first few months with Vestas. The induction process ensures that all employees have a thorough knowledge of Vestas as a company and that Vestas' expectations are made clear to each and every employee.

The second was the introduction of VestasWorld, the international employee magazine. The magazine is intended for all employees and is published in Italian, German, English and Danish. VestasWorld is published four times a year.

The aim of these and other similar initiatives is to ensure that Vestas employees in all parts of the world share the same understanding of Vestas' vision, values and attitudes.

Knowledge is the key to future earnings

Generally speaking, knowledge is Vestas' most important asset for ensuring future earnings and creating long-term values.

The wind power industry is distinguished by rapid growth and, at the same time, an expansive development of technology as regards turbine capacity and efficiency as well as production methods and processes. The knowledge resources that help Vestas maintain its position as the leading manufacturer of wind power systems in the world can be divided into three categories of key competencies:

- Product and production development is the most important competency. It is vital that Vestas retains the capacity to remain at the cutting edge of the technological development of wind power systems, develop materials selected for production, and continue to refine efficient work processes.
- The capacity to identify market development and retain a high profile on the markets is essential to the ability to retain and expand the company's high global market share.



The Vestas School contributes to ensuring that all Vestas employees around the world have the skills they need.

- The competencies to organise, transfer technology and collaborate across professional boundaries are increasing in importance. The organisation of projects concerning sales, establishment of turbine projects, controlling support and service and error-identification processes for wind turbines are all key competencies.

Communication and knowledge sharing

Vestas' organisational structure reinforces the potential to maintain these three types of competencies – and to develop them. The Group is divided into four regional sales and service units as well as four global production units.

The organisation is built up in such a way that key competencies in relation to both knowledge and know-how are gathered together in the different business units. The fact that production of nacelles, towers and steel components, blades and control systems is based in four distinct units results in shorter chains of command and, as a result, faster communication. This increases flexibility and the opportunity to fulfil the wishes and requirements of both internal and external customers. The same benefits – faster communication and knowledge sharing – also apply within the four regional sales units.

As the development of competitive products is one of the most important tools for the expansion of wind power, there has always been a high level of focus on the output from Vestas' central R&D function. Considerable growth in the number of employees meant that in 2003, the R&D function was changed from a combined line and project organisation to a pure project organisation. In addition, four turbine programmes have been set up to take on the role of competence centres for the separate turbine types throughout their service lives. The intention behind this change is to increase focus on the separate products. The turbine programmes provide technological support to the entire Vestas organisation.

Employee training

The work of the Vestas School to build up, retain, maintain and increase the efficiency of employees' competencies continued in 2003. The Vestas School is the umbrella organisation under which all Vestas training courses are run. These courses help to ensure that employees in all parts of the world have the skills they need to do their jobs.

In 2003, a number of employees completed the Vestas' Basic Line Management Training, one of the purposes of which is to ensure that both current and future leaders know what is expected of them as part of Vestas' management team. In addition, the School founded Vestas' Project Management Training, which helps to ensure that at all times, Vestas has the competence to handle both internal and external projects in all parts of the world.

Zero errors, zero waste, zero injuries

In 2003, pilot projects were initiated at the blade factories in Denmark with the overriding aim of ensuring zero errors, zero waste and zero industrial injuries. In practice, these projects involve organising employees in teams, where greater involvement of the individual employee – and thus greater personal responsibility – is to contribute to making the very most of each employee's skills and knowledge. The clear focus of the individual teams in their work on areas such as quality, environmental matters, occupational health and safety, training and education, as well as equipment maintenance is to ensure zero errors, zero waste and zero injuries. Once the implementation of this initiative has been completed in Denmark, it is expected that the project will be extended to other Vestas factories around the world.

Other initiatives concerning knowledge resources will be described in more detail in the other sections of this management report. Competencies concerning markets, service, product and production development, customers and employees will be highlighted in these subsections.



North Hoyle marks the start of a major British offshore market

Of 18 offshore projects planned in Great Britain, Vestas was chosen as the supplier for the first two. In 2003, most of the North Hoyle project, consisting of thirty V80-2.0 MW offshore turbines, was completed. The start of 2004 saw the commencement of the second project – at Scroby Sands – which similarly involves the installation of thirty V80-2.0 MW offshore wind turbines.

The completion of these two projects, combined with the valuable experience gained from the establishment of the largest offshore wind farm in the world to date at Horns Reef off the west coast of Denmark, means that Vestas holds a commanding position in the market for offshore projects – as regards both Great Britain and the rest of the world.


CELTIC WIND







In addition to supplying wind power systems for the generation of sustainable energy, Vestas considers it natural to include consideration for the environment and occupational health and safety in all its operations and development activities.

Sustainable development

Social responsibility is a natural part of Vestas' management philosophy and value set, and Vestas exercises its social responsibility both internally within the Group and externally with reference to the surrounding community. Vestas' wish for sustainable development for the company encompasses social responsibility, environmental responsibility and financial profitability.

Vestas employs and promotes people on the basis of their skills and qualifications, irrespective of race, gender or creed. Vestas employs people of various nationalities, and work is constantly being done to create the best possible conditions for employees.

One example of the work being done to integrate employees is Vestas' participation in a pilot project entitled "Integration by own effort". This project was financed by the Danish Ministry for Integration and implemented at the controller factory in Lem, Denmark. It involves a new IT tool that provides an audio-visual presentation of a wide range of information that was previously only available in text form. This information includes, for example, work instructions, parts lists and information about safety, working conditions and quality. The tool also ensures that employees who have problems reading and/or spelling find it easier to acquire the qualifications they need to carry out their various tasks.

Through relevant dialogue and active collaboration with business partners, Vestas will constantly strive to improve understanding for reinforcing norms and work for continuous improvement in all areas related to safety, social responsibility, human rights, health and safety on the labour market, business ethics and the external environment.

As the basis for its standards and objectives, the Group uses framework agreements set up by international organisations – such as the UN, ILO and OECD – as regards ensuring ethical responsibility and credible behaviour. Through membership of collaboration and safety committees, and in their everyday work, employees of the Vestas Group will strive to promote the principles, guidelines and procedures laid down in these framework agreements. Additional information about these agreements is available online at www.vestas.com under "Profile".

Vestas turbines delivered in 2003 will save 52,164,000 tons of CO_2

Vestas has an influence on the external environment, and environmental conditions have an influence on Vestas' business development and operations. Consideration for the environment is deeply rooted in Vestas. In addition to supplying wind power systems for the generation of sustainable energy, Vestas considers it natural to include consideration for the environment and occupational health and safety in all its operations and development activities.

Significant forms of impact on the external environment stemming from Vestas' products include the visual impact of the turbines on their surroundings, emissions of sound from turbines in operation, and non-recyclable waste from decommissioned turbines. In 2003, Vestas participated in a project that focused on making use of hardened composite materials – particularly in connection with ex-service turbine blades. The result of this work means that it is now possible to use the energy in the composite materials, while simultaneously considerably reducing the volume disposed of as landfill.



The Meroicinha site in Portugal consists of three V80-2.0 MW turbines and one V90-3.0 MW turbine.

Vestas supplied 1,812 MW in 2003, which during their design service lives of 20 years will save about 52,164,000 tons of CO_2, seen in relation to the electricity generated in Europe, cf. figure 2, as electricity generation in Europe emits, on average, 548 grammes CO_2/kWh.[1]

From an operational perspective, Vestas has highlighted waste, energy, absence due to illness and industrial injuries as significant environmental and occupational health and safety aspects. As regards operating activities, Vestas is working to deploy the environmental management and occupational health and safety systems firmly in all Group companies. Vestas' environmental management and occupational health and safety systems cover the development, production, erection and servicing of turbines according to the ISO 14001 and OHSAS 18001 standards.

In 2003, Vestas took over Windcast Group AS. In connection with this take-over, Vestas mapped a range of environmental and occupational health and safety aspects, and this work will continue in 2004.

The Environmental Statement on pages 88-103 explains Vestas' work with environmental and occupational health and safety issues in more detail. Additional information is available online at www.vestas.com under "Environment".

Expectations for further expansion of wind power

Vestas expects the expansion of wind power to continue in the future. Aspects such as continued improvement of the competitiveness of wind power combined with increased supply reliability will make wind power one of the most important sources of energy in the world.

Figure 2:


Tons
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
5
10
15
20
Year

Savings in CO_2 emissions attributable to the expected energy production of the turbines manufactured in 2003

Increased focus on supply reliability

In summer 2003, the United States and Canada were hit by a breakdown of the electricity grid, which brought large parts of north-eastern America to a halt. It was said that such a massive breakdown could never happen in Europe, but three months and three European breakdowns later, it was clear that changes are needed to ensure a stable supply of electricity. The breakdowns similarly illustrated how vulnerable the electricity systems are. They must therefore be reinforced so the population can be sure of having access to the necessary electricity supply – whenever it is wanted and, indeed, required.

[1] *The calculation is based on "Opdatering af UMIP-databasen" (Updating the UMIP database), work report from the Danish Environmental Protection Agency, no. 27, 2002.*

Qualitative comparisons of production technologies based on risk feature

Technology	Size of production	Establishment time	Financing costs/kWh	Operating costs	Fuel costs	Co_2 emissions	Regulative risk
Gas turbines	Medium	Short	Lov	Low	High	Medium	Low
Coal	Large	Long	High	Medium	Medium	High	High
Nuclear power	Very large	Long	High	Medium	Low	Zero	High
Hydro-electric power	Very large	Long	Very high	Very low	Zero	Zero	High
Wind power	Small	Short	High	Very low	Zero	Zero	Medium
Piston engine	Small	Very short	Low	Low	High	Medium	Medium
Fuel cells	Small	Very short	Very high	Medium	High	Medium	Low
Solar cells	Very small	Very short	Very high	Very low	Zero	Zero	Low

Source: "Power Generation Investment in Electricity Markets", OECD/IEA Paris 2003, page 32.

The reasons for the American breakdown are still being discussed, and The Federal Electricity Reliability Council (FERC) will, on account of the breakdown, be allowed to implement centralised monitoring of the electricity system in the United States after 2007. A reform of the American electricity system has been discussed, but the debate has been put on hold for the moment, as the new energy bill in the United States has yet to be ratified. In Europe, there is as yet no overall monitoring of the various electricity systems.

The breakdowns mentioned have naturally increased the focus on supply reliability and thus on the need to expand the electricity grid. By reinforcing the electricity grid, it will be easier to transport electricity over longer distances to consumers. This, in turn, increases the opportunity to transport electricity generated by wind power from areas with good wind resources to areas with high requirements for electricity. This is positive for the expansion of wind power, as the lack of the means to transport electricity has been one of the constraints in the way of establishing wind power plants in some parts of the world.

Liberalisation of the market

Another important change to the electricity system is the development towards a liberalisation of the market. The EU, for example, is well on the way towards a fully liberalised electricity market, where the laws of supply and demand will define prices, etc. However, a fully liberalised electricity market will increase the risk that suppliers of electricity will choose the cheapest and most short-sighted form of production.

In order to avoid short-term, unsustainable solutions, Vestas considers a combination of various forms of electricity production to be the optimal solution, as this will, for instance, minimise the risk of potential increases in fuel prices, reduce environmental impact and counteract the problem of poor supply reliability.

The chart above illustrates some of the choices facing investors in a liberalised market. As it shows, wind power has very attractive and low risk features. Wind power plants take little time to set up and can therefore quickly be established whenever the need for energy arises. The operating costs are low and do not fluctuate like oil and gas prices as there are no fuel costs. In addition, these plants generate no CO_2 so their operation causes no pollution.

Despite the fact that wind power is competitive, clean and sustainable, there are still a number of conditions and considerations that can slow the installation of wind power systems.

The attitude of the population to wind

The attitudes of the population in general to wind turbines often vary greatly, depending on factors such as the impact wind turbines have on the area in which they are erected, the environmental impact of the energy production itself, and price and supply reliability seen in relation to power from fossil fuels such as coal, oil and natural gas. In order to position wind power and spread knowledge about wind turbines in general, Vestas is a member of both local and national wind power organisations.

Great backing for wind energy

Numerous surveys from a range of countries show that there is enormous backing for sustainable energy, including wind energy. Many people see wind power systems as a highly viable alternative to conventional forms of energy, and there is thus considerable support among the population for additional expansion of wind energy. In Germany, for example, approximately 86 per cent of the population is positively disposed towards continued expansion of wind power[2], while in France, nine out of ten people support additional extension of wind power

[2] *"Windkraft 2002 - Saubere Energie - Sichere Stromversorgung - Neue Arbeitsplätze", (Wind Power 2002 – Clean Energy – Reliable Power Supply – New Jobs) published by Der Wirtschaftsverband Windkraftwerke (The Professional Association of Wind Power Stations), March 2002.*

Figure 3:

Are global warming and climate change serious issues which demand immediate action?



5%
7%
88%
Yes
No
Do not know

Source: "Energy: Issues, Options and Technologies", published by the Directorate-General for Research, European Commission, December 2002.

systems[3] and in Australia, 95 per cent of the population is in favour of expanding wind turbine capacity.[4]

Concerns about global warming

This high level of backing is due in part to concerns among the population about global warming, as is illustrated by figure 3 which shows that 88 per cent of those asked in the EU believe that initiatives must be implemented immediately to counteract climate change. The same survey reveals that there is broad acceptance of the fact that wind energy is competitive, as sustainable energy is highlighted as the most competitive source of energy in 2050 – ahead of both fossil fuels and nuclear energy.[5]

Minimisation of environmental impact

When it comes to the erection of wind turbines, a great deal of attention is given to the visual impact of the turbines on the surrounding area, and to their impact on wildlife. Therefore, exhaustive analyses of the impact of the turbines on the local environment are carried out to ensure that their erection will have the least possible effect on the countryside and wildlife.

For offshore projects, the initial planning phase includes an environmental impact assessment carried out over a protracted period to produce the best possible basis for evaluation. This assessment highlights all the relevant problem areas in connection with the establishment of a wind farm, including both physical and biological conditions.[6] By way of an example, as a result of the environmental impact assessment carried out for the Scroby Sands wind farm off the coast of Britain, the wind turbines will be erected so as to cause as little disruption as possible to the seals during their breeding season.[7]

Subsequently, environmental monitoring programmes are initiated to highlight what the establishment of the wind farm has actually caused in the way of changes as regards flora and fauna. These programmes focus on aspects such as whether the seals are hunting for food between the turbines, and whether the vegetation and animal life on the seabed has altered. An analysis of this kind is being carried out in connection with the North Hoyle offshore wind farm, again off the coast of Britain. These analyses continue for two years following the establishment of the wind farm. This means that the environmental analyses linked to the North Hoyle project will run from 2001-2005.[8]

Previously, similar analyses have been carried out on the Tunø Knob wind farm, which was established in 1995 off the coast of Denmark. In this case, the analyses concluded that the wind turbines had had no negative effect on the living conditions of the mussels and birds to be found in the area.[9] Corresponding analyses are being conducted at the Horns Reef offshore wind farm.

The wind – an inexhaustible resource

Wind power is a viable supplement to conventional energy sources. This is due not only to the competitive price, but also the fact that the actual potential of the wind is enormous. With the technology available today, the total electricity consumption of the world could be covered many times over. This means that lack of wind resources is not an obstacle to the development of wind energy into one of the most important sources of energy in the world. In fact, power from wind energy is a very significant potential alternative to electricity generated from the combustion of fossil fuels. Moreover, wind power can help to stretch the known reserves of fossil fuels and contribute to stabilising the price for conventional energy.

[3] *"Sondage perception de l'energie eolienne en France", (Survey of the attitude towards wind energy in France) published by ADEME – Synovate January, 2003.*
[4] *" National Renewable Energy", published by the Australian Wind Energy Association, September 2003.*
[5] *"Energy: Issues, Options and Technologies", published by the Directorate-General for Research, European Commission, December 2002.*
[6] *For an example of an environmental impact assessment, see www.hornsrev.dk/miljoeforhold*
[7] *www.offshorewindfarms.co.uk/sites/scroby-sands.html*
[8] *"North Hoyle Offshore wind farm – Environmental statement", published by National Wind Power, February 2002.*
[9] *"Assessing the impact of the Tunø Knob wind park on sea ducks: the influence of food resources", published by the Danish Ministry of Environment and Energy, National Environmental Research Institute", February 1999.*



Vestas considers it realistic to expect that the share of global electricity production covered by wind power will increase to approximately 5 per cent over the next 10 years.

Figure 4:



Wind power penetration in global electricity production
%
5
4
3
2
1
0
Year
2003
2005
2007
2009
2011
2013

Vestas's calculations are based on the following conditions:
An average wind power growth rate of 25 per cent per year, an average growth rate in global electricity production of 2.67 per cent per year in 2000-2010 and 2.47 per cent per year in 2011-2020 (source: "World Energy Outlook 2002", published by the International Energy Agency, 2002), and an increase in the average capactiy factor for the cumulative installation of wind power from 23 per cent in 2003 to 35 per cent in 2013.

Growth scenarios for wind power

Wind power is the source of energy that has achieved the greatest growth over the past ten years, with annual growth rates averaging 35 per cent.[10] Vestas believes that very high growth will continue during the period up to 2020, as the demand for electricity continues to rise while focus is simultaneously increasing on competitive, clean and sustainable energy. As hydro-electric power has already achieved its maximum potential in many OECD countries, the rise in sustainable energy is expected to come primarily from wind power, as this source of energy is the sustainable source that is currently the most competitive in relation to energy generated from fossil fuels.[11]

Vestas' positive expectations as regards the continued expansion of wind power are illustrated in figure 4. At the end of 2002, wind power represented approximately 0.5 per cent of the total global production of electricity.[12] Vestas considers it realistic to expect that the share of global electricity production covered by wind power will increase to approximately 5 per cent over the next 10 years.

On the assumption that global electricity consumption will increase in line with predictions, an average annual growth rate of more than 25 per cent in installed MW of wind power is realistic.

[10] *"World Market Update 1997", published by BTM Consult ApS, March 1998. "World Market Update 2002", published by BTM Consult ApS, March 2003.*
[11] *"World energy outlook 2002", published by International Energy Agency, 2002.*
[12] *"World Market Update 2002", published by BTM Consult ApS, March 2003.*



At Sakata Port in Japan, the company has erected eight V80-2.0 MW turbines.

The Kyoto Protocol is having an effect – but it is not enough

The Kyoto Protocol obliges the countries signing it to abide by a set maximum limit for CO_2 emissions in relation to 1990, the index year. At least 55 countries, which together accounted for at least 55 per cent of global emissions in 1990, must ratify the protocol before it can come into effect. Countries such as Australia and the United States have so far refused to ratify the protocol.

The Kyoto Protocol has had a significant influence on public awareness about the effect of CO_2 emissions on climate changes and has formed the basis for legislation concerning CO_2 reduction in many countries, particularly EU member states.

As such the Kyoto Protocol has already had a significant effect on the spread of sustainable energy, even though it has not yet come into effect.

One of the fundamental principles of the Kyoto Protocol is the opportunity to trade in CO_2, which means that countries which emit less CO_2 than they are entitled to can sell their CO_2 emission surplus. In this context, international CO_2 certificates may become an efficient tool for reducing emissions of greenhouse gasses on condition that these CO_2 certificates be based on real reductions in CO_2 emissions resulting from, for example, the conversion of conventional power stations to wind power plants.

However, Vestas is of the opinion that the Kyoto Protocol and the proposed trade in CO_2 are not sufficient to solve the problems in the relationship between polluting energy production and clean, sustainable technologies. For example, no consideration is accorded to the external costs stemming from conventional energy production – such as other forms of pollution, consequential illness and industrial injuries.

Vestas thus believes that the Kyoto Protocol cannot stand alone. What is needed is supplementary legislation concerning sustainable development with clear, non-negotiable goals for growth in clean, sustainable energy production, and a pricing scale for other external costs based on the principle that those who pollute must bear the consequential costs. This would ensure continued development and increase the efficiency of the clean sustainable sources of energy – such as wind power – which is surely the only long-term solution to the problems linked to CO_2-induced climate changes as well as the other external problems associated with conventional energy production.







Vestas sets the standard once again

Despite one of the tightest schedules ever, smooth collaboration throughout the Vestas Group made it possible to overcome one of the greatest challenges in 2003: the production, delivery and erection of eighty V80-1.8 MW turbines at the Evanston site in Wyoming, USA.

Many employees contributed to the Group succeeding in setting new standards and improving competitiveness in the field of transport. For only the second time in the history of Vestas, towers, nacelles and blades were transported by train through the United States to the site, situated 2,300 metres above sea level.

The erection phase also made a number of new demands. Normal practice involves the lifting of rotors complete with three blades, but in Evanston, the risk of high winds would have made it necessary to invest excessive resources in securing the rotors. Therefore, Vestas chose to lift one blade at a time. This procedure meant that the blade hub had to be fitted to the nacelle while it was still on the ground.

After a brief introduction period, this erection process proved to be a great success. The fact that the electrical work and torque adjustment of the hub were carried out prior to lifting the nacelle resulted in uniform high quality throughout the nacelles.



The eighty V80-1.8 MW turbines delivered to Wyoming, USA, were commissioned in 2003.



Vestas delivered 34 MW to Sweden in 2003 and achieved a market share of approximately 60 per cent.

Sales in MW	2003	2002	2001	2000
Nordic Region	**59**	**294**	**82**	**133**
Sweden	34	31	27	21
Denmark	25	261	51	112
Finland	–	2	–	–
Norway	–	–	4	–
Rest of Europe	**1,041**	**989**	**798**	**488**
Germany	613	582	525	223
The Netherlands	114	124	20	32
United Kingdom	94	44	46	40
Austria	88	24	11	7
Italy	51	146	150	112
Portugal	27	7	14	4
Ireland	25	13	4	49
Belgium	12	4	1	–
Greece	8	3	1	20
France	5	11	1	1
Slovakia	3	–	–	–
Rumania	1	–	–	–
Poland	–	30	23	–
Latvia	–	1	–	–
Switzerland	–	–	2	–
Rest of the World	**712**	**357**	**765**	**184**
USA	347	172	634	92
Japan	92	12	44	30
Egypt	54	–	–	–
Canada	46	92	48	11
Australia	45	32	1	10
Iran	39	15	–	–
India	37	18	15	1
China	27	10	–	4
New Zealand	20	–	–	–
South Korea	5	–	1	–
Taiwan	–	4	–	–
South Africa	–	2	–	–
Costa Rica	–	–	20	–
Chile	–	–	2	–
Morocco	–	–	–	36
Total world	**1,812**	**1,640**	**1,645**	**805**

The market for wind power grew again in 2003

In 2003, the global market for wind power grew by well over 10 per cent to approximately 8,000 MW. This level of growth is lower than expected, which is primarily attributable to the development of the German and Italian markets.

The total sales of Vestas Technology from Vestas Group companies and Vestas' associated company amounted to 1,812 MW, an increase of approximately 10 per cent. Vestas achieved a market share of 22.6 per cent, which is at the same level as in 2002. Vestas lost market shares in the United States, which was subject to special market conditions in 2003, whereas the market share outside the United States increased.

Vestas expects a modest development of the global market for wind power in 2004 as the American market is expected to be significantly smaller than in 2003 as the PTC scheme was not extended at the end of 2003. In contrast, the prospects for markets outside the United States are very promising, and are expected to produce gains that will more than offset the downturn in the United States. Vestas thus believes that the total global market will grow by up to 10 per cent in 2004.

The Nordic Region

Vestas continues to view Sweden as a small but very stable market. In 2003, Vestas delivered 34 MW, firmly underpinning its position on this market by achieving a market share of approximately 60 per cent. Clarification of the Swedish government's legislation proposal for renewable energy means that Vestas expects a great deal of activity in Sweden in the future – both onshore and offshore.

The Danish market in 2003 was affected by the fact that the power sales prices for turbines erected after 31


Sales – total number of turbines
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
843
1,014
1,970
1,453
1,369
1999 2000 2001 2002 2003


Sales in MW
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
653
805
1,645
1,640
1,812
1999 2000 2001 2002 2003

December 2002 were cut by more than 15 per cent. This decrease means that it is very difficult to find financing for projects in Denmark. However, the regulations for replacing turbines – and, as a result, for obtaining scrapping certificates – made it possible to find financing for some projects in Denmark. These regulations ended in 2003, which means that expectations for 2004 are very limited. As expected, Vestas supplied only 25 MW to the decreasing Danish onshore market in 2003, achieving a market share of more than 50 per cent. A lack of political intiatives in the field of wind energy means that Denmark risks losing its position as the leading player in the development of sustainable energy solutions, and that the domestic market of the Danish wind turbine industry may disappear completely.

In Norway, Vestas expects the market to grow in the coming years. This expectation is based on an increase in activity among the dominant players on this market. Vestas did not deliver any turbines to Norway in 2003

The rest of Europe

Despite the fact that the German market decreased from approximately 3,250 MW installed in 2002 to approximately 2,675 MW installed in 2003, it still remained the largest market in the world. The primary causes of the decreasing market were uncertainty concerning the revision of Germany's legislation for sustainable energy (EEG) and a tighter policy regarding the financing of wind turbine projects.

Even though the German market decreased in 2003, Vestas nevertheless succeeded in increasing deliveries to 613 MW. Vestas thus raised its market share by approximately 5 percentage points from around 18 per cent to almost 23 per cent. This positive development was due in large part to the competitiveness of the V80-2.0 MW turbine.

Vestas expects Germany to continue as a strong market in the future. These expectations are based on a number of factors, one of which is that the proposed legislation for a revision of EEG does not alter the fundamental principles of the current pricing system. However, it has been proposed that the annual reduction rate on the basis of the price per kilowatt hour be set at 2 per cent instead of the previous level of 1.5 per cent. Moreover, placements in areas with particularly modest winds are no longer entitled to power sales prices under the EEG legislation. At the same time, improved pricing for the offshore market has been proposed, improvements that will apply to projects established until 2012, rather than the current limit of 2006.

The current pricing system will continue until the changes to the legislation have been finally approved by the German Parliament, which is expected to happen in the first half of 2004. Vestas expects that the new changes to the EEG legislation will stabilise and reinforce the German offshore market and, in the long term, improve opportunities in this market.

The Dutch market saw a positive development in deliveries on account of stability in the market attributable to clarification concerning power sales prices. However the calculation method for full load hours is inappropriate, and it is expected that the system will be changed in 2004. Vestas supplied 114 MW to the Dutch market in 2003, achieving a market share of approximately 50 per cent.

Since the framework conditions for a stable market in Great Britain were laid down in 2002, this market has almost tripled. Of 18 planned offshore projects, Vestas was chosen as the supplier for the first two. In 2003, Vestas completed most of the North Hoyle project, which consists of a total of thirty V80-2.0 MW offshore wind turbines. The start of 2004 saw the commencement of the second project – at Scroby Sands – which similarly involves the installation of thirty V80-2.0 MW offshore wind turbines. With these two projects, Vestas commands a strong position in the market for offshore turbines in Great Britain. Vestas more than doubled sales to Great Britain in 2003, selling 94 MW and capturing a market share of approximately 50 per cent. Vestas expects very positive development



Eight V47-660 kW turbines erected at the Montemurro site in Italy.



Fifteen V80-2.0 MW turbines installed at Zagórze in Poland.



Vestas supplied 88 MW to the Austrian market in 2003 – four times the figure for 2002.

of this market both onshore and offshore, particularly in the light of the visionary goal of the British government to ensure that 15 per cent of electricity produced stems from sustainable sources of energy in 2015.

On 1 January, the Ökostromverordnung (Green Electricity Directive) – a new regulatory directive for sustainable energy – was introduced in Austria. This directive means that projects approved before the end of 2004 are guaranteed EUR 0.078 per kilowatt hour for a period of 13 years. This political clarification and an extraordinary investment subsidy of 10 per cent applicable until the end of 2003 meant that the Austrian market increased considerably and 285 MW were installed in 2003. Even though an increasing number of manufacturers delivered wind turbines to Austria, Vestas succeeded in delivering 88 MW – almost four times the figure for 2002 – and achieving a market share of more than 30 per cent. Vestas expects the Austrian market to remain stable in the future.

In Italy, it was not until the end of the year that clarification was forthcoming concerning the raising of the goals for green energy – too late to have a positive effect on sales in 2003. The political uncertainty that has been in evidence since 2001 resulted in the market being almost halved in 2003. However, in December 2003, the Italian Parliament finally approved a law which will come into force at the start of 2004. This law firmly establishes an increase of 0.35 percentage points in the goals for green energy every year from 2004 to 2007. Moreover, the fines for electricity generators who do not have sufficient certificates to meet their quotas for green energy have now been set at 150 per cent of the price of the green certificate in question. With the current goal of 2 per cent green energy as the starting point, the new legislation means that installed capacity in Italy is expected to double in the period up to 2007.

Vestas' deliveries to Italy in 2003 were more than halved to 51 MW, but Vestas still succeeded in maintaining a very high market share. The last quarter of 2003 showed an appreciable increase in the influx of orders, and in December 2003, Vestas received an order for delivery of 195 V52-850 kW wind turbines to the Italian market (cf. announcement no. 26/2003 of 19 December 2003 to the Copenhagen Stock Exchange). On the basis of the increased level of activity towards the end of the year, and the political clarification concerning the goals for green energy, Vestas expects Italy to become one of the leading European markets once more in 2004.

Vestas expects the Portuguese market to develop positively. In 2003, Vestas completed a number of MW projects, and, on the basis of a satisfactory order backlog for 2004, has set up a service company in Portugal. The Portuguese market is growing, with development primarily driven by MW-class turbines. The launch of the V90-3.0 MW turbine has generated a good deal of interest, and the V80-2.0 MW model has already proved its competitiveness on this market. Vestas delivered 27 MW to Portugal in 2003 and achieved a market share of approximately 25 per cent.


Vestas
Vestas

Two V90-3.0 MW turbines have been installed at Risum-Lindholm in Germany.

2003 was a good year for Vestas on the Irish market, where the company doubled its sales. Vestas delivered 25 MW to Ireland, achieving a market share of approximately 40 per cent. This success was due in part to the fact that a number of projects postponed from 2002 were completed in 2003 following clarification of the rules under AER 5 concerning settlement for electricity generated by wind turbines. In addition, AER 6 allows for the installation of a further 280 MW in Ireland and Vestas expects to be awarded a large share of these projects in 2004 and 2005. Against this background, Vestas has positive expectations for the Irish market.

Belgium is a small market in the Benelux region, a market for which Vestas has high expectations as one of the stated aims of the country is to ensure that 6 per cent of energy produced is to stem from sustainable sources in 2011. The market tripled in 2003 and Vestas delivered 12 MW to Belgium, thus achieving a market share of approximately 36 per cent.

At the end of 2002, Vestas was chosen to supply fifty V80-2.0 MW offshore wind turbines for the Belgian Seanergy offshore wind farm, with the first ten of these to be installed and commissioned in summer 2003. However, this project has been postponed due to objections to the Belgian authorities' procedural handling of the building permits – see Vestas' interim report for the first six months of 2003. Work is not expected to commence on the project until 2004 at the earliest.

The Greek market almost halved in 2003 and thus did not live up to expectations. Difficulties in connection with the authorities' handling of the building permits still result in postponements of projects. A positive development in the market is thus expected in 2005 at the earliest. Vestas delivered 8 MW to Greece in 2003 and achieved a market share of approximately 15 per cent.

Generally speaking, no major development of the French market occurred in 2003. However, the political situation is gradually shifting towards a positive attitude to wind power. The national goal for the installation of wind power has thus been raised from 7,000 MW to 10,000 MW of installed capacity in 2010. Vestas expects that the positive political development will pave the way for a general growth in the number of new wind turbine projects. Vestas delivered 5 MW to France in 2003 and achieved an unsatisfactorily low market share.

Poland is still a promising market, but it was dogged by delays in 2003 as no clarification regarding the regulations for the settlement of wind-generated electricity was forthcoming. With Poland's entry into the EU, it is expected that the country will become a major market for wind power in the future. Against this background Vestas established a service company in Poland in 2003.

The Spanish market is still one of the largest in the world, and Vestas sees plenty of opportunities to capture a good share of this market. As a result, Vestas has already established a company to deal with sales and service for the Spanish market. Similarly, Vestas expects to establish local production in Spain in the course of 2004. Vestas expects the Spanish market to be dominated by MW-class turbines, and the company therefore has high expectations for the V90 model, which is eminently suited to the Spanish wind conditions. Vestas made no deliveries to Spain in 2003, and the first orders from this country are still eagerly awaited. The combination of Vestas and NEG Micon will result in a speedy access to the Spanish market by means of NEG Micon's organisation in Spain. On this basis Vestas expects to increase its activities in Spain in 2004.

The Rest of the World

2003 was an interesting year in North America, where the market almost quadrupled in relation to 2002 because the PTC scheme was scheduled to expire at the end of the year. Vestas sold 347 MW to the United States, a doubling of the figure for 2002, and achieved a market share of approximately 21 per cent. As expected, this represented a decrease in relation to 2002, primarily attributable to the special market conditions in effect in 2003. The current PTC scheme expired at the end of 2003. However, Vestas expects a new PTC scheme to be approved in spring 2004. Against this background, Vestas forecasts a declining market in the United States in 2004.

Japan remains a stable market that once again lived up to Vestas' expectations in 2003. Vestas delivered 92 MW to



Vestas supplied 347 MW to the United States in 2003, of which 146 MW were installed at the High Winds site in California.

Japan, a considerable increase in relation to 2002. The capacity installed in 2003 gave Vestas a market share of approximately 33 per cent.

The Egyptian market has been quiet in recent years, but in 2003, Vestas secured two contracts for projects totalling 77 MW (cf. announcement 01/2003 of 28 January 2003 to the Copenhagen Stock Exchange) and thus captured a very large share of the market.

India is another market that is developing positively, with Vestas doubling sales to 37 MW in 2003 and achieving 15 per cent share of the market.

Vestas delivered 46 MW to Canada in 2003 and achieved a very high share of this market, thus maintaining its position of market leader in Canada. A number of Canadian provinces have taken the initiative to set up targets for the establishment of sustainable energy. For example, Ontario and Quebec have set targets that involve the installation of more than 1,000 MW over the coming 5-7 years. In December 2003, Vestas announced an order for thirty-eight V80-1.8 MW turbines for Vision Quest (cf. announcement no. 25/2003 of 12 December 2003 to the Copenhagen Stock Exchange).

A healthy order backlog and a large number of outstanding offers mean that Vestas has very positive expectations for the Canadian market in 2004.

Vestas continues to have positive expectations for the spread and expansion of wind power in Australia. With the delivery of 45 MW to Australian market in 2003, Vestas achieved a considerable market share. The Vestas factory for assembling nacelles in Tasmania was opened in 2003, and has already produced the first V66-1.75 MW nacelles for the Hydro Tasmania project, cf. Stock Exchange announcement no. 4/2002 of 7 February 2002.

Supplying 39 MW, Vestas more than doubled deliveries to Iran in 2003 and achieved a very high share of the market. Parts of the turbines delivered are produced locally, and Iran is one of the markets that may well become very interesting in the long term.

In Asia, a number of markets have started to show positive tendencies. Vestas achieved a slight increase on the Chinese market, delivering 27 MW and achieving a market share of approximately 28 per cent. In addition, positive signs for the opportunity to establish wind power plants in Taiwan and Korea are visible and Vestas delivered 5 MW in 2003.

In New Zealand, Vestas secured an order for the delivery of V52-850 kW turbines in 2003/2004. The customer has previously purchased V47-660 kW turbines for a project with an average capacity factor of more than 50 per cent. Vestas delivered 20 MW to New Zealand in 2003 and achieved a very high share of this market.



The Indian market is developing positively, and Vestas delivered 37 MW in 2003.

The market in South America is very limited but several countries are currently working on programmes for installing wind power. Vestas has particularly high expectations for Brazil providing the impetus for the markets of South America over the coming 2-5 years. Vestas delivered no turbines to South America in 2003.

Generally speaking, the Middle East and North Africa are new and challenging markets. There are good opportunities for establishing wind power plants, but financing the projects and receiving the various permits required constitute a long, difficult process. In the short term, Vestas has only modest expectations for these markets.

General market development

In general, Vestas expects that the wind turbine industry will continue to be driven by the onshore market. Most of the growth in the immediate future will stem from Europe and North America, as well as from India and Australia. In addition, there are a number of potentially large markets, such as China, which Vestas expects to grow in importance.

The offshore market for wind energy is considered likely to come into its own in the medium to long term. As such, the offshore market share is expected to account for an average of around 10 per cent of newly installed capacity every year for the next five years or so.

Vestas expects the number of markets for wind power to continue to grow. Similarly, the company expects several of the smaller markets to develop and thus contribute positively to increased market spread, which will help to minimise the effects of the fluctuating American market.

For these reasons, Vestas predicts increased stability in the market for wind power in the long term.

Development work pushes back boundaries

For more than 20 years, Vestas has been contributing to improving the competitiveness of wind power. The company's overriding goal has thus always been to reduce the cost price per kilowatt hour generated as far as possible over the design service life of the turbine.

Vestas' most recent example of improvements to the competitiveness of wind power is the introduction of the V90 turbines. As described in last year's annual report, several V90-3.0 MW prototypes were erected in 2002. These turbines have now completed a range of verification tests, with satisfactory results. This means that Vestas has already initiated sales of turbines of this type, and serial production was started at the beginning of 2004.

With the development of the V90-3.0 MW turbine, Vestas has once again pushed back the boundaries for what is



Thirteen V80-2.0 MW turbines installed at Reussenköge constituted the largest repowering project in Germany in 2003.

possible in the field of wind power – both onshore and offshore. Based on a combination of tried and tested technology and the well-known and thoroughly documented Vestas Technology, the V90-3.0 MW turbine is considered a natural extension of the existing product range.

Intelligent design has resulted in Vestas being able to introduce a new tower system. By using magnets to hold fittings in place on the inside of the tower walls, it has proved possible to make significant reductions in total tower weight. Compared with an 80-metre tower for a V80-2.0 MW turbine, the weight of an 80-metre tower for a V90 turbine has been reduced from around 200 tons to approximately 156. The lower weight means that it has proved possible to reduce costs on both tower production and tower transport.

Likewise, Vestas has developed a longer yet lighter blade. Carbon fibre has replaced fibreglass in a number of places, resulting in a blade that is lighter, even though at 44 metres it is five metres longer than the longest blade previously manufactured by Vestas.

The lighter blade, combined with a more compact design concept for the V90-3.0 MW nacelle, has made it possible for Vestas to keep the weight of the V90-3.0 MW turbine approximately the same as that of the V80-2.0 MW model. All in all, this means 50 per cent greater output from the same weight.

High output in modest winds

In 2003, Vestas launched new turbine models that have made it more advantageous to erect wind turbines in areas with modest winds. The models in question are the V90-1.8 MW and the V90-2.0 MW turbines.

The aim of improving the competitiveness of wind power has thus led Vestas to develop two new turbines that can generate up to 25 per cent more energy than a conventional V80-2.0 MW model.

The two new turbines combine the thoroughly tested and fully documented V80-2.0 MW nacelle with the newly developed 90-metre rotor. In addition, it is possible to use the new, lightweight tower – developed for the V90-3.0 MW turbine – for these two turbines.

The V90-1.8 MW and the V90-2.0 MW turbines, which are primarily designed for the markets of Central and Southern Europe, are set to enter serial production in 2004.

A secure, optimal grid interface

Vestas has developed the unique VestasGridSupport™ system, which supports and ensures the optimal grid interface.



In Høvsøre, Denmark, Vestas has installed one of its new V90-2.0 MW turbines, which are ideal for sites with modest wind conditions.

VestasGridSupport™ covers a range of different solutions that deal with aspects such as grid control, grid measurements and operation during periods of grid error.

Grid control ensures the very best control of both active and reactive output, as well as frequency control. Grid measurements allow measurement of active output, reactive output, voltage and high-tension frequency.

As the production generated by wind farms is now on a par with that of conventional power stations, network operators are increasingly demanding grid connections for major wind power systems. In order to accommodate these requirements and to keep the turbines connected to the electricity grid for as long as possible when voltage falls, Vestas has developed a systems that can deal with short-term voltage drops on account of grid errors. With this system, Vestas can now provide a solution that can help to prevent voltage collapse, which means that farms can make a significant contribution to the stability of the entire grid.

VestasGridSupport™ solutions are available as individual modules and as packages.

Improved monitoring of components with rotating parts

The Vestas Condition Monitoring System (VCMS) is another new development. With this system, Vestas has improved the monitoring of the most important components with rotating parts in the turbine nacelle. The system is a vibration-based monitoring system that consists of a range of vibration sensors and forms a special part of the turbine control system.

Using signals from the vibration sensors, the control system can evaluate the condition of the individual components and shut down the turbine if the condition of any component becomes critical. A specially developed remote monitoring package is available to allow users to carry out additional in-depth analyses of wear and damage.

The overriding intention behind VCMS is to identify any faults in a turbine at a very early stage. This approach minimises periods of turbine downtime. At the same time, VCMS will help to reduce costs for repairs to important components and improve the options for planning routine maintenance work on the turbines.

VCMS has already been fitted to almost 100 Vestas turbines, and the company is currently carrying out the final system verification tests at wind farm level. Vestas expects to start marketing VCMS in 2004.

New core competencies worldwide

In 2002, Vestas initiated negotiations concerning the takeover of Windcast Group AS, one of the leading suppliers in the world of advanced die-cast components to the wind turbine industry. The purchase of Windcast was finally completed in 2003.

Vestas has thus added to the fold a company that has both the capacity and the knowledge to develop and deliver die-cast components such as high-quality blade hubs and machine foundations. As the ongoing development is moving in the direction of larger and more efficient turbines, optimal designs that feature reduced weight are becoming increasingly important. This naturally makes high demands on the ability to master the advanced casting technology essential to the manufacture of very





In 2003, Vestas took over Windcast Group AS, the leading supplier in the world of advanced die-cast components to the wind turbine industry.

large die-cast components of uniformly high quality. With the development of a blade hub and machine foundation for the new V90 turbine, Windcast has shown that its casting facilities have the capacity to deliver components in which the demands for high quality and low weight are combined with the desire for great production efficiency.

The take-over of Windcast is similarly an expression of Vestas' desire to have a stable supplier and thus prevent die-cast components from becoming a bottleneck to the growth forecast for the years to come. In this context, Windcast's ability to transfer technology and know-how to other casting works is a crucial parameter.

Conversion from kW to MW-class turbines

The global market for wind energy is increasingly demanding larger turbines. As a result, Vestas made adjustments to its factories in 2003.

The assembly and tower factory in Scotland previously worked on the assembly of nacelles and the manufacture of towers for kW-class wind turbines. In order to adjust the manufacturing capacity, a conversion programme was implemented during the first six months of 2003. Consequently, the factory in Campbeltown is now assembling nacelles and manufacturing towers for both kW and MW-class turbines.

The Italian market was plagued by difficulties in 2003 on account of the political uncertainty surrounding the long-term goals for green energy. This naturally had an effect on Vestas' assembly and blade factory for kW-class wind turbines in Taranto, Italy, where the level of activity has fallen sharply. However, the recent political developments in Italy – as described on page 31 – have given Vestas grounds to expect optimal utilisation of the capacity of the Italian factory in 2004.

On Tasmania, Vestas has built a new factory for assembling MW-nacelles. The factory was officially opened in November 2003 and it is expected that the plant will primarily supply the Australian market. Initially, the factory has been dimensioned for the production of turbines sufficient for 75-150 MW-class wind turbines per year.

Events after the end of the financial year

On 12 December 2003, Vestas Wind Systems A/S presented a voluntary share exchange offer to the shareholders in NEG Micon A/S with a view to acquiring all shares in NEG Micon A/S against payment in the form of newly issued shares in Vestas. Shareholders in NEG Micon were offered one newly issued Vestas share at the nominal value of DKK 1 for each NEG Micon share at the nominal value of DKK 10. The voluntary offer was subject to a range of conditions. For example, Vestas was to acquire more than 66.7 per cent of the shares and voting rights in NEG Micon, and the required approvals from the authority also had to be granted.

After extensions of the voluntary share exchange offer, Vestas stated in announcement no. 06/2004 of 23 February 2004 to the Copenhagen Stock Exchange that the combination of Vestas and NEG Micon was to go ahead.

At the end of the voluntary offer period on 4 March 2004, the Vestas offer had been accepted by shareholders who represented 25,167,611 shares in NEG Micon, corresponding to more than 95 per cent of the share capital and voting rights in the company (excluding own shares). The Board of Directors of Vestas has therefore decided to increase the share capital of the company by DKK 25,167,611, corresponding to 25,167,611 shares in Vestas, against payment in shares in NEG Micon, pursuant to the authorisation accorded to the Board at the Extraordinary General Meeting in Vestas held on 30 December 2003.

On 12 March 2004, Vestas presented an obligatory share exchange offer for the shareholders in NEG Micon who had not accepted the voluntary offer. In addition, Vestas will shortly seek to implement obligatory redemption of the remaining shares in NEG Micon. Vestas will thus see to it that NEG Micon soon convene an Extraordinary General Meeting with a view to taking the necessary decisions.

With effect from 5 March 2004, the Board of Directors of Vestas has decided to appoint Henrik Nørremark as new Executive Vice President and CFO of Vestas. At the same time, Søren Vedel is to withdraw from the Board of Management.

These are the only significant events that have taken place subsequent to balance sheet date that are not otherwise included in this annual report.

Expectations for the future

The expectations for 2004 described in the following sections are stated on the basis of full-year operations of the combined Group. From the perspective of accounting, the combination will be deemed to have come into effect on 1 March 2004.

Vestas has great long-term expectations for the continued expansion of wind power and forecasts average annual growth rates in excess of 25 per cent measured in installed MW. However, less growth of up to 10 per cent is expected in 2004.

The market for wind power is still politically sensitive. This means that there is still a risk that fluctuations may arise, especially as sales to markets with less stable political climates are to be envisaged in the future.

The lack of extension of the PTC scheme before the end of 2003 has affected orders from the United States. This aside, orders from the other markets have been satisfactory, and Vestas had a satisfactory order backlog at the beginning of 2004. The total backlog of firm and unconditional orders corresponds to approximately five months' average production.

On this basis, expectations for the coming years are generally very positive. Expectations for 2004 are based on firm and unconditional orders, a number of conditional orders and planned projects.

The expectations for 2004 are unchanged compared to announcement no. 24/2003 of 12 December 2003 to the Copenhagen Stock Exchange. In 2004, the company thus expects a turnover of bnEUR 2.7-2.8 taking into account the combination of Vestas and NEG Micon. The EBIT-margin for 2004 is forecast to be approximately 7 per cent, including the effect of expected cost synergies of mEUR 14, but before integration and restructuring costs in connection with the combination. The EBIT-margin after integration and restructuring costs but before amortisation is expected to be around 5 per cent.

However, it must be noted that a continuing volatility in markets, exchange rates and finance opportunities may affect turnover and profits.

Investments in 2004 in tangible fixed assets are expected to total mEUR 140-150. NetWorkingCapital at the end of the year is expected to amount to 30-35 per cent of the net turnover for the full year.

The business activities of the Vestas Group are subject to a number of risks, which means that a degree of uncertainty is linked to all forecasts – see the sections concerning "Special risks".

The profits of the Vestas Group are subject to seasonal fluctuations, which are generally attributable to the nature of the projects. Historically, turnover tends to be higher in the latter half of the financial year. The management thus expects 30-35 per cent of the turnover forecast for 2004 to be generated in the first six months.

On this basis, and on account of the desire to make optimal use of available production capacity, production is expected to balance out over the year as a whole. As a result, the balance sheet totals at 30 June 2004 are likely to show high inventories.

The Board of Directors will recommend to shareholders that an increase in capital entailing proceeds in the region of mEUR 270 in May/June 2004. The Board of Directors



Wind turbine projects are typically based on a specific project financing scheme.

is of the opinion that a stronger capital base would help the combined Group to achieve its strategic goals, including and in particular the securing of additional large orders for both onshore and offshore installations.

Special risks

General risks

Vestas sells its products to a number of geographical markets, and the composition of these markets may change significantly from year to year. This is due in particular to the fact that the global market for wind power is influenced by changes in public energy policy and planning issues as well as lack of stability in energy policy measures in certain countries. Moreover, exchange rate fluctuations are considered a factor which may result in shifts in the markets. However, experience has shown that as a rule it is possible to identify the relevant political trends and, to an extent, predict the effect these will have. On this basis, a policy of strong market diversification can help to even out major fluctuations in overall demand.

The wind power industry in general, and Vestas in particular, are both distinguished by larger customers and larger projects. The turnover and profit of the Vestas Group can therefore be considerably influenced by the timing of new large orders. In the same way, problematic weather conditions in connection with the installation of wind power plants can also result in appreciable delays.

Wind turbine projects are typically based on a specific project financing scheme. Fluctuations in the interest charged on such financing can be important for the buyer's decision to implement a project.

Vestas believes that it will continue to be important to focus on product and production development in order to maintain the company's high share of the international market. Development is based on known and tested technology. Technological leaps are not expected within the wind power industry, nor does the management believe that the introduction of new technology in the industry will threaten Vestas' position in the market.

Patents and protection of registered designs etc. are becoming increasingly common within the wind power industry, but Vestas believes that product development within the Group can use the technologies necessary to the Group's continued competitiveness in the future.

Vestas is a vertically integrated wind turbine manufacturer with a substantial level of in-house production. This increases competitiveness yet reduces the ability to adapt in the short term. The high level of in-house production also makes Vestas a capital intensive company, which, in turn, places high demands on both working and investment capital.

Components purchased externally are primarily supplied by large suppliers with good international reputations, and Group policy is to maintain two or more suppliers for each component.

Warranty provisions

The quality assurance systems used by Vestas and Vestas' suppliers are in line with the ISO 9000 standard and generally function well. In spite of this, the new development and the appreciable growth in volume involve a risk that the products supplied may contain errors that have not been detected in the usual test procedures.

Vestas normally provides a 2-5 year product warranty on new products. To cover warranty obligations, a sum is set aside in connection with each sale. The size of this sum depends on the type of product and the duration of the warranty period.

Historically, the provisions made have been sufficient and the management is of the opinion that the provisions made at the end of 2003 are sufficient to cover all agreed warranty obligations.

Financial risks

Currency risks

In principle, the business activities of the Vestas Group involve a range of currency risks linked to the purchase and sale of goods and services in foreign currencies.

The policy of the Vestas Group is to hedge exchange rate risks at the same time as a commitment in foreign currency is agreed. However, only the net exposure for each individual currency is hedged. These exchange rate risks are hedged as far as possible via foreign exchange forward contracts and currency swap agreements.

Exchange rate regulation of investments in overseas subsidiaries and associated companies is taken directly to shareholders' equity. Exchange rate risks in this regard are not hedged, as the Group believes that continuous exchange risk hedging of such long-term investments is not the optimal solution with regard to balancing risk against cost.

Interest risks

The primary interest rate risk of the Vestas Group consists of interest rate fluctuations, which may influence the Group's debt and lease obligations. The management of interest rate risks involves current supervision of terms and maximum interest rate exposure in respect of the Group's net debt. Efforts are being made to limit interest rate risks through the use of hedging.

Credit risks

The Vestas Group is exposed to credit risks in connection with deliveries to customers in a number of countries throughout the world. However, the Group's debtors are generally covered by secure forms of payment such as letters of credit, bank guarantees and credit insurance.

Shareholders and the stock exchange

The share capital of the company consists of a single class of shares. The shares are listed on the Copenhagen Stock Exchange. At the end of the year, there were 55,078 shareholders in the company registered by name, representing 78.4 of the share capital.

At an Extraordinary General Meeting of Vestas Wind Systems A/S held on 30 December 2003, the Board of Directors was given the authority to increase the share capital of the company by the nominal sum of up to DKK 40,000,000 (equivalent to 40 million shares) towards payment for the acquisition by the company of shares in NEG Micon A/S. Pursuant to this authorisation, the Board of Directors decided on 5 March 2004 to issue 25,167,611 new shares, which corresponds to approximately 24 per cent increase in the share capital.


Shares 2003/2002 (%)
50
40
30
20
10
0

	2003	2002
■ Denmark	47%	47%
□ Scandinavia excl. Denmark	3%	3%
□ Europe excl. Scandinavia	20%	20%
□ Others	8%	9%
□ Not registered by name	22%	21%

The figure shows the geographical distribution of shares.

Pursuant to section 28, subsections a and b of the Danish Companies Act, the following shareholders have notified the company that they hold more than 5 per cent of the share capital at 11 March 2004:

- Franklin Resources, Inc., California, USA (16.6%)
- Arbejdsmarkedets Tillægspension (The Danish Labour Market Supplementary Pension – ATP), Hillerød, Denmark (9.5 per cent)
- Lønmodtagernes Dyrtidsfond (The Danish Employees' Capital Pension Fund – LD), Copenhagen, Denmark (6.2 per cent)
- Aktieselskabet Schouw & Co, Aarhus, Denmark (5.1 per cent)

With a view to creating a stronger capital foundation for the combined Group, it was decided – as detailed in the share exchange offer to shareholders in NEG Micon A/S and in announcement no. 24/2003 of 12 December 2003 to the Copenhagen Stock Exchange – to recommend to shareholders in the combined Group that an increase in capital be implemented, entailing proceeds in the region of mEUR 270, within 12 months of the completion of the combination. The Board of Directors of Vestas will present a proposal to this effect at the next Annual General Meeting in April 2004. The Board of Directors expects the increase in capital to be implemented in the second half-year 2004.

In connection with Vestas' flotation on the stock exchange in 1998, employee shares were offered for the first time in the history of the Group. Employees subscribed for a total of 1,613,500 shares, which were required to be placed into custody accounts for a period of five years. This five-year period expired at the end of 2003.


Development in price and turnover of Vestas shares
Official price (EUR)
No. of shares traded (in '000)
25
20
15
10
5
0
7,000
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1/1
1/2
1/3
1/4
1/5
1/6
1/7
1/8
1/9
1/10
1/11
1/12
31/12
Development of the Vestas share price in 2003
Calculated price development if the Vestas share had followed the development in the KFX index since 1 January 2003
Turnover of Vestas shares (Volume: '000s)

In 2003, the share price increased from EUR 9.42 to EUR 13.07. The average daily turnover in 2003 was approximately mEUR 9.5. This corresponds to an average daily turnover of 0.7 per cent of the applicable market value. The Vestas shares are now included in the KFX index, Morgan Stanley Capital International (MSCI) Danish, European, and World Equity index, the Dow Jones Sustainability World Index (DJSI World), the Dow Jones STOXX Sustainability Index (DJSI STOXX), Standard and Poor's Europe 350 index, the FTSE4Good Europe index, and the FTSE4Good Corporate Social Responsibility index, and the Nordic Sustainability Index.

Against the background of the combination of Vestas and NEG Micon A/S, the Board of Directors considers to implement incentive programmes in 2004.

Corporate governance

Corporate governance, defined as "the system used to lead and control a business", is largely built into the requirements on Boards laid down in the Danish Companies Act.

Vestas Wind Systems A/S operates a two-tier management system, in which the Board of Directors and Board of Management manage the company's affairs. The Board of Directors deals with the overall management of the company, including appointing the Board of Management, ensuring responsible organisation of the company's business, establishing the company strategy and evaluating the applicability of the company's capital contingency programme. The Board of Management deals with the day-to-day running of the company, observing the guidelines and recommendations issued by the Board of Directors.

A high level of international consensus has been reached in recent years concerning what actually distinguishes good corporate governance. The international initiatives have laid the foundations for a more detailed and precise set of rules adapted to national business and company structures. The Board of Directors of Vestas Wind Systems A/S has examined the company's management system against the background of the report entitled "Anbefalinger for god selskabsledelse i Danmark" (Recommendations for good corporate governance in Denmark) prepared by the Nørbyudvalget (Nørby Committee) – a committee set up by the Danish Ministry of Commerce. The Board has noted that the practices of Vestas Wind Systems A/S already conform to a large number of the recommendations from this committee.

The Board of Directors consists of five external members – with broad international experience in corporate management – elected by the General Meeting for one year at a time, as well as three employee representatives elected by and among the company's employees in accordance with the relevant Danish legislation. Ordinary elections for employee representatives to the Board of Directors will be held in spring 2004. The Board of Directors elects its own Chairman from the five members appointed by the General Meeting. No current or former members of Vestas' management are members of the Board of Directors. The retirement ages for members of the Board of Directors and the Board of Management have been set at 67 and 65 respectively.

The articles of association of the company contain no limitations on the number of times a member may be elected to the Board of Directors. It is the opinion of the Board of Directors that seniority in itself is not a decisive criterion, but that high seniority – and thus, great experience – can prove of considerable benefit to the company. Seen in the light of the development of the company and expectations for future growth, continuity in the composition of the Board of Directors has proved to be a major advantage for the company, and the Board considers there to be a continued need for this.

Four of the five external members currently serving on the Board of Directors will be standing for re-election at the Annual General Meeting in the company on 21 April 2004. Ib Jacobsen has decided to resign from the Board. The Board of Directors proposes that Jørn Ankær Thomsen (currently Chairman of the Board of NEG Micon A/S) and Freddy Frandsen (currently Vice-chairman of the Board of NEG Micon A/S) be elected to the Board of Directors of Vestas in order to secure the continuity in the combined company.

As yet, the Board of Directors has not elected a vice-chairman from among its members, nor has the Board set up permanent committees. Every effort is made to ensure that all negotiations are carried out – and all major decisions taken – by the Board as a whole.

The Board of Directors meets 5-7 times a year, with participation of the Board of Management. In addition, the Board receives monthly reports from the Board of Management concerning the current status of the company.

The Board of Directors has selected a Board of Management so far consisting of four members: President and Chief Executive Officer (CEO), Executive Vice President and Chief Financial Officer (CFO), Executive Vice President and Chief Operating Officer (COO) and Executive Vice President and Chief Sales Officer (CSO). After the end of the financial year and in connection with the combination of Vestas and NEG Micon, the Board of Directors has decided to increase the number of members of the Board of Management to six: President and CEO, Executive Vice President and Deputy CEO, Executive Vice President and CFO, Executive Vice President and Chief Technology Officer (CTO), Executive Vice President and Chief Production Officer (CPO) and Executive Vice President and CSO.

Information concerning the remuneration of the members of the Board of Directors and the Board of Management as well as information concerning the allocation of warrants is included in note 19 to the accounts. The management's trade in company shares only takes place in the six-week period following the publication of the company's six and twelve-monthly reports. At the end of 2003, the shareholdings of the Board of Directors totalled 86,863 shares, while those of the Board of Management and other key employees amounted to 121,050 and 119,066, respectively.

The goal of the management is to achieve internal controls of a high standard. These controls are based on the written policies, business processes and procedures. Systems and internal controls can only be set up with a view to limiting the risk of conscious or unconscious errors, they cannot rule them out completely. The management is of the opinion that there has been nothing to suggest that these controls and systems have been inadequate at any time during the past financial year.

In connection with the combination of Vestas and NEG Micon A/S, the Board of Directors has decided to recommend to the General Meeting that PricewaterhouseCoopers and KPMG C. Jespersen be elected as auditors for the combined Group.

Dividend policy

In general, the intention of the Board of Directors is, in future, to recommend a dividend of 25-30 per cent of the net result for the year. However, distribution of dividends will always be decided with due consideration for the Group's plans for growth and liquidity requirements. With reference to the planned capital increase in 2004, the Board of Directors recommends to the General Meeting that no dividend be paid for the financial year 2003.

Investor relations policy

An important element of Vestas' strategic goals is to be a trustworthy partner in all matters. Inter alia, this entails the Group providing up-to-date information about Vestas and the wind power industry in general. This is expected to keep interest in the Vestas share at a high level.

Simultaneously, the goal for continued satisfactory financial results is important. This is expected to be achieved by focusing on core business, the spreading of markets and the development of competitive products. This is expected to result in continued growth at the same level as the growth of the wind power market as a whole.

Vestas holds information meetings for the press, analysts and investors in connection with accounts reporting and the like.

All announcements issued to the Copenhagen Stock Exchange and accounts information for the past year are published on the Vestas Web site at www.vestas.com. The site also contains a list of investment banks that deal with analysis of the Vestas share.

In order to allow all shareholders to follow the company's information meetings and telephone conferences, Vestas started to Webcast these on the company's Website in 2003. As a result, many more of the existing and potential shareholders in the company have the opportunity to follow – or subsequently acquaint themselves with – the contents of such events.

It is Vestas' goal that www.vestas.com shall serve as a comprehensive source of information for both current and potential investors.

Financial calendar

17 March 2004	Publication of Annual Report 2003
17 March 2004	Presentation meeting for investors, analysts and the press in Copenhagen (incl. telephone conference and webcast)
19 March 2004	Presentation meeting for investors, analysts and the press in London
23 March 2004	Presentation meeting for investors, analysts and the press in New York
26 March 2004	Convening for General Meeting and distribution of Annual Report 2003
21 April 2004	Annual General meeting
18 August 2004	Publication of interim financial statement for the 1st half-year of 2004
18 August 2004	Presentation meeting for investors, analysts and the press in Copenhagen (incl. telephone conference and webcast)
20 August 2004	Presentation meeting for investors, analysts and the press in London
24 August 2004	Presentation meeting for investors, analysts and the press in New York
26 November 2004	Publication of information regarding 3rd Quarter 2004
26 November 2004	Telephone conference

General meeting

The Annual General Meeting will be held on 21 April 2004 starting at 5 p.m. at the Rofi-Centre in Ringkøbing, Denmark.

Four of the five external members currently serving on the Board of Directors will be standing for re-election. Ib Jacobsen has decided to resign from the Board. The Board of Directors proposes that Jørn Ankær Thomsen (currently Chairman of the Board of NEG Micon A/S) and Freddy Frandsen (currently Vice-chairman of the Board of NEG Micon A/S) be elected to the Board of Directors of Vestas in order to secure the continuity in the combined company.

The Board of Directors has decided to recommend to the General Meeting that PricewaterhouseCoopers be re-elected as auditors of the combined company. On the basis of the combination of Vestas and NEG Micon A/S, the Board of Directors recommends that KPMG C. Jespersen be elected as auditors of the company after the resignation of Ernst & Young, Statsautoriseret Revisionsaktieselskab.

The Board of Directors expects to propose an authorisation for the company to acquire treasury shares up to a total nominal value of 10 per cent of the company's share capital in the period until the next Annual General Meeting.

Furthermore, the Board of Directors expects to propose the following changes to the company's Articles of Association:

In Article 1 (2), change the wording "The registered office of the Company is located in the Municipality of Ringkøbing" to "The registered office of the Company is located in the Municipality of Randers".

In Article 3 (1), 2. section, concerning the Board of Directors authorisation to increase the share capital, change the wording "The authorisation shall remain in force for a period of five years, until 1 January 2005..." to "The authorisation shall remain in force for a period of five years until 1 January 2009...".

In Article 3 (5), insert new provision with the following wording "Until the Annual General Meeting in 2005 the Board of Directors shall be authorised to effect one or more capital increases with pre-emption for the company's existing shareholders, by up to a nominal of DKK 45,000,000.00 (45,000,000 shares)".

In consequences of this, Article 3 (5) is change to Article 3 (6) and in Article 3 (5, first sentence), change the wording "In the event of capital increases pursuant to Article 3.1 - 3.4..." to "In the event of capital increases pursuant to Article 3.1 - 3.5..." also in Article 3 (5, fourth sentence), change the wording "... in accordance with the authorisation laid down in Article 3.1 - 3.4..." to "... in accordance with the authorisation laid down in Article 3.1 - 3.5 ...".

In Article 3a (1), change the wording "The Board of Directors has issued warrants for subscription by one or more issues by up to nom. value DKK 293,667 shares..." to "The Board of Directors has issued warrants for subscription by one or more issues by up to nom. value DKK 170,332 shares...".

Article 3 (2) is proposed to be annulled as the warrants will not be exercised before 1 April 2004 on which date they expire.

Announcements to the Copenhagen Stock Exchange issued in period 1 January 2003 - 17 March 2004

Date	No.	
28.01.2003	01	Orders for 117 Vestas V47-660 kW wind turbines in Egypt
31.01.2003	02	Date for publication and presentation of Annual Report
03.03.2003	03	Vestas selected as turnkey supplier for another major offshore wind project in the United Kingdom
12.03.2003	04	Announcement regarding the Annual Report 2002
13.03.2003	05	Vestas Wind Systems A/S' quarterly statement for Insider's holding of Vestas shares as per 13 March 2003
09.04.2003	06	Annual General Meeting of Vestas Wind Systems A/S, on April 2003 at 5:00 p.m.
24.04.2003	07	Vestas' statement for Insiders' holding of Vestas shares as per 23 April 2003
15.05.2003	08	Telephone Conference on 28 May 2003 at 3 p.m. (CET)
28.05.2003	09	Quarterly information – 1st Quarter 2003
01.06.2003	10	Vestas receives new large V80 order for the United States of America
17.06.2003	11	Vestas receives large order for the Australian market
23.07.2003	12	Additional information related to deliveries for the USA
24.07.2003	13	Vestas' quarterly statement for Insider's holding of Vestas shares as per 23 July 2003
05.08.2003	14	Date for publication and presentation of half-year report 2003
19.08.2003	15	Interim financial statement for the 1st half-year 2003 (1 January - 30 June 2003)
04.09.2003	16	Vestas receives turnkey contracts for Portugal
05.09.2003	17	Announcement on changes in Insiders' holding of Vestas shares
08.09.2003	18	Announcement on changes in Insiders' holding of Vestas shares
26.09.2003	19	Offshore-Bürgerwindpark Butendiek
02.10.2003	20	Vestas' statement for Insiders' holding of Vestas shares as per 30 September 2003
13.11.2003	21	Telephone Conference on 28 November 2003 at 3 p.m.
28.11.2003	22	Quarterly Information – 3rd Quarter 2003
12.12.2003	23	Gamesa and Vestas terminate technology transfer agreement
12.12.2003	24	Combination of Vestas Wind Systems and NEG Micon
12.12.2003	25	Vestas receives large order for the Canadian market
19.12.2003	26	Vestas receives large order for the Italian market
30.12.2003	27	Extraordinary General Meeting of Vestas Wind Systems A/S, on 30 December 2003 at 11:00 a.m.
05.01.2004	01	Vestas Wind Systems A/S' quarterly statement for Insiders' holding of Vestas shares as per 31 December 2003
19.01.2004	02	Extension of Vestas' Share Exchange Offer to the shareholders of NEG Micon
30.01.2004	03	Date for publication and presentation of Annual Report
05.02.2004	04	NEG Micon changes the date for announcement of the 2003 annual report. More than 70 per cent have accepted Vestas' Share Exchange Offer to the shareholders of NEG Micon
19.02.2004	05	Extension of Vestas' Share Exchange Offer ("Share Exchange Offer") to the shareholders of NEG Micon until 4 March 2004
23.02.2004	06	The combination of Vestas and NEG Micon will take place
05.03.2004	07	More than 95% of the shares have been tendered in Vestas' voluntary share exchange offer (the "Voluntary Offer") to the shareholders in NEG Micon
12.03.2004	08	Mandatory share exchange offer to the shareholders in NEG Micon.


Vestas
Hydro Tasmania

In 2003, work to establish the second phase of the Woolnorth site in Australia was initiated.

Vestas Wind Systems A/S

Nominal capital DKK 105,003,966

Sales & Service Units

Vestas Hellas Wind Technology S.A.
100%

Vestas France SAS
100%

Vestas España S.L.
100%

Vestas Poland Sp. Z.o.o.
100%

Vestas - Australian Wind Technology Pty. Ltd.
100%

Vestas - New Zealand Wind Technology Ltd.
100%

Beijing Vestas Wind Technology Ltd.
100%

Vestas - Canadian Wind Technology, Inc.
100%

Subsidiaries

Vestas - Danish Wind Technology A/S
Nominal capital DKK 30,000,000
100%

Vestas - Scandinavian Wind Technology A/S
Nominal capital DKK 5,000,000
100%

Vestas - International Wind Technology A/S
Nominal capital DKK 5,000,000
100%

Vestas - American Wind Technology, Inc.
Nominal capital USD 3,700,000
100%

Vestas Deutschland GmbH
Nominal capital EUR 16,873,000
100%

Vestasvind Svenska AB
Nominal capital SEK 1,000,000
100%

Vestas - Nederland Windtechnologie B.V.
Nominal capital EUR 453,780
100%

Windcast Group AS
Nominal capital NOK 28,366,600
100%

IWT - Italian Wind Technology S.r.l.
Nominal capital EUR 3,000,000
100%

Vestas - Celtic Wind Technology Ltd.
Nominal capital GBP 1,500,000
100%

Wind Power Invest A/S
Nominal capital DKK 25,000,000
100%

Vestas Control Systems (UK) Limited
Nominal capital GBP 90,000
100%

GFK JURA 957 A/S
Nominal capital DKK 500,000
100%

Production Companies

Vestas - Australian Production Pty. Ltd.
100%

Vestas Deutschland GmbH Lauchhammer
100%

Eisengießerei Magdeburg GmbH
100%

Kristiansands Jernstøperi AS
100%

Guldsmedshytte Bruks AB
100%

Lidköpings Gjuteri AB
100%

Associated company

Vestas RRB India
Nominal capital
INR 56.200.000
49%

CVR-no.	10403782
Company address	Vestas Wind Systems A/S Smed Sørensens Vej 5 6950 Ringkøbing Denmark
Board of Directors	Bent Erik Carlsen, Chairman Ib Jacobsen Arne Pedersen Jørgen Huno Rasmussen Torsten Erik Rasmussen Kim Hvid Thomsen (employee representative) Svend Åge D. Andersen (employee representative) Preben Hartvig Nielsen (employee representative)
Board of Management	Svend Sigaard Henrik Nørremark Mogens Filtenborg Jens Anders Jensen
Solicitors	GORRISSEN FEDERSPIEL KIERKEGAARD H.C. Andersens Boulevard 12 1553 København V Denmark Kromann Reumert Sundkrogsgade 5 2100 København Ø Denmark Accura Advokataktieselskab Strandvejen 60 2900 Hellerup Denmark
Auditors	PricewaterhouseCoopers Statsautoriseret Revisionsinteressentskab Rønnebærvej 1 7400 Herning Denmark Ernst & Young Statsautoriseret Revisionsaktieselskab Tagensvej 86 2200 København N Denmark
Banks	Nordea Bank Danmark A/S Strandgade 3 0900 København C Denmark Dresdner Kleinwort Wasserstein Riverbank House 2 Swan Lane London EC4R 3UX Great Britain ING Bank Bijlmerplein 888 1000 BV Amsterdam-Zuidoost The Netherlands The Bank of Tokyo-Mitsubishi, Ltd. 12-15 Finsbury Circus London EC2M 7BT Great Britain Barclays Bank Plc. 54 Lombard Street London EC3P 3AH Great Britain

The members of the Boards of Directors and Management have stated that they hold the following fiduciary positions in other Danish public limited companies.

Board of Directors

Bent Erik Carlsen (58 years), Chariman
Entered the Board in September 1996.

Director, A. P. Møller
Chairman of the Boards of:
- Aktieselskabet Roulunds Fabriker
- Dansk Industri Syndikat A/S
- Maersk Air A/S
- Mærsk Container Industri AS
- Rosti A/S
- Star Air A/S

Member of the Boards of:
- A/S Em. Z. Svitzer
- Dansk Supermarked A/S
- Odense Staalskibsværft A/S

Arne Pedersen (58 years)
Entered the Board in April 1995.

Chairman of the Boards of:
- Bladt Industries A/S
- DanTruck-Heden A/S
- K.P. Komponenter A/S
- P.N.E. Steel A/S [13]
- Århus Værft A/S

Member of the Board of:
- Hammerum Stainless A/S
- Mühlhan A/S
- Petersen & Sørensen Motorværksted A/S

Jørgen Huno Rasmussen (51 years)
Entered the Board in January 1998.

President and CEO, FLS Industries A/S [14]
Deputy Chairman of the Board of:
- SCION·DTU A/S

Torsten Erik Rasmussen (59 years)
Entered the Board in January 1998.

Managing Director, Morgan Management ApS
Chairman of the Boards of:
- Amadeus Invest A/S
- Bekaert Handling Group A/S
- Best Buy Group A/S
- uni-chains A/S

Deputy Chairman of the Boards of:
- A/S Det Østasiatiske Kompagni
- Bang & Olufsen A/S
- JAI A/S (Jørgen Andersen Ingeniørfirma A/S)
- TK Development A/S

Member of the Boards of:
- Bison A/S
- Coloplast A/S
- ECCO Sko A/S
- Louis Poulsen Holding A/S
- NatImmune A/S
- Schur International a/s
- Vola Holding A/S

Ib Jacobsen (65 years)
Entered the Board in March 1998.

Svend Åge D. Andersen (44 years), elected by Group employees
Entered the Board in May 1996.

Kim Hvid Thomsen (40 years), elected by Group employees
Entered the Board in May 1996.

Preben Hartvig Nielsen (44 years), elected by Group employees
Entered the Board in May 2001.

Board of Management

Svend Sigaard, President and CEO (46 years)
Entered the Board in January 1992.

Chairman of the Board of:
- Kvik Holding A/S

Member of the Board of:
- DONG A/S

Henrik Nørremark, Executive Vice President and CFO (37 years)
Entered the Board in March 2004.

Mogens Filtenborg, Executive Vice President and COO (47 years)
Entered the Board in November 1997.

Chairman of the Board of:
- A/S DEIF Holding

Member of the Board of:
- BIRC-Estate A/S

Jens Anders Jensen, Executive Vice President and CSO (46 years)
Entered the Board in April 2001.

[13] In addition to this holds fiduciary positions in two wholly owned Danish subsidiaries.
[14] In addition to this holds fiduciary positions in eleven wholly owned Danish subsidiaries.

Management Group


1.
2.
3.
4.
5.
6.
7.
8.
9.
10.
11.
12.

1. Mogens Filtenborg, Executive Vice President and COO
2. Jens Axel Birn, President Vestas Towers & Steel
3. Søren Husted, President Vestas Nacelle
4. Thorbjørn Rasmussen, President Vestas International
5. Henrik Nørremark, President Vestas Americas*
6. Bjarne Sørensen, President Vestas Control Systems
7. Hans Jørgen Rieks, President Vestas Central Europe
8. Ole Borup Jacobsen, President Vestas Blades
9. Paolo Tabarelli de Fatis, President Vestas Mediterranean
10. Jens Anders Jensen, Executive Vice President and CSO
11. Søren Vedel, Executive Vice President and CFO*
12. Svend Sigaard, President and CEO

** After the end of the financial year, on 5 March 2004, Søren Vedel resigned from the Board of Management and Henrik Nørremark has become Executive Vice President and CFO of the Board of Mangement.*

Net turnover

Group net turnover has increased by mEUR 258 to mEUR 1,653 (approximately 19 per cent) from 2002 to 2003. The increase in turnover partly relates to the European market, in which turnover has increased by approximately 10 per cent, while in other markets, turnover has increased by approximately 52 per cent, cf. segment information under note 20.

The market share has, however, decreased from 21 per cent to 20 per cent in Europe and has decreased from 32 per cent to 28 per cent in other markets. This is especially attributable to the USA, whereas the market share outside the USA has increased from 22 per cent to 23 per cent.

Gross profit

In the same period, gross profit increased by mEUR 8 to mEUR 150, while gross margin decreased from 10.2 per cent to 9.1 per cent.

A number of issues affecting the gross profit negatively compared with the expectations for the year are described below.

The volatility of exchange rates and financing has influenced turnover and gross profit. Particularly the British pound and the US dollar have developed unfavourably for Vestas. This has resulted in increased competition and pressure on sales prices, especially in the USA. These issues have influenced gross margin negatively by more than 1 per cent.

At the end of 2003, the technology transfer agreement with Gamesa Eólica S.A. was terminated. The costs in connection with the early termination of this agreement have influenced gross margin negatively by approximately 1 percentage point.

The production capacity is being extended on a continuous basis. In 2003, the mounting of nacelles was initiated in Tasmania, and the conversion of the production from kW turbines to MW turbines continued. The start-up and running-in of new productions involve extra expenses, for example training expenses, which affect gross margin negatively. On the short term, the extensive increase of the service organisation has the same effect.

High production costs due to periodic lack of correlation between production capacity and sales have also had a negative effect on gross margin.

Development costs incurred amount to mEUR 37 for 2003, which is an increase compared with 2002 of mEUR 10. Expensed development costs, including depreciation on completed development projects, amount to mEUR 23 against mEUR 18 last year. The development costs have been incurred primarily for the development of new turbine types, including V90, a new tower system, longer and still lighter blades and new surveillance systems, but also for the development of, for example, transportation concepts and blade tools.

Distribution expenses increased by mEUR 2 to mEUR 28, and administrative expenses increased by mEUR 6 to mEUR 48. Distribution and administrative expenses amount to 4.6 per cent of net turnover against 4.9 per cent in 2002.

Profit before financial income and expenses (EBIT)

Profit before financial income and expenses increased by mEUR 0.5 compared with 2002 and amounts to mEUR 74, but has decreased relatively from 5.3 per cent to 4.5 per cent. The increase relates to a decrease of approximately mEUR 16 in Europe and an increase of approximately mEUR 17 in the rest of the world, cf. segment information under note 20.

The increase is attributable to the increase in turnover described above net of relatively higher production costs and higher capacity expenses.

Profit for the year before tax

After deduction of financial expenses of mEUR 22 and recognition as income of mEUR 1 relating to payment received on a receivable previously written down, the profit before tax amounts to mEUR 54 against mEUR 60 last year.

Fixed assets

Fixed assets amount to mEUR 385 against mEUR 322 last year. The increase of mEUR 63 is distributed as mEUR 24 on intangible assets and mEUR 40 on property, plant and equipment, and a decrease in fixed asset investments of mEUR 1.

The increase in intangible assets is primarily attributable to increase of the items completed development projects and development projects in progress, but also to increase of goodwill as a consequence of the acquisition of Windcast Group AS.

The Group's growth in turnover and the production of turbines of a still increasing size imply an increasing need for conversion of production capacity from kW turbines to MW turbines. This necessitates current investments in both buildings and plant and machinery, as well as current investment in measures to improve efficiency.

Investments in property, plant and equipment amounted to mEUR 85 in 2003 against mEUR 118 in 2002. A total of mEUR 33 was used for plant and machinery against last year's mEUR 68, and mEUR 23 was used for other fixtures and fittings, tools and equipment against mEUR 14 in 2002. Moreover, investments have been made in land and buildings amounting to mEUR 14, which is a decrease of mEUR 8 compared with 2002.

Inventories

At the end of the year, inventories amount to mEUR 193 against mEUR 223 at the end of 2002, a decrease of approximately 13.5 per cent.

Receivables

Receivables have increased by mEUR 90 and amount to mEUR 792 at the end of the year.

From 2002 to 2003, trade receivables have increased by mEUR 8 to mEUR 341. A considerable share of the receivables is secured through bank guarantees or other security.

The sales value of orders in progress amounts to mEUR 338 against mEUR 265 at the end of 2002.

Warranty provisions

Warranty provisions for the year amount to mEUR 69 against mEUR 71 last year. Warranty provisions include refund from suppliers. The expected refund from suppliers has been recognised in other receivables.

The use of warranty provisions for the year amounted to mEUR 54, which is approximately mEUR 11 more than last year.

Other provisions

The amount of mEUR 16.8 is the sum of the present value of provisions for loss-making agreements and contractual obligations.

Cash flow statement

Cash flows for the year from operating activities amount to mEUR 153 against a negative mEUR 126 last year. Net-WorkingCapital (NWC) hereafter amounts to mEUR 603 at 31 December 2003 against mEUR 627 at the end of 2002. Measured in relation to net turnover for the year, NWC amounts to 36.5 per cent against 44.9 per cent last year, a relative decrease of 8.4 percentage points. The decrease in working capital of mEUR 24 consists of a decrease in inventories of mEUR 30, an increase in receivables of mEUR 92 and increases in prepayments from customers, trade payables and other payables of mEUR 86.

Cash flows from investing activities are a negative mEUR 119 against a positive mEUR 3 in 2002, when the item included the payment received for shares in Gamesa Eólica S.A.

Cash flows from financing activities are also negative and amount to mEUR 20, after which the change for the year in cash and cash equivalents and short-term bank loans, net amounts to mEUR 15.

Balance sheet and changes in equity

Group balance sheet total amounts to mEUR 1,390 at 31 December 2003 against mEUR 1,269 at 31 December 2002, an increase of mEUR 121. Equity has increased by mEUR 17 and amounts to mEUR 613 at 31 December 2003.

The increase in equity is in all essentials attributable to retained earnings less dividend paid to the shareholders.

As a consequence of the relatively higher development in the balance sheet as compared with the development in equity, the solvency ratio has decreased from 47.0 per cent to 44.1 per cent and thus still exceeds the targeted 35 per cent for the Vestas Group.



In 2003, Vestas achieved a market share of 22.6 per cent – the same level as in 2002.



Consolidated and annual accounts 2003

Basis of Preparation

The Annual Report has been prepared in accordance with the provisions of the Danish Financial Statements Act applying to enterprises of reporting class D, current Danish accounting standards as well as the requirements laid down by the Copenhagen Stock Exchange in respect of the financial reporting of companies listed on the stock exchange.

Vestas is an international enterprise and consequently the Annual Report is used for many purposes. Therefore, the Annual Report is submitted in EUR. The income statement is translated at average exchange rates, and balance sheet items are translated at the exchange rates at the balance sheet date. Exchange adjustments arising on the translation of the opening equity at the exchange rates at the balance sheet date, and on the translation of the income statement from average exchange rates to the exchange rates at the balance sheet date, are recognised directly in equity.

Recognition and measurement

The Annual Report has been prepared based on the historical cost principle. Subsequently, assets and liabilities are measured as described for each item below.

Assets are recognised in the balance sheet when it is probable that future economic benefits attributable to the asset will flow to the Group, and the value of the asset can be measured reliably.

Liabilities are recognised in the balance sheet when it is probable that future economic benefits will flow out of the Group, and the value of the liability can be measured reliably.

Recognition and measurement take into account gains, losses and risks occurring before the presentation of the Annual Report which confirm or invalidate affairs and conditions existing at the balance sheet date.

Basis of consolidation

The Annual Report comprises the Parent Company, Vestas Wind Systems A/S, and subsidiaries in which the Parent Company directly or indirectly holds more than 50 per cent of the votes or in which the Parent Company, through share ownership or otherwise, exercises control. Enterprises in which the Group holds between 20 per cent and 50 per cent of the votes and exercises significant influence but not control are classified as associates, cf. the Group Chart.

The annual reports used for the purpose of the Annual Report of the Group have been prepared in accordance with the accounting policies of the Group. The Annual Report of the Group has been prepared on the basis of the Annual Reports of the Parent Company and subsidiary by combining accounting items of a uniform nature.

On consolidation, elimination is made of intercompany income and expenses, shareholdings, intercompany accounts and dividends as well as of realised and unrealised gains and losses on transactions between the consolidated companies.

The Parent Company's investments in subsidiaries are set off against the Parent Company's proportionate share of the market value of the net assets and liabilities of the subsidiaries stated at the time of consolidation.

On acquisition of subsidiaries, the difference between cost of acquisition and net asset value of the enterprise acquired is determined at the date of acquisition after the individual assets and liabilities having been adjusted to fair value (the purchase method) and allowing for the recognition of any restructuring provisions relating to the company acquired. Any remaining positive differences (goodwill) are recognised in intangible assets in the balance sheet as goodwill, which is amortised in the income statement on a straight-line basis over its estimated useful life, but not exceeding 20 years.

Goodwill from companies acquired may, due to changes to the recognition and measurement of net assets, be adjusted for a period of up to one year following the time of acquisition.

Amortisation of goodwill is allocated in the Consolidated Financial Statements to the operations to which goodwill is related.

Investments in subsidiaries and associates

Investments in subsidiaries and associates are recognised and measured in the Annual Report of the Parent Company under the equity method.

The items "Income from investments in subsidiaries before tax" and "Income from investments in associates before tax" in the income statement include the proportionate share of the profit before tax less goodwill amortisation, whereas the share of tax of subsidiaries and associates is included in the item "Corporation tax".

The items "Investments in subsidiaries" and "Investments in associates" in the balance sheet include the proportionate ownership share of the net asset value of the enterprises calculated under the accounting policies of the Parent Company with deduction or addition of unrealised intercompany profits or losses and with addition of any remaining value of positive differences (goodwill).

Subsidiaries and associates with a negative net asset value are measured at EUR 0, and any receivables from these are written down by the Parent Company's share of the negative net asset value. Any legal or constructive obligation of the Parent Company to cover the negative balance of the company is recognised in provisions.

The total net revaluation of investments in subsidiaries and associates is transferred upon distribution of profit to "Reserve for net revaluation under the equity method" under equity.

Positive differences in connection with acquisition of investments in subsidiaries and associates are calculated and treated according to the same methods as mentioned under basis of consolidation, except that any differences in the balance sheet of the Parent Company are included under the item "Investments in subsidiaries".

Gains or losses on disposal or liquidation of subsidiaries are calculated as the difference between the sales sum or the liquidation amount and the carrying amount of net assets at the time of sale or liquidation, including unamortised goodwill and expected sales or liquidation expenses. Gains or losses are recognised in the income statement.

Translation policies

On initial recognition, transactions in foreign currencies are translated at the exchange rates at the dates of transaction. Exchange differences arising between the transaction date rates and the rates at the dates of payment are recognised in financial income and expenses in the income statement.

Receivables, payables and other monetary items in foreign currencies that have not been settled at the balance sheet date are translated at the exchange rates at the balance sheet date. Any differences between the exchange rates at the balance sheet date and the transaction date rates are recognised in financial income and expenses in the income statement.

On recognition of foreign subsidiaries and associates that are separate legal entities, the income statements are translated at the average exchange rates of the month, and balance sheet items are translated at the exchange rates at the balance sheet date. Exchange adjustments arising on the translation of the opening equity of foreign subsidiaries at the exchange rates at the balance sheet date and on the restatement of income statements from average exchange rates to exchange rates at the balance sheet date, are recognised directly in equity.

Derivative financial instruments

Derivative financial instruments are initially recognised in the balance sheet at cost and are subsequently measured at their fair values. Positive and negative fair values of derivative financial instruments are included as prepayments and deferred income, respectively.

Changes in the fair values of derivative financial instruments that qualify as fair value hedges of a recognised asset or a recognised liability are recognised in the income statement as are any changes in the value of the hedged asset or the hedged liability.

Changes in the fair values of derivative financial instruments that qualify as hedges of expected future transactions relating to purchases and sales in foreign currencies or interest rate hedging are recognised in prepayments or deferred income and retained earnings under equity. If the expected future transaction results in the recognition of assets or liabilities, amounts deferred in equity are transferred from equity and recognised in the cost of the asset or the liability respectively. Amounts deferred in equity are transferred to the income statement in the period in which the hedged item affects the income statement.

As regards derivative financial instruments that do not qualify as hedging instruments, changes in fair value are recognised in the income statement on a current basis.

Changes in the fair value of derivative financial instruments that are used for the hedging of net investments in separate foreign subsidiaries or associates are recognised directly in equity.

Leases

Leases in respect of property, plant and equipment in terms of which the individual Group companies assume substantially all the risks and rewards of ownership (finance leases) are recognised in the balance sheet at the fair value of the leased asset, if measurable. Alternatively, the net present value, if lower, of future lease payments at the inception of the lease is applied. When computing the net present value, the interest rate implicit in the lease is applied as the discount rate or an approximated value. Assets acquired under finance leases are depreciated and written down for impairment like the other property, plant and equipment of the Group.

The remaining lease obligation is capitalised and recognised in the balance sheet under debt, and the interest element on the lease payments is charged over the lease term to the income statement.

All other leases are considered operating leases. Payments made under operating leases are recognised in the income statement over the lease term.

Corporation tax and deferred tax

The Group is partly jointly taxed, involving joint and several liability for the tax payments of the jointly taxed companies. The net tax on the jointly taxed income is expensed in the Parent Company.

Tax for the year consists of current tax for the year and deferred tax for the year. The tax attributable to the profit for the year is recognised in the income statement, whereas the tax attributable to equity entries is recognised directly in equity. Any share of the tax reported in the income statement arising from profit/loss on extraordinary activities for the year is attributed to such activities, whereas the remaining share is attributed to profit/loss on ordinary activities for the year.

Current tax liabilities and current tax receivable are recognised in receivables in the balance sheet in the event of overpayment of tax on account, and in debt in the event of underpayment of tax on account.

Deferred tax is measured under the balance sheet liability method in respect of all temporary differences between the carrying amount and the tax base of assets and liabilities. However, deferred tax is not recognised in respect of temporary differences concerning goodwill not deductible for tax purposes or other items – apart from business acquisitions – where temporary differences have arisen at the time of acquisition without affecting the profit for the year or the taxable income.

Deferred tax assets, including the tax base of tax loss carryforwards, are recognised at the value at which the asset is expected to be realised, either by elimination in tax on future earnings or by setoff against deferred tax liabilities within the same legal tax entity and jurisdiction.

Adjustment is made for deferred tax concerning unrealised intercompany gains and losses.

Deferred tax is measured on the basis of the tax rules and tax rates of the respective countries that will be effective under the legislation at the balance sheet date when the deferred tax is expected to crystallise as current tax. Any changes in deferred tax due to changes to tax rates are recognised in the income statement.

Segment reporting

Segment information is presented in respect of geographical segments based on the Group's risks and returns and its internal financial reporting system.

Items included in net profit for the year, including shares of profits in associates and financial income and expenses, are allocated to the extent that the items can be directly or indirectly referred to the segments. Items allocated through both direct and indirect calculation comprise "production costs", "distribution expenses" and "administrative expenses". Allocation of items through indirect calculation is based on distribution keys established on the basis of the segment's use of key resources.

Segment fixed assets comprise all fixed assets used directly for segment operations, including intangible assets, property, plant and equipment and investments in associates. Segment liabilities comprise segment operating liabilities, including trade payables and other debt.

Incentive schemes

The Group offers a warrant programme to the Board of Directors, the Board of Management and a number of senior executives. The warrant programme is considered an equity instrument and is therefore not recognised in the income statement and the balance sheet. The key terms of the programme are disclosed in the notes, including the value calculated according to the Black-Scholes model.

Government grants

Government grants comprise subsidies for investments, research and development projects, etc. Subsidies for research and development projects are recognised in the income statement or the balance sheet under development costs, so that they set off the expenses for which they compensate.

Capitalised subsidies for investments and development projects are set off against the cost of the assets in respect of which the subsidy is granted.

Income Statement

Net turnover

Net turnover equals the sales value of the work completed for the year according to the percentage-of-completion method. Net turnover comprises sold and delivered wind power plants, etc. with addition of change in the sales value of orders in progress, which is measured at assessed sales value considering the assessed stage of completion of the orders.

Production costs

Production costs comprise the expenses incurred to achieve net turnover for the year. Cost includes raw materials, consumables, direct wages and indirect expenses, such as salaries, rental and lease expenses as well as depreciation and amortisation of production plant and goodwill.

Production costs also include research expenses, development costs that do not qualify for capitalisation and amortisation of capitalised development costs.

Distribution expenses

Distribution expenses include expenses incurred for the distribution of goods sold during the year as well as sales campaigns, etc. carried through during the year. Furthermore, expenses for sales employees, advertising and exhibition expenses and depreciation are included.

Administrative expenses

Administrative expenses include expenses incurred for the year for the management and administration of the Group, including expenses for administrative employees, Management, office premises, office expenses and depreciation.

Depreciation and amortisation

Depreciation and amortisation based on cost reduced by any scrap value are calculated on a straight-line basis over the expected useful lives of the assets, which are:

Goodwill	5-20 years
Development costs	3 years
Buildings, including installations	25-40 years
Plant and machinery	3-10 years
Machine tools produced in-house and newly produced test and exhibition turbines	3-5 years
Other fixtures, fittings, tools and equipment	3-5 years

Amortisation and depreciation comprise gains and losses from current replacement of property, plant and equipment. New acquisitions costing less than EUR 4k are expensed in full in the year of acquisition.

Amortisation and depreciation are recognised in the income statement under production costs, distribution expenses and administrative expenses, respectively.

Financial income and expenses

Financial income and expenses comprise interest income and expenses, exchange gains and losses on securities, debt and transactions in foreign currencies, amortisation of financial assets and liabilities as well as extra payments and repayment under the on-account taxation scheme, etc. Financial income and expenses are recognised at the amounts which relate to the financial year.

Balance Sheet

Intangible assets

Goodwill

Goodwill is amortised over the estimated useful life determined on the basis of Management's experience with the individual business areas. Goodwill is amortised on a straight-line basis over the amortisation period, which is usually 5 years, however maximum 20 years, the longest period applying to enterprises acquired for strategic purposes with a long-term earnings profile.

Development projects

Development projects comprise expenses, salaries and amortisation directly or indirectly attributable to the Company's development activities.

Development projects that are clearly defined and identifiable and in respect of which technical feasibility, sufficient resources and a potential future market or development opportunity in the enterprise can be demonstrated, and where it is the intention to manufacture, market or use the project, are recognised as intangible assets. This applies if the cost can be calculated reliably and if sufficient certainty exists that future earnings can cover the production costs, sales and administrative expenses involved as well as the development costs.

Development projects that do not meet the criteria for recognition in the balance sheet are recognised as expenses in the income statement as incurred.

Capitalised development costs are measured at cost less accumulated amortisation or at a lower recoverable amount.

On completion of development work, development costs are amortised on a straight-line basis over the estimated useful life. The amortisation period is 3 years.

Property, plant and equipment

Property, plant and equipment are measured at cost, and as regards buildings, an addition is made of revaluation from previous years, less accumulated depreciation and impairment losses. Land is measured at cost. No depreciation is made on land.

Cost comprises the cost of acquisition and expenses directly related to the acquisition/production as well as setup expenses. In the case of production equipment of own construction, cost also comprises indirect expenses for materials, components, subsuppliers and labour.

Gains and losses on disposal of property, plant and equipment are calculated as the difference between the sales price less sales expenses and the carrying amount at the time of the sale. Gains or losses are recognised in the income statement under depreciation.

Impairment of fixed assets

The carrying amounts of both intangible assets and property, plant and equipment are reviewed on an annual basis to determine whether there is any indication of impairment other than that expressed by amortisation and depreciation. If so, the asset is written down to its lower recoverable amount. The recoverable amount of the asset is calculated as the higher of net sales value and value in use. Where a recoverable amount cannot be determined for the individual asset, the assets are assessed in the smallest group of assets for which a reliable recoverable amount can be determined based on a total assessment.

Goodwill, development costs and other assets for which a value in use cannot be determined, as the asset does not on an individual basis generate future cash flows, are reviewed for impairment together with the group of assets to which they are attributable.

Long-term receivables

Other receivables under fixed asset investments comprise individual receivables arisen in connection with the sale of wind power plants. Receivables are measured at fair value.

Other securities, deposits, etc.

Holdings of shares in other companies as well as deposits are measured at fair value.

Inventories

Inventories are measured at cost according to the weighted average method. Obsolete goods, including slow-moving items, are written down to the lower of cost and net realisation price.

The cost of goods for resale, raw materials and consumables equals landed cost.

The cost of finished goods and work in progress comprises the cost of raw materials, consumables, direct labour and indirect production costs. Indirect production costs comprise the cost of indirect materials and labour as well as maintenance and depreciation of the machinery, factory buildings and equipment used in the manufacturing process as well as costs of factory administration and management.

Receivables

Receivables are recognised in the balance sheet at the lower of amortised cost and net realisable value, corresponding to nominal value less provisions for bad debts determined on the basis of an individual assessment of each receivable.

Sales value of orders in progress

The sales value of orders in progress is measured at the sales value of the work performed based on the stage of completion. The stage of completion is measured by the proportion that the contract expenses incurred to date bear to the estimated total contract expenses. Where it is probable that total contract expenses will exceed total revenues from a contract, the expected loss is recognised as an expense in the income statement.

Where the sales value cannot be measured reliably, the sales value is measured at the lower of expenses incurred and net realisable value.

Prepayments are set off against sales value of orders in progress. Payments received on account in excess of the contract work performed to date are stated separately for each contract and recognised as prepayments received from customers in short-term debt.

Expenses relating to sales work and the winning of contracts are recognised in the income statement as incurred.

Prepayments and deferred income

Prepayments include expenses incurred in respect of subsequent financial years, including fair value adjustments of derivative financial instruments with a positive fair value.

Deferred income includes payments received in respect of income in subsequent years as well as fair value adjustments of derivative financial instruments with a negative fair value.

Equity and dividend

Proposed dividend is recognised as a liability at the time of adoption at the Annual General Meeting. Dividend expected to be distributed for the year is disclosed as a separate equity item.

Provision for pension obligations

If pension obligations relating to defined benefit plans are not covered by insurance, a provision is made in this respect.

Defined benefit plans are recognised at the present value of the expected future pension payments based on annual actuarial calculations. Actuarial gains or losses that do not exceed 10 per cent of the higher of the calculated pension obligation and the fair value of the pension funds accumulated with an insurance company, are not recognised (the corridor approach).

Warranty provisions

Warranty provisions, which are recognised systematically, comprise assessed warranty and service obligations in respect of delivered wind power plants on the basis of experience. At the commencement of the warranty period, a calculated provision is made per type of wind turbine, which is reduced over the warranty period. Furthermore, on a regular basis, an individual assessment is made of the amounts provided.

Financial debts

Mortgage loans and loans from credit institutions are recognised initially at the proceeds received net of transaction expenses incurred. Subsequently, the financial debts are recognised at amortised cost equal to the capitalised value using the effective interest method, the difference between the proceeds and the nominal value being recognised in the income statement over the loan period.

Financial debts also include the capitalised remaining lease obligation on finance leases.

Other debts, which comprise trade payables and payables to Group companies and associates as well as other payables, are measured at amortised cost, substantially corresponding to nominal value.

Other payables

Other payables comprise accrued value added tax, wage, salary and holiday pay obligations, withheld personal taxes for employees, etc.

Cash Flow Statement

The cash flow statement shows the Group's cash flows for the year broken down by operating activities, investing activities and financing activities for the year, changes for the year in cash and cash equivalents as well as the Group's cash and cash equivalents at the beginning and end of the year. The figures of the cash flow statement cannot be immediately derived from the Annual Report due to foreign currency translation of the year's opening balance sheet at the exchange rates at the end of the year.

Cash flows from operating activities

Cash flows from operating activities are calculated as the net profit/loss for the year adjusted for non-cash operating items such as depreciation, amortisation and impairment losses, provisions as well as changes in working capital, interest received and paid and corporation tax paid. Working capital comprises current assets less short-term debt, which does not include short-term bank loans.

Cash flows from investing activities

Cash flows from investing activities comprise cash flows from acquisitions and disposals of companies at the time of acquisition or sale as well as acquisitions and disposals of intangible assets, property plant and equipment and fixed asset investments.

Cash flows from financing activities

Cash flows from financing activities comprise changes in the Group's share capital and related expenses as well as the raising of loans, repayment of interest-bearing debt and payment of dividend to shareholders.



The turbines Vestas delivered in 2003 will save 52,164,000 tons of CO_2.

Income Statement 1 January - 31 December

Parent Company 2002 mEUR	Parent Company 2003 mEUR	Note		Group 2003 mEUR	Group 2002 mEUR
1,055.2	**1,121.1**	**1.20**	**Net turnover**	**1,652.5**	**1,394.5**
991.3	1,062.1	2	Production costs	1,502.1	1,252.4
63.9	**59.0**		**Gross profit**	**150.4**	**142.1**
9.1	9.0	2	Distribution expenses	27.8	25.8
24.2	28.3	2.3	Administrative expenses	48.4	42.6
33.3	**37.3**		**Capacity costs**	**76.2**	**68.4**
30.6	**21.7**	**20**	**Profit before financial income and expenses**	**74.2**	**73.7**
41.7	41.3	4	Income from investments in Group companies before tax	0.0	0.0
3.2	12.4	5	Financial income	2.7	2.6
15.8	21.5	6	Financial expenses	24.2	16.6
29.1	**32.2**		**Net financials**	**(21.5)**	**(14.0)**
59.7	**53.9**		**Profit after financial income and expenses**	**52.7**	**59.7**
0.0	0.0		Received on receivable from Vestas RRB India Ltd. written down	1.2	0.0
59.7	**53.9**		**Profit before tax**	**53.9**	**59.7**
14.6	18.3	7	Corporation tax	18.3	14.6
45.1	**35.6**		**Net profit for the year**	**35.6**	**45.1**
			Proposed distribution of profit		
10.6	0.0		Proposed dividend for the year		
32.1	(9.1)		Reserve for net revaluation under the equity method		
2.4	44.7		Retained earnings		
45.1	**35.6**		**Net profit for the year**		

Assets

Parent Company 2002 mEUR	Parent Company 2003 mEUR	Note		Group 2003 mEUR	Group 2002 mEUR
23.9	33.2		Completed development projects	34.3	25.8
0.0	0.0		Goodwill	10.7	1.2
5.0	14.1		Development projects in progress	14.1	8.4
28.9	**47.3**	**8**	**Intangible assets**	**59.1**	**35.4**
109.8	115.4		Land and buildings	135.3	122.6
78.4	82.2		Plant and machinery	130.0	119.4
19.0	21.4		Other fixtures and fittings, tools and equipment	37.7	23.7
15.5	17.6		Property, plant and equipment in progress	18.2	15.5
222.7	**236.6**	**9**	**Property, plant and equipment**	**321.2**	**281.2**
159.8	162.5		Investments in Group companies	0.0	0.0
0.1	5.3		Receivables from Group companies	0.0	0.0
0.5	0.5		Investments in associates	0.5	0.6
0.0	0.0		Receivables from associates	0.0	0.2
0.0	0.0		Other receivables	1.3	1.6
2.5	2.8		Other investments, deposits, etc.	3.0	2.9
162.9	**171.1**	**10**	**Fixed asset investments**	**4.8**	**5.3**
414.5	**455.0**	**20**	**Fixed assets**	**385.1**	**321.9**
175.6	**122.9**	**11**	**Inventories**	**193.1**	**223.2**
16.2	6.0		Trade receivables	341.1	333.4
261.8	261.6	12	Sales value of orders in progress	337.5	264.7
139.5	276.3		Receivables from Group companies	0.0	0.0
0.1	0.1		Receivables from associates	7.3	3.2
43.9	60.1		Other receivables	80.6	65.3
9.7	4.1		Corporation tax	8.4	16.1
0.0	0.0	14	Deferred tax asset	14.9	9.9
6.4	1.6		Prepayments	1.8	9.4
477.6	**609.8**	**13**	**Receivables**	**791.6**	**702.0**
0.3	**1.1**		**Cash at bank and in hand**	**20.4**	**21.4**
653.5	**733.8**		**Current assets**	**1,005.1**	**946.6**
1,068.0	**1,188.8**		**Total assets**	**1,390.2**	**1,268.5**

Liabilities and Equity

Parent Company 2002 mEUR	Parent Company 2003 mEUR	Note		Group 2003 mEUR	Group 2002 mEUR
14.1	14.1		Share capital	14.1	14.1
40.5	40.4		Share premium account	40.4	40.5
105.5	96.1		Reserve for net revaluation under the equity method	0.0	0.0
425.4	462.7		Retained earnings	558.8	530.9
10.6	0.0		Proposed dividend for the year	0.0	10.6
596.1	**613.3**		**Equity**	**613.3**	**596.1**
40.2	41.1	14	Provision for deferred tax	50.1	44.2
37.7	42.8	15	Warranty provisions	97.4	85.4
0.0	16.8	16	Other provisions	16.8	0.0
0.0	0.0	17	Pension obligations	1.2	0.0
77.9	**100.7**		**Provisions**	**165.5**	**129.6**
58.8	52.1		Mortgage debt	55.6	63.9
48.8	48.9		Credit institutions	50.0	48.8
107.6	**101.0**	**18**	**Long-term debt**	**105.6**	**112.7**
6.9	7.3	18	Short-term share of long-term debt	9.0	8.6
2.0	4.3		Prepayments from customers	48.8	38.0
134.1	127.9		Bank loans	133.3	144.2
70.5	123.4		Trade payables	212.4	147.7
38.8	79.2		Payables to Group companies	0.0	0.0
0.0	0.0		Corporation tax	5.2	5.5
34.1	31.7		Other payables	97.1	86.1
286.4	**373.8**		**Short-term debt**	**505.8**	**430.1**
394.0	**474.8**	**20**	**Debt**	**611.4**	**542.8**
1,068.0	**1,188.8**		**Liabilities and equity**	**1,390.2**	**1,268.5**
		19	Employees		
		20	Segment information		
		21	Related parties		
		22	Mortgages and security		
		23	Contractual obligations		
		24	Contingent liabilities		
		25	Financial instruments, interest rate risks and credit risks		

Group

	Share capital	Share premium account	Reserve under the equity method	Retained earnings	Proposed dividend	Total
	mEUR	mEUR	mEUR	mEUR	mEUR	mEUR
Equity at 1 January 2003	**14.1**	**40.5**	**0.0**	**530.9**	**10.6**	**596.1**
Exchange rate adjustment by conversion to EUR	0.0	(0.1)	0.0	(1,5)	0.0	(1.6)
Dividend paid to shareholders	0.0	0.0	0.0	0.0	(10.6)	(10.6)
Exchange adjustments relating to separate foreign legal entities	0.0	0.0	0.0	(3.1)	0.0	(3.1)
Fair value adjustments recognised in equity	0.0	0.0	0.0	(3.1)	0.0	(3.1)
Net profit for the year	0.0	0.0	0.0	35.6	0.0	35.6
Equity at 31 December 2003	**14.1**	**40.4**	**0.0**	**558.8**	**0.0**	**613.3**
Equity at 1 January 2002	**14.1**	**38.7**	**0.0**	**492.7**	**21.2**	**566.7**
Dividend paid to shareholders	0.0	0.0	0.0	0.0	(21.2)	(21.2)
Capital increases	0.0	1.8	0.0	0.0	0.0	1.8
Exchange adjustments relating to separate foreign legal entities	0.0	0.0	0.0	(3.5)	0.0	(3.5)
Fair value adjustments recognised in equity	0.0	0.0	0.0	2.3	0.0	2.3
Adjustment of tax relating to issuing of employee shares	0.0	0.0	0.0	4.9	0.0	4.9
Net profit for the year	0.0	0.0	0.0	45.1	0.0	45.1
Proposed dividend to shareholders	0.0	0.0	0.0	(10.6)	10.6	0.0
Equity at 31 December 2002	**14.1**	**40.5**	**0.0**	**530.9**	**10.6**	**596.1**

Parent Company

	Share capital	Share premium account	Reserve under the equity method	Retained earnings	Proposed dividend	Total
	mEUR	mEUR	mEUR	mEUR	mEUR	mEUR
Equity at 1 January 2003	**14.1**	**40.5**	**105.5**	**425.4**	**10.6**	**596.1**
Exchange rate adjustment by conversion to EUR	0.0	(0.1)	(0.3)	(1.2)	0.0	(1.6)
Dividend paid to shareholders	0.0	0.0	0.0	0.0	(10.6)	(10.6)
Exchange adjustments relating to separate foreign legal entities	0.0	0.0	0.0	(3.1)	0.0	(3.1)
Fair value adjustments recognised in equity	0.0	0.0	0.0	(3.1)	0.0	(3.1)
Net profit for the year	0.0	0.0	(9.1)	44.7	0.0	35.6
Equity at 31 December 2003	**14.1**	**40.4**	**96.1**	**462.7**	**0.0**	**613.3**

	Share capital	Share premium account	Reserve under the equity method	Retained earnings	Proposed dividend	Total
Equity at 1 January 2002	**14.1**	**38.7**	**73.4**	**419.3**	**21.2**	**566.7**
Dividend paid to shareholders	0.0	0.0	0.0	0.0	(21.2)	(21.2)
Capital increases	0.0	1.8	0.0	0.0	0.0	1.8
Exchange adjustments relating to separate foreign legal entities	0.0	0.0	0.0	(3.5)	0.0	(3.5)
Fair value adjustments recognised in equity	0.0	0.0	0.0	2.3	0.0	2.3
Adjustment of tax relating to issuing of employee shares	0.0	0.0	0.0	4.9	0.0	4.9
Net profit for the year	0.0	0.0	32.1	13.0	0.0	45.1
Proposed dividend to shareholders	0.0	0.0	0.0	(10.6)	10.6	0.0
Equity at 31 December 2002	**14.1**	**40.5**	**105.5**	**425.4**	**10.6**	**596.1**

Share capital	2003	2002	2001	2000	1999
	Pcs.	Pcs.	Pcs.	Pcs.	Pcs.
Number of shares at 1 January	105,003,966	104,780,861	104,780,861	10,456,057	10,385,350
Share split from DKK 10 to DKK 1				94,104,513	
Acquisitions					70,707
Employee shares		223,105		220,291	
Number of shares at 31 December	**105,003,966**	**105,003,966**	**104,780,861**	**104,780,861**	**10,456,057**

Note		2003 mEUR	2002 mEUR
	Net profit for the year	35.6	45.1
26	Cash flow statement - adjustments	136.3	100.5
	Cash flows from operating activities before change in working capital	**171.9**	**145.6**
27	Change in working capital	11.2	(244.4)
	Cash flows from operating activities before financial income and expenses	**183.1**	**(98.8)**
	Interest income, etc.	2.7	2.6
	Interest expenses	(24.1)	(16.5)
	Cash flows from ordinary activities	**161.7**	**(112.7)**
	Corporation tax paid	(8.6)	(13.3)
	Cash flows from operating activities	**153.1**	**(126.0)**
	Purchase of intangible assets	(27.8)	(20.1)
	Purchase of property, plant and equipment	(85.0)	(117.9)
	Other fixed asset investments made	(1.3)	(0.2)
28	Acquisition of company	(12.7)	0.0
	Sale of property, plant and equipment	1.7	2.0
	Sale of fixed asset investments *)	6.6	139.2
	Cash flows from investing activities	**(118.5)**	**3.0**
	Capital infusion, net	0.0	1.8
	Repayment of long-term debt	(14.4)	(8.6)
	Raising of long-term debt	5.4	44.9
	Dividend paid	(10.6)	(21.2)
	Cash flows from financing activities	**(19.6)**	**16.9**
	Change in cash and cash equivalents and short-term bank loans	**15.0**	**(106.1)**
	Cash and cash equivalents and short-term bank loans at 1 January	(122.8)	(16.7)
	Addition, acquisition of company	(5.1)	0.0
	Cash and cash equivalents and short-term bank loans at 31 December	**(112.9)**	**(122.8)**

*) Cash flows from sale of fixed asset investments include payments received in the financial year from the sale of shares in Gamesa Eólica S.A.

Parent Company 2002 mEUR	Parent Company 2003 mEUR			Group 2003 mEUR	Group 2002 mEUR
		1	**Net turnover**		
			Nordic countries	72.8	237.0
			Other countries in Europe	1,132.5	863.7
			Rest of the world	447.2	293.8
1,055.2	**1,121.1**			**1,652.5**	**1,394.5**
		2	**Depreciation and amortisation**		
			Depreciation and amortisation of fixed assets with addition of expensed new acquisitions and profit/loss on sale amount to:		
0.0	0.0		Goodwill	1.5	1.1
10.4	13.6		Development projects	13.7	11.0
4.8	5.2		Buildings	5.8	5.9
19.9	25.7		Plant and machinery	35.9	25.4
5.5	7.8		Other fixtures and fittings, tools and equipment	10.8	6.9
0.5	0.4		Loss/(profit) on sale	0.4	0.5
6.8	5.5		Other new acquisitions	6.9	6.8
47.9	**58.2**			**75.0**	**57.6**
			and have been expensed as follows:		
45.5	54.9		Production costs	69.8	52.7
0.4	1.1		Distribution expenses	1.3	2.0
2.0	2.2		Administrative expenses	3.9	2.9
47.9	**58.2**			**75.0**	**57.6**
		3	**Fees to auditors appointed by the General Meeting**		
			Audit:		
0.2	0.3		PricewaterhouseCoopers	0.7	0.4
0.1	0.1		Ernst & Young	0.3	0.2
0.3	**0.4**			**1.0**	**0.6**
			Non-audit services:		
0.5	0.8		PricewaterhouseCoopers	1.0	0.7
0.2	0.1		Ernst & Young	0.3	0.6
0.7	**0.9**			**1.3**	**1.3**
1.0	**1.3**		**Total fees to auditors appointed by the General Meeting**	**2.3**	**1.9**

Parent Company 2002 mEUR	Parent Company 2003 mEUR		Group 2003 mEUR	Group 2002 mEUR
		4 Income from investments in Group companies before tax		
46.6	42.8	Share of profits of Group companies before tax	0.0	0.0
(3.8)	(0.1)	Change in intercompany profit	0.0	0.0
(1.1)	(1.4)	Amortisation of goodwill	0.0	0.0
41.7	**41.3**		**0.0**	**0.0**
		5 Financial income		
1.9	10.5	Interest income from Group companies	0.0	0.0
1.3	1.9	Other financial income	2.7	2.6
3.2	**12.4**		**2.7**	**2.6**
		6 Financial expenses		
2.5	2.7	Interest paid to Group companies	0.0	0.0
0.1	1.9	Exchange adjustments	4.7	1.4
13.2	16.9	Other financial expenses	19.5	15.2
15.8	**21.5**		**24.2**	**16.6**
		7 Corporation tax		
8.5	13.5	Current tax on profit for the year	13.5	8.4
(3.5)	1.1	Adjustments previous years	1.1	(3.5)
9.6	3.7	Change in deferred tax	3.7	9.7
14.6	**18.3**	**Total tax for the year**	**18.3**	**14.6**
		which breaks down as follows:		
14.6	18.3	Tax on profit on ordinary activities	18.3	14.6
14.6	**18.3**	**Total tax for the year**	**18.3**	**14.6**
0.1	(6.1)	**Taxes paid in the year amount to**	8.6	**13.3**
		Tax on the profit for the year is calculated as follows:		
30.0%	30.0%	Calculated tax on profit for the year before tax	30.0%	30.0%
(6.1)%	2.1%	Adjustment of tax concerning previous years	2.1%	(6.1)%
		Tax effect of:		
0.0%	(0.8)%	Other non-taxable income	(0.8)%	0.0%
0.6%	0.6%	Amortisation of goodwill	0.6%	0.6%
1.3%	0.1%	Other non-deductible expenses	0.1%	1.3%
(1.4)%	2.0%	Higher/(lower) tax rate in foreign subsidiaries and permanent establishments	2.0%	(1.4)%
24.4%	**34.0%**		**34.0%**	**24.4%**

8 Intangible assets

Parent Company

	Completed development projects	Goodwill	Development projects in progress	Total
	mEUR	mEUR	mEUR	mEUR
Cost at 1 January	47.3	0.0	5.0	52.3
Addition, merger	3.1	0.0	3.4	6.5
Additions	12.7	0.0	14.1	26.8
Transfers	8.4	0.0	(8.4)	0.0
Cost at 31 December	71.5	0.0	14.1	85.6
Amortisation at 1 January	23.5	0.0	0.0	23.5
Addition, merger	1.2	0.0	0.0	1.2
Amortisation for the year	13.6	0.0	0.0	13.6
Amortisation at 31 December	38.3	0.0	0.0	38.3
Carrying amount at 31 December	**33.2**	**0.0**	**14.1**	**47.3**
Amortised over	3 years	5 years	–	–

Group

	Completed development projects	Goodwill	Development projects in progress	Total
	mEUR	mEUR	mEUR	mEUR
Cost at 1 January	50.4	5.3	8.4	64.1
Exchange adjustments	0.0	(0.1)	0.0	(0.1)
Addition, acquisition of company	0.3	11.2	0.0	11.5
Additions	13.7	0.0	14.1	27.8
Transfers	8.4	0.0	(8.4)	0.0
Cost at 31 December	72.8	16.4	14.1	103.3
Amortisation at 1 January	24.7	4.1	0.0	28.8
Addition, acquisition of company	0.1	0.1	0.0	0.2
Amortisation for the year	13.7	1.5	0.0	15.2
Amortisation at 31 December	38.5	5.7	0.0	44.2
Carrying amount at 31 December	**34.3**	**10.7**	**14.1**	**59.1**
Amortised over	3 years	5-20 years	–	–

9 Property, plant and equipment

Parent Company

	Land and buildings	Plant and machinery	Other fixtures and fittings, tools and equipment	Property plant and equipment in progress	Total
	mEUR	mEUR	mEUR	mEUR	mEUR
Cost at 1 January	122.7	133.6	35.8	15.5	307.6
Addition, merger	1.5	3.5	0.7	0.0	5.7
Additions	8.8	19.2	10.0	14.6	52.6
Disposals	(0.2)	(5.9)	(6.0)	0.0	(12.1)
Transfers	1.5	10.0	1.0	(12.5)	0.0
Cost at 31 December	134.3	160.4	41.5	17.6	353.8
Revaluation in 1989	1.4	0.0	0.0	0.0	1.4
Depreciation at 1 January	14.6	55.3	17.0	0.0	86.9
Addition, merger	0.6	2.1	0.6	0.0	3.3
Depreciation for the year	5.2	25.7	7.8	0.0	38.7
Reversal of depreciation of disposals for the year	(0.1)	(4.9)	(5.3)	0.0	(10.3)
Depreciation at 31 December	20.3	78.2	20.1	0.0	118.6
Carrying amount at 31 December	**115.4**	**82.2**	**21.4**	**17.6**	**236.6**
Including assets under finance leases amounting to	23.4	2.6	10.6	0.0	36.6
Depreciated over	25-40 years	3-10 years	3-5 years	–	–

9 Property, plant and equipment (continued)

Group

	Land and buildings	Plant and machinery	Other fixtures and fittings, tools and equipment	Property plant and equipment in progress	Total
	mEUR	mEUR	mEUR	mEUR	mEUR
Cost at 1 January	140.0	187.3	44.3	15.5	387.1
Exchange adjustments	(0.5)	(1.7)	(0.4)	0.0	(2.6)
Addition, acquisition of company	5.8	16.8	2.1	0.3	25.0
Additions	14.4	33.2	22.5	14.9	85.0
Disposals	(0.3)	(6.1)	(6.6)	0.0	(13.0)
Transfers	1.6	7.9	3.0	(12.5)	0.0
Cost at 31 December	161.0	237.4	64.9	18.2	481.5
Revaluation in 1989	1.4	0.0	0.0	0.0	1.4
Depreciation at 1 January	19.1	68.2	20.8	0.0	108.1
Exchange adjustments	(0.2)	(0.9)	(0.2)	0.0	(1.3)
Addition, acquisition of company	2.6	9.6	1.3	0.0	13.5
Depreciation for the year	5.8	35.7	10.6	0.0	52.1
Reversal of depreciation of disposals for the year	(0.2)	(4.9)	(5.6)	0.0	(10.7)
Transfers	0.0	(0.3)	0.3	0.0	0.0
Depreciation at 31 December	27.1	107.4	27.2	0.0	161.7
Carrying amount at 31 December	**135.3**	**130.0**	**37.7**	**18.2**	**321.2**
Including assets under finance leases amounting to	23.4	2.6	10.6	0.0	36.6
Depreciated over	25-40 years	3-10 years	3-5 years	–	–

	2003
	mEUR
Latest public assessment of Danish properties	38.3
The difference between the property value and the carrying amount of newly acquired properties and new buildings and rebuildings which have not been reassessed amounts to	39.8
The carrying amount of foreign properties amounts to	18.4

10 Fixed asset investments

Parent Company

	Investments in Group companies	Receivables from Group companies	Investments in associates	Other investments, deposits, etc.	Total
	mEUR	mEUR	mEUR	mEUR	mEUR
Cost at 1 January	63.1	0.1	0.7	2.6	66.5
Addition, merger	0.0	0.0	0.0	0.3	0.3
Additions	10.5	5.3	0.0	0.2	16.0
Disposals	(7.4)	(0.1)	0.0	(0.3)	(7.8)
Cost at 31 December	66.2	5.3	0.7	2.8	75.0
Value adjustments at 1 January	96.2	0.0	(0.2)	0.0	96.0
Exchange adjustments	(3.1)	0.0	0.0	0.0	(3.1)
Reversal of value adjustments	(8.8)	0.0	0.0	0.0	(8.8)
Profit shares for the year before tax	42.7	0.0	0.0	0.0	42.7
Tax on profit shares	(16.6)	0.0	0.0	0.0	(16.6)
Dividend	(12.6)	0.0	0.0	0.0	(12.6)
Amortisation of goodwill	(1.4)	0.0	0.0	0.0	(1.4)
Change in intercompany profit	(0.1)	0.0	0.0	0.0	(0.1)
Value adjustments at 31 December	96.3	0.0	(0.2)	0.0	96.1
Carrying amount at 31 December	**162.5**	**5.3**	**0.5**	**2.8**	**171.1**
Remaining positive difference included in the above carrying amount at 31 December	8.6				

Investments in Group companies are specified as follows:

Name	Place of registered office	Share capital		Votes and ownership
Vestas - Danish Wind Technology A/S	Ringkøbing, Denmark	kDKK	30,000	100%
Vestas - Scandinavian Wind Technology A/S	Ringkøbing, Denmark	kDKK	5,000	100%
Vestas - International Wind Technology A/S	Ringkøbing, Denmark	kDKK	5,000	100%
Vestas Control Systems (UK) Limited	Derby, United Kingdom	kDKK	90	100%
Wind Power Invest A/S	Ringkøbing, Denmark	kDKK	25,000	100%
Vestas Deutschland GmbH	Husum, Germany	kEUR	16,873	100%
Vestas - American Wind Technology, Inc.	Portland, USA	kUSD	3,700	100%
Vestasvind Svenska AB	Falkenberg, Sweden	kSEK	1,000	100%
Vestas - Nederland Windtechnologie B.V.	Rheden, The Netherlands	kEUR	454	100%
IWT - Italian Wind Technology S.r.l.	Taranto, Italy	kEUR	3,000	100%
Vestas - Celtic Wind Technology Ltd.	Campbeltown, Scotland	kGBP	1,500	100%
Windcast Group AS	Kristiansand, Norway	kNOK	28,367	100%
GFKJURA 957 A/S	Ringkøbing, Denmark	kDKK	500	100%

Investments in associates are specified as follows:

Name	Place of registered office	Share capital		Votes and ownership
Vestas RRB India Ltd.	New Delhi, India	kINR	56,200	49%

10 Fixed asset investments (continued)

Group

	Investments in associates	Receivables from associates	Other receivables	Other investments, deposits, etc.	Total
	mEUR	mEUR	mEUR	mEUR	mEUR
Cost at 1 January	2.7	1.3	2.8	3.0	9.8
Additions	0.0	0.0	1.1	0.2	1.3
Disposals	(0.9)	(0.5)	(1.2)	(0.2)	(2.8)
Cost at 31 December	1.8	0.8	2.7	3.0	8.3
Value adjustments at 1 January	(2.1)	(1.1)	(1.3)	0.0	(4.5)
Exchange adjustments	0.0	0.0	0.1	0.0	0.1
Impairment losses for the year	0.8	0.3	0.0	0.0	1.1
Reversal of impairment losses	0.0	0.0	(0.2)	0.0	(0.2)
Value adjustments at 31 December	(1.3)	(0.8)	(1.4)	0.0	(3.5)
Carrying amount at 31 December	**0.5**	**0.0**	**1.3**	**3.0**	**4.8**

Investments in Group companies are specified as follows:

Name	Place of registered office	Share capital		Votes and ownership
Vestas RRB India Ltd.	New Delhi, India	kINR	56,200	49.0%
Pecsa, Plantas Eólicas De Canarias Sociedad Anónima	Las Palmas, Spain	kEUR	1,496	49.8%
BWETA Assoc.	California, USA	kUSD	5,000	22.5%

Parent Company 2002 mEUR	Parent Company 2003 mEUR	Note		Group 2003 mEUR	Group 2002 mEUR
		11	**Inventories**		
61.0	10.4		Raw materials and consumables	70.3	97.1
10.5	28.8		Work in progress	33.9	12.3
104.1	83.7		Finished goods	88.9	113.8
175.6	**122.9**			**193.1**	**223.2**
		12	**Sales value of orders in progress**		
261.8	261.6		Sales value of orders in progress	514.9	376.3
0.0	0.0		Invoiced on account on orders in progress	(177.4)	(111.6)
261.8	**261.6**			**337.5**	**264.7**
		13	**Receivables**		
13.5	23.5		Due for payment more than 1 year after year end	23.5	18.9
		14	**Deferred tax**		
31.8	40.2		Balance at 1 January	44.2	33.1
0.0	0.0		Exchange adjustment	0.6	1.4
0.0	0.0		Addition, acquisition of subsidiary	(1.3)	0.0
1.0	(1.3)		Deferred tax relating to forward exchange contracts	(1.3)	1.0
7.4	2.2		Provisions for the year	7.9	8.7
40.2	**41.1**		**Balance at 31 December**	**50.1**	**44.2**
			Deferred tax relates to:		
10.1	14.1		Intangible assets	14.0	10.1
2.7	(0.7)		Property, plant and equipment	(1.5)	1.6
(0.2)	(0.2)		Fixed asset investments	(0.2)	(0.2)
27.1	28.0		Current assets	37.4	31.4
0.0	(0.1)		Other payables	(0.1)	0.0
0.5	0.0		Provisions	0.5	1.3
40.2	**41.1**			**50.1**	**44.2**
			Deferred tax asset		
0.0	0.0		Intangible assets	0.1	0.1
0.0	0.0		Property, plant and equipment	0.6	0.3
0.0	0.0		Current assets	1.2	(0.2)
0.0	0.0		Other payables	0.5	0.2
0.0	0.0		Provisions	5.8	7.9
0.0	0.0		Tax loss	6.7	1.6
0.0	**0.0**		**Balance at 31 December**	**14.9**	**9.9**
40.2	**41.1**		**Deferred tax, net**	**35.2**	**34.3**

Parent Company 2002 mEUR	Parent Company 2003 mEUR			Group 2003 mEUR	Group 2002 mEUR
		15	**Warranty provisions**		
15.5	37.7		Warranty provisions at 1 January	85.4	63.9
0.0	0.2		Addition, merger	0.1	0.0
0.0	0.0		Exchange adjustment	(2.9)	(3.9)
(3.4)	0.0		Transfer of provisions for subsidiaries	0.0	0.0
32.7	10.7		Provisions for the year	69.0	70.8
(10.7)	(5.8)		Consumption for the year	(54.2)	(42.6)
3.6	0.0		Adjustment of previous warranty provisions	0.0	(2.8)
37.7	**42.8**		**Warranty provisions at 31 December**	**97.4**	**85.4**
			The warranty provisions are expected to mature as follows:		
21.0	26.1		0-1 years	58.4	50.5
16.7	16.7		1-5 years	39.0	34.9
37.7	42.8			**97.4**	85.4
		16	**Other provisions**		
0.0	0.0		Other provisions, 1 January	0.0	0.0
0.0	16.8		Provisions for the year	16.8	0.0
0.0	**16.8**		**Other provisions at 31 December**	**16.8**	**0.0**
			The provisions are expected to mature as follows:		
0.0	6.1		0-1 years	6.1	0.0
0.0	10.7		1-5 years	10.7	0.0
0.0	**16.8**			**16.8**	**0.0**
		17	**Pension obligations**		
0.0	0.0		Pension obligation, net, acquisition of company at 31 March 2003	1.5	0.0
0.0	0.0		Exchange adjustment	(0.1)	0.0
0.0	0.0		Provisions for the year	0.4	0.0
0.0	0.0		Consumption for the year	(0.6)	0.0
0.0	**0.0**		**Pension obligation, net, at 31 December**	**1.2**	**0.0**

The pension obligation is calculated on actuarial assumptions, including a discounting factor of 6% and expected yield on pension funds of 7%.

Parent Company 2002 mEUR	Parent Company 2003 mEUR		Group 2003 mEUR	Group 2002 mEUR
		18 Long-term debt		
		The debt breaks down as follows:		
		Mortgage debt:		
58.8	52.1	Long-term	55.6	63.9
2.6	2.6	Short-term	4.1	4.3
61.4	**54.7**	Total mortgage debt	**59.7**	**68.2**
		Credit institutions:		
48.8	48.9	Long-term	50.0	48.8
4.3	4.7	Short-term	4.9	4.3
53.1	**53.6**	Total, credit institutions	**54.9**	**53.1**
		The debt is recognised in the balance sheet as follows:		
107.6	101.0	Long-term debt	105.6	112.7
6.9	7.3	Short-term debt	9.0	8.6
114.5	**108.3**		**114.6**	**121.3**
88.0	**81.3**	Long-term debt falling due for payment after 5 years from year end (carrying amount)	**81.3**	**88.5**

18 Long-term debt (continued)

Obligations from finance leases:

The following amounts recognised in long-term debt relate to assets under finance leases:

Group and Parent Company

	2003			2002		
	Lease payment	Interest	Carrying amount	Lease payment	Interest	Carrying amount
	mEUR	mEUR	mEUR	mEUR	mEUR	mEUR
0-1 years	7.1	1.8	5.3	6.7	1.9	4.8
1-5 years	16.9	5.4	11.5	16.5	5.6	10.9
> 5 years	33.6	11.9	21.7	35.9	13.1	22.8
	57.6	**19.1**	**38.5**	**59.1**	**20.6**	**38.5**
Weighted effective rate of interest at the balance sheet date			3.1%			4.0%

Finance leases of the Group mainly relate to administration- and production buildings, service vans and IT equipment.

Parent Company 2002 mEUR	Parent Company 2003 mEUR		Group 2003 mEUR	Group 2002 mEUR
		19 Employees		
		Employee expenses break down as follows:		
181.1	180.0	Wages and salaries	266.7	240.0
7.5	8.1	Pension	11.4	10.2
1.1	1.2	Remuneration to the Board of Management in the Parent Company	1.2	1.1
0.3	0.3	Remuneration to the Board of Directors	0.3	0.3
1.6	1.5	Other social security expenses	7.2	3.0
191.6	**191.1**		**286.8**	**254.6**
4,337	**4,085**	**Average number of employees**	**6,394**	**5,974**

19 Employees (continued)

The Board of Directors, the Board of Management and senior executives are comprised by a warrant scheme. The purpose of this scheme is to make sure that Management, employees and shareholders have the same objectives, and to maintain and attract employees. The acquisition of the right is conditional on the warrant holder not being under notice or being a member of the Board of Directors of Vestas.

At the beginning of 2002, the existing incentive scheme consists of a total of 286,086 warrants.

In the second half of 2002, total warrants of 132,000 were offered. The warrants offered may be exercised in the period 1 April 2004 - 1 April 2005 at a price of EUR 15.3 per share. In 2002, 45,160 warrants were cancelled.

No warrants were offered in 2003, but 3,500 warrants were cancelled.

The warrants offered may be exercised in three periods: 99,464 warrants may be exercised in the period 1 April 2003 - 1 April 2004 at a price of EUR 62.4, 141,462 warrants may be exercised in the period 1 April 2004 - 1 December 2004 at a price of EUR 62.4, while the remaining 128,500 warrants may be exercised in the period 1 April 2004 - 1 April 2005 at a price of EUR 15.3.

	Board of Directors	Board of Mange-ment	Senior executives	Total	Average exercise price	Average expected term to maturity
	Number	Number	Number	Number	EUR	Year
Outstanding at 1 January 2002	21,506	89,418	175,162	286,086	62.4	1.4
Offered in second half of 2002	9,000	32,000	91,000	132,000	15.3	
Cancelled in 2002	–	25,806	19,354	45,160	62.4	
Exercised in 2002	–	–	–	–	–	
Outstanding at 31 December 2002	**30,506**	**95,612**	**246,808**	**372,926**	**45.8**	**1.4**
Offered of 2003	–	–	–	–	–	
Cancelled in 2003	–	–	3,500	3,500	15.3	
Exercised in 2003	–	–	–	–	–	
Outstanding at 31 December 2003	**30,506**	**95,612**	**243,308**	**369,426**	**46.0**	**0.6**

19 Employees (continued)

	Board of Directors	Board of Mange-ment	Senior executives	Total
	kEUR	kEUR	kEUR	kEUR
Market value at 31 December 2002	14	48	137	199
Market value at 31 December 2003	27	96	261	384
Outstanding per offering end of year				
Offered before 2001				198,926
Offered in first half of 2001				42,000
Offered in second half of 2002				128,500
Offered in 2003				-
				369,426

The market value of the warrant scheme has been calculated on the basis of the Black-Sholes model for the valuation of options adjusted for "dilution" of the share capital. The following assumptions have been applied for the calculation of the value at the end of 2003: a market price of EUR 13.1, dividend per share of EUR 0, volatility of 81%, risk-free interest rate in the range 2.1-2.3% and expected term to maturity of 0.3-0.8 years. Moreover, a discount of 3% has been deducted for each year a warrant cannot be exercised.

20 Segment information

Group 2003

	Net turnover	Profit before financial income and expenses	Fixed assets	Liabilities
	mEUR	mEUR	mEUR	mEUR
Europe	1,205.3	57.1	364.7	427.5
Rest of the world	447.2	17.1	20.4	46.2
	1,652.5	**74.2**	**385.1**	**473.7**

Group 2002

	Net turnover	Profit before financial income and expenses	Fixed assets	Liabilities
	mEUR	mEUR	mEUR	mEUR
Europe	1,100.7	73.5	315.7	321.9
Rest of the world	293.8	0.2	6.2	35.3
	1,394.5	**73.7**	**321.9**	**357.2**

21 Related parties

The Vestas Group is structured with Vestas Wind Systems A/S as the Parent Company with a number of wholly owned subsidiaries and one associate. The Parent Company develops and produces wind turbines. These are sold via the wholly owned subsidiaries.

The associate comprises Vestas RRB India Ltd. with a share of ownership of 49%.

The basis for trade with the associate is the transfer of knowledge of the Vestas Technology, which enables the associate to produce wind turbines in accordance with the Vestas Technology. This transfer is made in predetermined phases under which Vestas' deliveries to the associate are reduced on a current basis as the associate undertakes purchases and production, etc.

Transactions between Vestas Wind Systems A/S and the associate therefore comprise transfer of know-how, production tools and deliveries of components, the volume of which will depend on the extent of technology transfer. In this respect, an agreement has been entered into on payment of royalty to Vestas Wind Systems A/S.

Moreover, the trade with the associate comprises, to a somewhat smaller extent, assistance rendered by the Parent Company's service and development department.

The transactions take place on an arm's length basis. For competitive reasons, turnover in this respect is not disclosed; however the entire turnover amounts to less than 2% of the total turnover of the Group.

Apart from the above, there have been no transactions with the Board of Directors, the Board of Management or other related parties, except for intercompany transactions eliminated in the consolidated financial statements and normal management remuneration.

22 Mortgages and security

Parent Company

As security for the Company's mortgage loans, mortgage deeds registered to the mortgagor and letters of indemnity at a nominal amount of mEUR 31.3 have been issued in land and buildings, plant and machinery as well as other fixtures and fittings, tools and equipment. The carrying amount of the assets provided as security is mEUR 110.6 at 31 December 2003. Total mortgage loans amount to mEUR 29.8 at 31 December 2003. In addition, some of the Company's other property, plant and equipment, the carrying amount of which is mEUR 4.6 at 31 December 2003, has been placed as security for a nominal amount of mEUR 1.9.

Furthermore, the Company has issued mortgage deeds registered to the mortgagor and letters of indemnity totalling mEUR 49.8 which provide mortgage in the above-mentioned properties. These mortgage deeds registered to the mortgagor and letters of indemnity are all in the possession of the Company.

Group

As security for the Group's mortgage loans, mortgage deeds registered to the mortgagor and letters of indemnity at a nominal amount of mEUR 36.3 have been issued in land and buildings, plant and machinery as well as other fixtures and fittings, tools and equipment. The carrying amount of the assets provided as security is mEUR 120.8 at 31 December 2003. Total mortgage loans amount to mEUR 34.8 at 31 December 2003. In addition, some of the Group's other property, plant and equipment, the carrying amount of which is mEUR 4.6 at 31 December 2003, has been placed as security for a nominal amount of mEUR 1.9.

Furthermore, the Group has issued mortgage deeds registered to the mortgagor and letters of indemnity totalling mEUR 49.8 which provide mortgage in the above-mentioned properties. These mortgage deeds registered to the mortgagor and letters of indemnity are all in the possession of the Group.

As security for credit facilities, the Group has transferred its cash at bank and in hand and other current assets at a value of mEUR 49,5.

23 Contractual obligations

Parent Company

	2003	2002
	mEUR	mEUR
The lease obligation concerning operating leases comprises leased buildings and falls due as follows:		
Within 1 year	4.1	3.8
Between 1 and 5 years	17.7	17.2
After 5 years	10.4	15.0
	32.2	**36.0**

The Company has entered into contracts concerning delivery of plant in 2004 at a value of approximately mEUR 9.4.

Group

	2003	2002
	mEUR	mEUR
The lease obligation concerning operating leases comprises leased buildings and cars and falls due as follows:		
Within 1 year	9.9	11.0
Between 1 and 5 years	40.7	41.4
After 5 years	77.2	81.3
	127.8	**133.7**

The Group has entered into contracts concerning delivery of plant in 2004 at a value of approximately mEUR 9.4.

24 Contingent liabilities

Parent Company

Work and payments guarantees, etc. provided amount to mEUR 10.2.

The Company has provided guarantees for the bank debt of Group companies at a maximum of mEUR 86.8, and has provided guarantees for loan financing and security in wind power projects totalling mEUR 0.6.

Group

Work and payment guarantees, etc. provided amount to mEUR 299.7.

The Group has provided guarantees for loan financing and security in wind power projects totalling mEUR 0.6.

25 Financial instruments, interest rate risks and credit risks

Parent Company and Group

Forward exchange contracts, net sales/(purchases)

	Contractual amounts stated at strike prices	Value at exchange rates at 31.12.03	Unrealised gains/ (losses) at 31.12.03	Deferred recording	Maturity periods
	mEUR	mEUR	mEUR	mEUR	
USD	13.5	12.6	0.9	0.1	Jan. 2004-Oct. 2006
USD	(1.3)	(1.3)	0.0	0.0	Jan.-March 2004
NZD	(3.3)	(3.4)	0.1	0.0	Jan. 2004
NZD	3.9	4.2	(0.3)	(0.3)	June 2004
SEK	(2.2)	(2.2)	0.0	0.0	Jan. 2004
CAD	2.4	2.4	0.0	0.0	Jan. 2004
AUD	(5.1)	(5.1)	0.0	0.0	Jan. 2004
AUD	19.6	21.3	(1.7)	(0.8)	Jan. 2004-Feb. 2005
GBP	18.2	18.1	0.1	0.1	Jan. 2004-Oct. 2004
EUR	(121.1)	(121.1)	0.0	0.0	Jan. 2004-Oct. 2004
	(75.4)	**(74.5)**	**(0.9)**	**(0.9)**	

Other financial instruments

Put option kCAD 9,200 (mEUR 5.6, expiry 2004)
Put option kCAD 34,000 (mEUR 20.8, expiry 2004)
Collar, mEUR 30, expiry 2006
IRS, mEUR 20, expiry 2006
IRS, mEUR 40, expiry 2007
IRS, mEUR 50, expiry 2008
IRS, mEUR 50, expiry 2010

The financial instruments listed above have been entered into in order to reduce the Parent Company's and the Group's foreign exchange risks on orders placed, receivables and payables and in order to reduce the Group's interest rate risks.

Interest rate risks

The summary below specifies the agreed times of revaluation and payment in respect of the Group's financial obligations.

	Time of revaluation/maturity			Hereof fixed interest	Effective interest rate %
	< 1 year	1 - 5 years	> 5 years		
	mEUR	mEUR	mEUR	mEUR	
Mortgage debt	(4.0)	(14.4)	(41.2)	16.1	3.5%
Credit institutions	(5.0)	(9.5)	(40.4)	14.3	3.0%
Bank loans	(133.3)	0.0	0.0	0.0	2.7%
Rent and operating leases	(9.9)	(40.7)	(77.2)	2.8	3.3%
	(152.2)	**(64.6)**	**(158.8)**	**33.2**	

Credit risks

In a number of cases, the Group receives guarantees for credit sales, and guarantees received are included in the assessment of a possible need for provision for bad debts. Such guarantees may consist of financial guarantees etc. Without considering guarantees received, the Group's maximum credit risks amount to mEUR 341.1.

26 Cash flow statement – adjustments

	2003	2002
	mEUR	mEUR
Amortisation and depreciation for the year of intangible assets and property, plant and equipment, including gains and losses on sale of fixed assets	68.1	50.8
Warranty provisions, net	14.8	25.5
Provision for pension obligations	(0.2)	0.0
Provision for other obligations	16.8	0.0
Exchange adjustments	(2.9)	(4.4)
Financial income	(2.7)	(2.6)
Financial expenses	24.1	16.6
Tax on profit for the year	18.3	14.6
	136.3	**100.5**

27 Cash flow statement – change in working capital

	2003	2002
	mEUR	mEUR
Change in inventories	35.9	(45.4)
Change in receivables	(97.6)	(255.9)
Change in trade payables, prepayments from customers and other payables	72.9	56.9
	11.2	**(244.4)**

28 Acquisition of company

	2003	2002
	mEUR	mEUR
Fixed assets	11.7	0.0
Cash at bank and in hand	1.1	0.0
Other current assets	13.5	0.0
Provisions	(2.2)	0.0
Long-term debt	(8.6)	0.0
Short-term debt	(13.9)	0.0
Net assets	**1.6**	**0.0**
Goodwill	11.1	0.0
Cost	**12.7**	**0.0**

Gross margin	=	$\frac{\text{Gross profit}}{\text{Net turnover}} \times 100$
Net profit ratio (EBITDA)	=	$\frac{\text{Profit before financial income and expenses, tax, depreciation and amortisation}}{\text{Net turnover}} \times 100$
Net profit ratio (EBIT)	=	$\frac{\text{Profit before financial income and expenses}}{\text{Net turnover}} \times 100$
Return on investment 1	=	$\frac{\text{Profit before financial income and expenses}}{\text{Average operating assets *}} \times 100$
Return on investment 2 (ROCE)	=	$\frac{\text{Profit before financial income and expenses + financial income}}{\text{Average working capital **}} \times 100$
NetWorkingCapital	=	Stocks + debtors – tax assets – prepayments from customers – trade creditors – other liabilities
Solvency ratio	=	$\frac{\text{Equity, year end}}{\text{Total assets}} \times 100$
Return on equity	=	$\frac{\text{Profit on ordinary activities after tax}}{\text{Average equity}} \times 100$
Profit per share	=	$\frac{\text{Profit on ordinary activities after tax}}{\text{Average number of shares}}$
Growth in profit per share	=	$\frac{\text{Change in profit per share}}{\text{Profit per share, beginning of year}} \times 100$
Net asset value per share	=	$\frac{\text{Equity, year end}}{\text{Number of shares, year end}}$
Price/net asset value	=	$\frac{\text{Market price, year end}}{\text{Net asset value, year end}}$
P/E value	=	$\frac{\text{Market price, year end}}{\text{Profit per share}}$
Cash flow from operations per share	=	$\frac{\text{Cash flows from operating activities}}{\text{Average number of shares}}$
Gearing	=	$\frac{\text{Interest-bearing liabilities, year end}}{\text{Equity, year end}} \times 100$
Dividend per share	=	$\frac{\text{Dividend rate x nominal value of share}}{100}$
Payout ratio	=	$\frac{\text{Total dividend paid}}{\text{Net profit for the year}} \times 100$

** Operating assets comprise total assets less cash and cash equivalents as well as fixed asset investments.*
*** Working capital comprises total liabilities less non-interest-bearing liabilities.*

The Board of Management and the Board of Directors have today considered and adopted the Annual Report of Vestas Wind Systems A/S for 2003.

The Annual Report has been prepared in accordance with the Danish Financial Statements Act, Danish Accounting Standards and the general requirements of the Copenhagen Stock Exchange in respect of the financial reporting of listed companies. We consider the accounting policies applied appropriate and the accounting estimates reasonable. Furthermore, we consider the overall annual report presentation true and fair. Therefore, in our opinion, the Annual Report gives a true and fair view of the financial position of the Group and the Parent Company and of the results of the Group and Parent Company operations and consolidated cash flows.

The Supplementary Report, comprising the Environmental Statement of Vestas Wind Systems A/S, gives a true and fair view within the frameworks of generally accepted standards in this respect.

We recommend that the Annual Report be adopted at the Annual General Meeting.

Ringkøbing, 17 March 2004

Board of Management

Svend Sigaard
President and CEO

Henrik Nørremark
Executive Vice President and CFO

Mogens Filtenborg
Executive Vice President and COO

Jens Anders Jensen
Executive Vice President and CSO

Board of Directors

Bent Erik Carlsen
Chairman of the Board of Directors

Arne Pedersen

Jørgen Huno Rasmussen

Torsten Erik Rasmussen

Ib Jacobsen

Kim Hvid Thomsen

Svend Åge D. Andersen

Preben Hartvig Nielsen

To the Shareholders of Vestas Wind Systems A/S:

We have audited the Annual Report of Vestas Wind Systems A/S for the financial year 1 January - 31 December 2003. Our audit did not comprise the Supplementary Report, Environmental Statement 2003, on pages 88 - 103.

The Annual Report is the responsibility of Company Management. Our responsibility is to express an opinion on the Annual Report based on our audit.

According to agreement with Company Management, PricewaterhouseCoopers has issued a separate report on the Supplementary Report, comprising Environmental Statement 2003, on page 102.

Basis of Opinion

We conducted our audit in accordance with Danish Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the Annual Report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Report. An audit also includes assessing the accounting policies applied and significant estimates made by Management, as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the Annual Report gives a true and fair view of the financial position at 31 December 2003 of the Group and the Parent Company, of the results of the Group and Parent Company operations and of consolidated cash flows for the financial year 1 January - 31 December 2003 in accordance with the Danish Financial Statements Act, Danish Accounting Standards and the general financial reporting requirements of the Copenhagen Stock Exchange.

Herning, 17 March 2004

PricewaterhouseCoopers
Statsautoriseret Revisionsinteressentskab

Niels Jørgen Lodahl
State Authorised Public Accountant

Carsten Gerner
State Authorised Public Accountant

Copenhagen, 17 March 2004

Ernst & Young
Statsautoriseret Revisionsaktieselskab

Bent Grønbæk
State Authorised Public Accountant

Henning Aslak
State Authorised Public Accountant



Cemmaes, Wales, is the site of eighteen V52-850 kW turbines.





Vestas expects suppliers to abide by existing legislation and to act in an environmentally responsible manner.

Management's environmental statement

The purpose of the environmental statement is to report and document environmental and occupational health and safety aspects at Vestas Wind Systems A/S and selected subsidiaries. The environmental statement describes the overriding aims of Vestas' environmental and occupational health and safety work, and details data statements, results achieved and expectations for the future. In addition, it contains a number of articles about Vestas.

Environmental and occupational health and safety management to be established worldwide

Vestas manufactures wind power systems that generate sustainable energy for customers all over the world. In 2003, Vestas supplied 1,812 MW. Over the course of their design service lives of 20 years, these turbines will help to generate about 95,241,000 MWh of sustainable energy. Seen in relation to the average volume of electricity generated in Europe, this corresponds to a saving of about 52,164,000 tons of CO_2[1], as electricity generation in Europe emits, on average, 548 grammes CO_2/kWh.

Vestas' aim is to ensure that all employees work with and according to the same management systems. Through this approach, the Group can make sure that the environment and occupational health and safety are included in all parts of the process, from development, manufacture, sale and installation to the subsequent servicing of the wind power systems. The established environmental and occupational health and safety policy thus applies to all activities within the Vestas Group. By introducing environmental and occupational health and safety management worldwide, Vestas will be in a position to create improvements for the benefit of customers, shareholders, employees, other stakeholders and the environment.

In addition to ensuring that all employees work according to the same management systems, Vestas' goal is to obtain ISO 14001 and OHSAS 18001 certification for all sites where more than 10 people are employed. In line with this goal, it is encouraging to note that 71 per cent of those employed by the Vestas Group work at sites certified according to the ISO 14001 environmental management standard, and 64 per cent are employed at sites certified according to the OHSAS 18001 occupational health and safety standard, cf. figure 1 on page 89. Vestas will work to continue the expansion of the environmental and occupational health and safety system.

Vestas continues to work towards its goal of an annual environmental statement that covers all the sites controlled by the Group, cf. figure 2 on page 89. The environmental statement for 2002 was the first to cover sites outside Denmark with the inclusion of Vestasvind Svenska AB. It is satisfactory to note that the expansion in scope has continued, with the result that the environmental statement for 2003 includes Vestas' subsidiaries in the Netherlands and Italy – Vestas - Nederland Windtechnologie B.V. and IWT - Italian Wind Technology S.r.l. – as well as the electronics factory in Århus, Denmark.

The following sites are thus covered by the 2003 environmental statement:

- The Tower Factory - Varde, Denmark
- The Machining Factory - Lem, Denmark
- The Controller Factory - Lem, Denmark
- The Electronics Factory - Århus, Denmark

[1] The calculation is based on "Opdatering af UMIP-databasen" (Updating the UMIP database), work report from the Danish Environmental Protection Agency, no. 27, 2002.

Figure 1:

Percentage of Vestas certified (measured in relation to the number of employees)


7%
12%
17%
64%

- ■ ISO 14001 and OHSAS 18001
- □ ISO 14001
- Scheduled for ISO 14001 certification in 2004
- □ Not certified

The figure reflects the current status of the Group.

Figure 2:

Percentage of Vestas included in the Environmental Statement (measured in relation to the number of employees)


19%
13%
68%

- ■ Included in the Environmental Statement
- □ Scheduled for inclusion in 2004
- □ Not included

The figure reflects the current status of the Group.

- The Assembly Factory - Viborg, Denmark
- The Assembly Factory - Ringkøbing, Denmark[2]
- IWT - Italian Wind Technology S.r.l., Italy
- The Blade Factory - Lem, Denmark
- The Repair Department - Skjern, Denmark
- The Blade Factory - Nakskov, Denmark
- The Service and Mould Construction Departments - Videbæk, Denmark
- Vestasvind Svenska AB, Sweden
- Vestas - Nederland Windtechnologie B.V., the Netherlands

Objectives

Vestas has highlighted waste, energy, absence due to illness, industrial injuries and environmental improvements of the product as the most significant aspects as regards the environment and occupational health and safety.

On account of the quantitative scope of the volume of waste and energy consumption, these are considered the most significant environmental aspects at Vestas. Objectives have therefore been set for the reduction of both energy consumption and the volume of waste generated. At all relevant sites, concrete improvement targets have been set up for these environmental areas.

The emphasis placed on absence due to illness and industrial injuries highlights the fact that Vestas considers employees to be the most important factor in the company's work to maintain its position as the leading manufacturer of wind power systems in the world. In the same way as for the environmental areas – waste and energy – all the relevant sites involved have set concrete targets for the reduction of absence due to illness and industrial injuries.

Environmental improvement of the product should be seen as a long-term desire to reduce impact on the external environment and to improve the working environment. Vestas wishes to reach this objective by continuously developing more efficient wind turbines and by incorporating environmental and occupational health and safety considerations in the development of the turbines themselves.

If a wind turbine is viewed from a life cycle perspective, the environmental impact that takes place at Vestas is minimal, while the environmental impact of the extraction of raw materials, on the other hand, is considerable. In particular, the consumption of steel and other metals is of significance to the environmental impact as a whole. The challenge in the area of product development is thus to improve the energy production of the wind turbines without significantly increasing the consumption of materials. This is the case for Vestas' latest product – the V90-3.0 MW turbine – which weighs approximately the same as a Vestas V80-2.0 MW model but has vastly improved performance

Employee involvement

Employees are the Group's most important asset and are therefore involved in all phases of the environmental and occupational health and safety work. Employee involvement is thus an important part of everything from the identification of environmental and occupational health and safety aspects to the preparation of action plans and the establishment of goals.

[2] *The subsidiaries Vestas - Scandinavian Wind Technology A/S, Vestas - Danish Wind Technology A/S and Vestas - International Wind Technology A/S are all included in the data statement for the Ringkøbing site.*

Vestas' policy for the Environmental and Occupational Health and Safety is:	Vestas implements this policy by:
• to ensure continuous improvements within the fields of the environment and occupational health and safety • to devote the necessary care in relation to the environment and occupational health and safety as regards development, manufacture, service procedures and disposal • to include consideration for employees and surroundings in the planning and performance of Vestas' activities • to ensure open-minded and honest communication with the employees and interested parties • to optimise the utilisation of resources • to exert influence on suppliers so that they deliver environmentally safe products and service activities • to ensure that, as a minimum, Vestas' activities comply with national legislation concerning environment and occupational health and safety.	• maintaining certifiable management systems in relation to the environment and occupational health and safety • including consideration for the environment and occupational health and safety in the development of products and processes • communicating knowledge about the environment, occupational health and safety and improvement of health to the employees and interested parties through training and information • preparing an annual environmental statement • measuring and documenting Vestas' influence on employees and the surroundings • focusing on raw material management, substitution and optimisation of processes.

Suppliers

As Vestas makes high demands on environmental and occupational health and safety aspects within the Group, it is only natural that the company should consider environmental aspects on an equal footing with cost and quality when selecting suppliers for the Group. Therefore, Vestas expects suppliers to abide by existing legislation and to act in an environmentally responsible manner. At the same time, it should be stressed that Vestas recommends that suppliers obtain certification according to recognised standards for quality, the environment and occupational health and safety.

Results in 2003

One of the more impressive results in the field of occupational health and safety in 2003 is the reduction in the incidence of industrial injuries. Thanks to a programme of closely targeted initiatives, the company succeeded in cutting the incidence of such injuries by as much as 19 per cent. Please turn to page 94 for details.

In 2003, Vestas took over Windcast Group AS. In connection with this take-over, Vestas mapped a range of environmental and occupational health and safety aspects, and this work will continue in 2004. As expected, Vestas has discovered pollution of the soil and water table in a number of Windcast areas. In this regard, the Windcast facility in Kristiansand, Norway, is obliged to monitor the levels of soil and groundwater pollution. One initiative that has been implemented involves the recirculation of metal shavings and scrap metal from the Vestas factory for the production of new cast items. This naturally results in a rise in the degree of reuse of these cast items.

In 2003, Vestas participated in a project that focused on making use of hardened composite materials – particularly in connection with ex-service turbine blades. The result of this work means that it is now possible to use the energy in the composite materials at a CHP station, while simultaneously considerably reducing the volume disposed of as landfill. Previously, landfill was the only option.

The work to extend the environmental and occupational health and safety management system to all parts of the Vestas Group resulted in a number of sites receiving certification in 2003. The subsidiary Vestas - Nederland Windtechnologie B.V. and the electronics factory in Århus, Denmark, were thus certified according to the ISO 14001 and OHSAS 18001 standards in 2003.

Environmental and occupational health and safety management

The environmental and occupational health and safety activities are organised in decentralised Quality, Safety & Environment functions (QSE) in the individual business units and in a Group QSE function.

The tasks of the decentralised QSE functions concern everyday operations, including the optimisation and development of detailed procedures and instructions within the various business units. The Group QSE function develops and optimises the overriding environmental and occupational health and safety management system, and plans and deploys the progressive overall strategic development. This approach ensures that everybody is working according to the same principles.

By implementing this division in an organisation that continues to grow, Vestas is ensuring that the relevant competencies are at hand where the decisions are made. Focus on individual business units makes sure that specialist competence is build up within each separate unit.

Performance

During 2003, Vestas completed a range of principal activities. These activities are stated in the table below which furthermore includes the principal activities, which Vestas expects to complete in the immediate future. The principal activities are divided up into three categories: system, the environment and occupational health and safety.

Principal Activities 2003	Achieved	Ongoing/Future tasks
System		**System**
Certification of Vestas - Nederland Windtechnologie B.V. and the electronics factory in Århus, Denmark according to the ISO 14001 and OHSAS 18001 standards In 2003, Vestas' sales and service company in the Netherlands – Vestas - Nederland Windtechnologie B.V. – and Vestas' electronics factory in Århus, Denmark, were certified to both ISO 14001 and OHSAS 18001 standards.	√	**Certification of selected departments according to the ISO 14001 and OHSAS 18001 standards.** In 2004, work will continue to implement certified environmental and occupational health and safety management systems in Vestas Wind Systems A/S' departments.
Material blacklist for Vestas In 2003, Vestas prepared lists of banned and unwanted substances to ensure that banned substances and materials are not used, and that the use of unwanted substances and materials is kept to a minimum. These lists have completed a trial period in the R&D department and are now ready for implementation throughout the organisation.	√	**Expansion of Vestas' environmental statement to cover more departments** In the immediate future, work will continue on the ongoing expansion of Vestas' environmental statement.
The Environment		**The Environment**
Recycling options for waste In 2003, Vestas has worked to find recycling options for waste. One of the recycling options identified had to do with the PE film used to protect the raw material "prepreg". Previously, this film was disposed of by incineration. In all, it will be possible to recycle approximately 150 tons of PE foil a year with production at 2003 levels.	√	**LCA for the V90-3.0 MW turbine** In 2004, Vestas will implement a life cycle assessment of a V90-3.0 MW turbine. This assessment will be used not only to include environmental considerations in the product development process, but also to provide information to customers and other stakeholders about the environmental performance of the V90-3.0 MW model. The assessment will include the preparation of an energy balance.
Minimum environmental standard for turbine sites worldwide In order to ensure that turbine projects are carried out to a uniform environmental standard and to make clear to customers what activities are always carried out at turbine sites, work was to be done in 2003 on the preparation of a minimum environmental standard for turbine sites throughout the world. At present, a draft minimum standard has been completed.		**Minimum environmental standard for turbine sites worldwide** In 2004, work will continue on the preparation of a minimum environmental standard. In addition, a good deal of work will be done to implement the completed standard.
		The phasing out of lead in soldering processes and electronics products In 2004, Vestas will map out an imminent switch to the use of lead-free soldering and lead-free components. In 2005, the conditions identified will be implemented so that as from 1 January 2006, lead will no longer be used in the production of Vestas electronics – to the benefit of both occupational health and safety and the external environment.
Occupational health and safety		**Occupational health and safety**
Analysis of industrial injuries at the machining factory in Lem, Denmark Since the middle of 2001 and in collaboration with the local Industrial Medical Clinic, the machining factory has been working on a project intended to optimise the registration of accidents and near misses and to improve safety culture. On the basis of a questionnaire survey covering all employees at the factory, the attitudes of the employees to the causes of accidents, lack of communication and information within the safety organisation and lack of employee involvement were highlighted as areas of initiative. Subsequently, the machining factory has worked actively on these issues and as a result, the incidence of industrial injuries has been significantly reduced – from 101.1 in 2001 to 22.9 in 2003.		**Analysis of industrial injuries at the machining factory in Lem** The project will be concluded in the middle of 2004 with a questionnaire-based evaluation of the safety work at the machining factory. The evaluation will put the machining factory in a position to determine how the attitude of the organisation to safety has changed, and to identify the areas of initiative which require more work in the future to ensure continued progress.
Continued application of CAF results within Vestas Wind Systems A/S The CAF project was completed in 2003 and the blade factories have reaped a rich harvest of experience. In concrete terms, the frequency of epoxy allergy cases has fallen by 80 per cent at the blade factory in Lem since the initiation of the project.	√	**Transfer of experience from CAF to overseas blade factories** In 2004, Vestas will make sure that the invaluable experience gained from the CAF project is implemented at the company's blade factories in Germany and Italy.


Landfill/Incineration
Recycling
Waste
Raw materials & resources
Suppliers
Transport
Manufacturing
Transport & erection
Renewable energy

The figure presents an overview of the activities that make up the life cycle of a wind turbine from the extraction of raw materials and resources to final disposal.

The environmental impact of a wind turbine from cradle to grave

In 2003, Vestas joined forces with Elsam Engineering A/S to carry out a life cycle assessment of a wind turbine – an onshore and offshore model of the V80-2.0 MW turbine.[3]

The life cycle assessment is both a mapping and an evaluation of the potential impact of the wind turbine on the external environment throughout its life cycle.

The evaluation presents a qualified estimate of where the most significant environmental impacts are positioned within the individual phases of the total life cycle.

In order to compare two products appropriately, a common basis for comparison is essential. In a life cycle assessment, this is known as the functional unit. For this life cycle assessment, the functional unit is 1 kWh of electricity generated. This unit makes it possible to compare the electricity generated by a conventional power station with that generated by a wind turbine – in this case, a Vestas V80-2.0 MW wind turbine.

Environmental impact during the life cycle.

The life cycle assessment for the onshore and offshore versions of the V80-2.0 MW model is divided into four phases:

- The production phase, which covers the period from obtaining the raw materials to the completion of the turbine.
- Transport to the site and erection at the site.
- Operation and maintenance during the service life of the turbine.
- Disposal of the turbine.

Production, which covers the extraction of the raw materials, as well as production by suppliers and Vestas itself, is the phase that generates the greatest impact on the external environment. The environment is affected particularly by the extraction of iron ore for the production of steel components.

Epoxy materials used in blade production are made using crude oil, and this is another aspect of the production phase that generates environmental impact.

From an environmental perspective, the consumption of iron ore and crude oil involves drawing on limited resources. As such, the challenge is to minimise the volumes withdrawn.

Taking the life cycle as a whole, the transport and erection phase is of only minor importance. During this phase, the greatest environmental impact is attributable to energy consumption. This refers primarily to the fuel used to transport components to the site and the consumption of fuel by the cranes, for example, during the erection of the turbine itself.

During the operational phase, the environmental impact generated is also minor in relation to the life cycle of the turbine as a whole. The impact that is generated here stems from energy consumption in connection with the transport of personnel to and from the turbine. This can take the form of fuel for vehicles, boats, helicopters and the like. At the same time, there is some impact connected to service procedures such as oil changes.

Along with the production phase, the disposal phase accounts for the greatest part of the environmental impact generated. However, in contrast to the production phase, disposal makes a positive contribution to the total environmental impact of the wind turbine, in that approximately 88 per cent by weight of a V80-2.0 MW onshore turbine mounted on a 100-metre tower can be reused. This means that the environment is spared extra extraction of non-renewable resources. In fact, the environmental impact generated by a wind turbine would be approximately twice as great if none of the material could be reused.

[3] *Life cycle assessment carried out by Elsam Engineering A/S in collaboration with Vestas in 2003. Explanatory comments and explanations are published in report no. 12063 "Life cycle analysis of sea and land-based wind farms," prepared by Elsam Engineering A/S.*



Nacelles and towers for the Vision Quest project were transported by ship from Århus in Denmark to the Port of Long View in Portland, USA.

Figure 3:



Energy balance – consumption versus production – for a Vestas turbine from cradle to grave
MWh
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
- 20,000
5
10
15
20
Year

The figure shows the energy balance for a V80-2.0 MW offshore wind turbine at the Horns Reef site in the North Sea.

Naturally, there is also some negative environmental impact linked to turbine disposal although this is of little significance and primarily takes the form of waste and energy used to break down the turbine. This energy is consumed, for example, by cranes, lorries and ships used to remove the turbine from the site. At the same time, viable recycling options are still not in place for all materials and products.

Conclusions

One of the most significant conclusions of the Vestas life cycle assessment is that the relationship between consumption of materials for the production of a wind turbine and the energy subsequently generated by the turbine is crucial to the environmental impact of the wind turbine. In addition, it is clear that work must be done to increase the proportion of the material that can be recycled. The greater the level of recycling, the lower the environmental impact. At the same time, the assessment is a good tool for Vestas to use to evaluate which of the components generate the greatest environmental impact – and thus to establish where an extra effort must be made in future development projects.

If the life cycle assessment is used to compare a Vestas V80-2.0 MW offshore turbine with a conventional coal-fired power station, the results will show that the wind turbine produces approximately 8 grammes of CO_2 when generating 1 kWh of electricity, while the corresponding figure for the coal-fired power station is approximately 826 grammes.[4] This comparison makes it clear how environmentally superior a wind turbine is when viewed from the perspective of a complete life cycle. In comparison with the energy production of a coal-fired power station, a V80-2.0 MW offshore wind turbine at the Horns Reef site in the North Sea will, in 20 years of operation, generate approximately net 156,000 MWh, thus saving the environment from approximately 129,000 tons of CO_2.[5]

[4] *"Global Emission Model for Integrated Systems – version 4.14", published by the Öko-institut (Institute of applied ecology), Germany, September 2002.*
[5] *"Global Emission Model for Integrated Systems – version 4.14", published by the Öko-institut (Institute of applied ecology), Germany, September 2002. Calculation: 826 grammes of CO_2/kWh × 155,000,000 kWh = 129,000 tons.*



At Vestas, one of the overriding goals of the work with occupational health and safety has always been to provide a safe and secure workplace for employees.

Another important result from the life cycle assessment is the preparation of an "energy balance". In this context, an "energy balance" is taken as an expression of the relationship between the energy consumed by a wind turbine during its life cycle and the energy generated by the turbine during its 20-year service life. For a V80-2.0 MW onshore wind turbine, the energy balance is 7.7 months, while the figure for a corresponding offshore wind turbine is 9.0 months cf. figure 3 on page 93.

Choosing wind turbines for energy production thus contributes to sustainable development.

The life cycle assessment is published on the Vestas Web site (www.vestas.com) under "Environment" along with a detailed presentation of the energy balance for the V80-2.0 MW turbine, including a comparison with the previous energy balance, made by the Wind Power Industry and published in Windpower Note no. 16, 1997.

Initiatives against industrial injuries pay dividends

At Vestas, one of the overriding goals for occupational health and safety has always been to provide a safe, secure workplace where emphasis on planning, preparation, teaching and information are important aspects in creating a place where industrial injuries can be avoided.

In 2001, the first Vestas sites were certified according to the OHSAS 18001 standard for occupational health and safety, and at present 64 per cent of Vestas employees are covered by OHSAS 18001 certification.

The systematic work of the past few years to process and prevent industrial injuries is now beginning to produce significant results. As shown in figure 4 on page 95, Vestas has reduced the incidence of industrial injuries from 51.4 in 2000 to 39.3 in 2003. Assuming that Vestas had maintained a frequency of industrial injuries of 51.4 (the level for 2000), there would have been 64 more industrial injuries in 2003.

All areas of Vestas have worked very hard to reduce the number of industrial injuries. For example, the systematic registration and processing of injuries, near misses and preventative measures, the introduction of emergency drills, safety audits and the prioritisation of "Safety above all" have been instrumental in the achievement of results. In addition, charts for goal follow-up, which show the development of industrial injuries and the introduction of the "Safety Ranger", which presents an outline of the latest injury and shows how much time has elapsed since the most recent industrial injury, have both helped to raise awareness about industrial injuries.

In fact, Vestas has made such good progress in reducing the number of injuries that some sites no longer have a statistical foundation on which to base future initiatives. As a result, greater emphasis is now being placed on the area of near misses.

Figure 4:


Incidence of injuries
50
40
30
20
10
0
51.4
53.5
48.5
Year
2000
2001
2002
2003

The figure shows the development in the incidence of industrial injuries.

Mould construction in Videbæk, Denmark

One of the sites where the incidence of industrial injuries was previously high is the mould construction department in Videbæk, Denmark. In 2000, the incidence of industrial injuries was 153.5. This figure fell to 87.9 in 2001 and then to 58.6 in 2002. At the end of 2003, the incidence of industrial injuries had been reduced to 0 as there have been no industrial injuries at the mould construction department for 428 days.

This low incidence is proof that the general attitude to safety and employee involvement in safety improvements in recent years are now beginning to generate the anticipated results.

Employee involvement is an important weapon in the battle against industrial injuries. In connection with the introduction of new work routines, the safety organisation was heavily involved in the decision-making process. This resulted in higher motivation and a greater sense of responsibility for ensuring that the highest priority was accorded to safety.

Increased focus on the safety committee and its work in the mould construction department has raised awareness among employees about the importance of their own safety, as well as that of their colleagues.

The controller factory in Lem, Denmark

On 10 November 2003, the controller factory could celebrate a whole year without industrial injuries. At the end of the year, the factory had not had an industrial injury for 407 days. The positive result is due in large part to the fact that employee involvement and a common attitude to safety are paying dividends.

In 2002 the controller factory started a project to set up line production and introduce participatory groups. This process was based largely on employee involvement, and high emphasis was placed on creating a workplace that focused more heavily on employee safety and well-being.

Vestasvind Svenska AB, Sweden

The Swedish subsidiary Vestasvind Svenska AB was the third site to make it through 2003 without a single industrial injury.

This result is largely due to the fact that the employees who work there are very conscious of the risks inherent in working with wind turbines.

A range of activities were carried out to increase consciousness, including courses in fire fighting and evacuation from wind turbines.

The goal for 2004 is to hold courses in safety in connection with work involving electricity for all employees of the service department. These courses will contribute to additional improvements in safety and further reductions in the risk of industrial injuries.

The machining factory in Lem, Denmark

The machining factory in Lem, Denmark is another site where the incidence of industrial injuries has decreased dramatically in recent years. In 2001, the incidence of industrial injuries was 101.1. In 2002, this figure was cut to 46.7, and in 2003 it fell even further to 22.9 per cent.

The positive results are largely attributable to placing emphasis on safety throughout the organisation. The tools used to highlight safety are the training of new employees, safety audits, thorough registration of near misses and minor injuries, and drills to test emergency response procedures. Together, these four tools form an efficient system of registration, monitoring and testing that provides essential input for an active safety committee to which much of the credit for reducing the incidence of industrial injuries at the machining factory is due.

Analyses of near misses and minor injuries provide a good basis for introducing preventative initiatives in precisely those areas where the risk of a serious industrial injury is greatest. At the machining factory, the analysis work has resulted in particular focus on falls, eye injuries, cuts and crushing injuries.

The involvement of employees in safety audits is similarly one of the initiatives that have helped to make a difference. This approach ensures that both new and more experienced employees receive thorough training in the performance of a safety audit.

The aim is to make sure that all four tools are constantly applied to maintain and extend the ability of the organisation to predict and prevent potential accidents.



The actual potential of the wind is enormous. With the technology available today, the total electricity consumption of the world could be covered many times over.

Input/output 2003

The figures below illustrate the overall input and output for the sites included in the 2003 environmental statement. The output is shown as the total energy production of the turbines produced during their expected service life of 20 years. Detailed data about the sites are published online at www.vestas.com – under the heading "Environment". They are also available as hard copy data sheets



Organic solvents:
20 tons
Dust:
1 ton
Energy consumption for processes and spatial heating:[6]
95,022 MWh
Consumption of raw materials and consumables:
81,824 tons
Water consumption:
70,503 m³
Fuel:
1,267 m³
Industrial injuries:
208
Waste (including scrap metal):
13,185 tons
Waste water:
46,676 m³
The estimated production of the turbines based on an expected service life of 20 years: **98,065,502 MWh**[8]
98,065,502 MWh is equivalent to the annual electricity consumption of about 29,273,000 households – based on the consumption of an average Danish household.[9]

Indirect impact

Production processes at Vestas produce some indirect environmental impact. The table below lists the most important types of impact and explains the effects these can cause. It also details the positive effects wind turbines help to generate.

Indirect impact	Type of impact
Emission – Consumption of energy, diesel oil and organic solvents results in emissions, primarily of CO_2, SO_2 and VOC. Emissions from suppliers of raw materials likewise contribute to indirect impact.	These emissions primarily contribute to the greenhouse effect (CO_2 and VOC) and to acid rain (SO_2).
Waste – Results from the manufacture of wind turbines and the activities of suppliers.	The generation of high-volume waste takes up landscape resources as a result of landfill. Hazardous waste is waste that must receive special treatment.
Waste water – Waste water from Vestas sites is primarily sanitary waste water. Emissions from suppliers in the product chain are similarly considered an indirect impact.	Emissions of waste water cause nutrient salt load and eco-toxicity, for example.
Sustainable energy – On the positive side, wind turbines generate sustainable energy for customers throughout the world. The wind turbines manufactured thus contribute to reducing impact and load stemming from conventional sources of energy such as coal-fired power. The environmental advantages far outweigh the effects arising from both direct and indirect environmental impact. [7]	Efficient and competitive options to conventional energy production will help to reduce emissions that contribute to the greenhouse effect and acid rain. In addition, sustainable energy will help to reduce the creation of radioactive waste from the production of electricity.

[6] *CO_2-neutral energy accounts for 69% of electricity consumption.*
[7] *Life cycle assessment carried out by Tech-wise A/S in collaboration with Vestas in 2001. Explanatory comments on the life cycle assessment are listed in report no. 01-488 "Livscyklusvurdering af vindmøller" (Life cycle assessment of wind turbines) published by Tech-wise A/S.*
[8] *The figure should be considered a guideline only, as it is an estimate calculated on the basis of the production in Denmark, Italy and Germany (Husum). The reason why nacelles assembled in Husum have been included is that the greater part of the environmental impact of these turbines is generated at Danish sites (including production of blades and towers).*
[9] *"Energistatistik 2003" (Energy Statistics 2002), which is published by the Danish Energy Agency, defines an average Danish household as consisting of four people living in a 120 m² residence. Consumption for 2002 is listed as 3,350 kWh per year.*

Vestas' environmental and occupational health and safety index

In order to illustrate the development in environmental and occupational health and safety issues, the most important aspects are indexed.

In the figure below, the environmental index is illustrated as a quadrangle with 2000 as the index year.



2003 Index 79
2000 Index 100
Absecence due to illness
100
88
89
64
Energy consumption, processes and spatial heating
100
100
Waste and scrap
76
100
Incidence of industrial injuries

	2000 (100)	2001 (86)	2002 (84)	2003 (79)
Energy	54,863 MWh (100)	76,782 MWh (80)	87,514 MWh (86)	95,022 MWh (89)
Waste and scrap	10,631 tons (100)	13,089 tons (70)	12,826 tons (65)	13,185 tons (64)
Absence due to illness	5.0% (100)	4.5% (90)	4.5% (90)	4.4% (88)
Incidence of industrial injuries	51.4 (100)	53.5 (104)	48.5 (94)	39.3 (76)

Each corner of the quadrangle symbolises one of the important environmental and occupational health and safety aspects, and the length of the axes is defined by the individual index figures for energy, waste, industrial injuries and absence due to illness among employees paid by the hour.

If an aspect develops negatively, this will be illustrated as the lengthening of an axis, while, conversely, improvement of any of the aspects will result in the relevant index figure moving closer to the centre of the co-ordinate system.

As mentioned previously, Vestas also considers product improvements to be one of the most important environmental aspects. Improvements are reflected, for example, in the efficiency of the turbines and, as a result, in the estimated production of the turbines manufactured (the output figure in the figure on page 97).

As the latter is used as a key figure in the indexing of volumes of energy and waste, improvements in the product are thus shown indirectly in the figure. In addition, using the estimated energy production of the finished turbines makes it possible to take changes in production into account.

Development in relation to 2002

All in all, Vestas' environmental and occupational health and safety index fell in 2003. This is primarily due to a positive development in the incidence of industrial injuries and to a reduction in the index figures for waste and absence due to illness among employees paid by the hour. However, it should be noted that the fall in the index figure for waste is not exclusively attributable to improvements. Part of the reduction stems from the decision to outsource a number of flame-cutting activities from the tower factory in Varde.

In 2003, Vestas has included environmental and occupational health and safety data from three additional sites: IWT - Italian Wind Technology S.r.l., Italy, Vestas - Nederland Windtechnologie B.V., the Netherlands, and the electronics factory in Århus, Denmark. The specific environmental and occupational health and safety data for these sites are listed in the appropriate site descriptions. The extension of the environmental statement means an increase in the precision of Vestas' overall environmental and occupational health and safety index, as the index figures can now be based on environmental and occupational health and safety data from a larger proportion of the Vestas Group.

As mentioned previously in the environmental statement, the incidence of industrial injuries fell significantly in 2003. In total, the incidence of injuries has decreased by 19 per cent in relation to 2002. This positive development is due in part to the fact that in 2003 there were no industrial injuries that required reporting at the following sites: the controller factory in Lem, and the mould construction department in Videbæk – both in Denmark – and Vestasvind Svenska AB, Sweden. In addition, two sites in Denmark – the tower factory in Varde and the machining factory in Lem – succeeded in cutting the number of industrial injuries by more than 50 per cent. Absence due to illness also fell slightly in 2003. The reduction is primarily attributable to the inclusion of IWT - Italian Wind Technology S.r.l., Italy and Vestas - Nederland Windtechnologie B.V., the Netherlands in the environmental statement, as both these companies returned very satisfactory figures in this area. Moreover, two sites in Denmark showed a satisfactory development: the assembly factory in Viborg and the controller factory in Lem. Although reductions have already been achieved in the incidence of industrial injuries and absence due to illness, Vestas will continue to work hard in 2004 to maintain this trend.

The index figure for energy rose in 2003. This is principally due to the fact that the 2003 environmental statement includes IWT - Italian Wind Technology S.r.l., Italy and the electronics factory in Århus, Denmark for the first time. Furthermore, energy consumption at the assembly factory in Viborg, Denmark has increased appreciably after new storage facilities covering approximately 15,500 m² were opened at the plant at the end of 2002. Measured in absolute figures, energy consumption has fallen at the following sites in Denmark: the tower factory in Varde, the machining factory in Lem, the blade factory in Nakskov, the repair department in Skjern and the service and mould construction departments in Videbæk.



Index figures, other environmental aspects
100
80
60
40
20
0
2003/2002

	2003	2002
Waste water	72	69
Water consumption	109	89
Fuel	79	80
Emissions into the air	40	40

The figure shows the development in index figures for other environmental aspects. The development in absolute figures is presented in the table on page 100.

Other aspects

The index figure for water has risen considerably in 2003. This rise is primarily due to the inclusion of IWT - Italian Wind Technology S.r.l., Italy in the report, as this facility uses large volumes of water. This water is principally used to water stretches of grass.

The index figure for emissions is the same as in 2002. At the repair department in Skjern, Denmark, emissions of organic solvents have fallen significantly because the volume of repair work on blades and spinners – which involves recoating – has decreased. However, this was cancelled out by the inclusion of IWT - Italian Wind Technology S.r.l., Italy in the report, as the Italian facility generates emissions of organic solvents through use of polyester in the production of blades, nacelle cabins and other components. At Vestas' other blade factories, prepreg is used instead of polyester in the blade production processes.

Data statement 2003

The statements below present the most significant enviromental and accupational health and safety data that are systematically collected by Vestas Wind Systems A/S.

Enviroment	Total 2002	Total 2003 Previously included sites[8]	Total 2003
Raw materials and consumables (t)	**77,728[9]**	**81,022**	**81,824**
· Metals	61,113	66,088	66,093
· Oil products	803	895	961
· Composite materials	15,268[9]	13,560	14,157
· Other products	544	479	613
Energy (MWh)	**87,514**	**87,471**	**95,022**
· Electricity	49,172	46,715	50,389[1]
· Gas	6,342	9,963	13,413
· District heating	27,703	30,410	30,837
· Oil	4,297	383	383
Fuel (m^3)	**1,232**	**1,028**	**1,267**
Water (m^3)	**54,500**	**52,253**	**70,503**
Waste and scrap (t)	**12,826**	**12,608**	**13,185**
· Combustion	3,538	3,063	3,189
· Landfill	2,371	2,153	2,512
· Recycling	6,917	7,392	7,484
Waste water (m^3)	**42,446**	**38,035**	**46,676**
Emissions of dust (t)	**1**	**1**	**1**
Emissions of organic solvents (t)	**20**	**15**	**20**
Volume of flue gases (normal 1,000 m^3)[2]	**9,816**	**8,994**	**12,048**
Neighbour complaints (number)	**4**	**0**	**0**
Breaches of internal inspection conditions	**0**	**1[3]**	**1[3]**
Environmental accidents (number)	**1**	**0**	**0**

Occupational health and safety	Industry figures[4]	Total 2002	Total 2003 Previously included sites[8]	Total 2003
Injuries (number)[5]	N/A	275	179	208
Incidence of injuries[6]	41.8	48.5	37.6	39.3
Absence due to injuries[7]	3.7	5.9	4.8	4.8
Absence due to illness, employees paid by the hour (%)	5.3	4.5	4.5	4.4
Absence due to illness, salaried employees (%)	2.2	1.7	1.1	1.4

[1] *CO_2-neutral energy accounts for 69% of electricity consumption.*
[2] *Flue gases are generated by gas and oil-fired installations that are primarily used for spatial heating.*
[3] *Details of environmental accidents and neighbour complaints – along with the corrective actions implemented – are listed under the descriptions of the separate sites.*
[4] *The sector figures relate to the iron and metal industry and are drawn from reports prepared by Dansk Arbejdsgiverforening (The Danish Association of Employers), 2002.*
[5] *The statement covers industrial injuries that result in absence of more than one day in addition to the day on which the injury occurred.*
[6] *The incidence of injuries is defined as the number of industrial injuries per 1,000,000 working hours.*
[7] *Absence from injuries is defined as the number of hours' absence on account of injuries per 1,000 working hours.*
[8] *The term "Previously included sites" refers to the sites that were included in the Environmental Statement for 2002.*
[9] *The volume has been corrected in relation to the Environmental Statement for 2002 on account of a correction to the blade factory in Lem.*

Accounting policies

Accounting policies and measurement and statement methods applied are unchanged from 2002, except for emissions of dust and waste water, where the precision of the accounting policies has been increased through the inclusion of new sites. Adjustments made to comparative data are disclosed in notes if they have influence on the achievement of targets or involve a significant change of the total environmental impact.

Raw materials and consumables
Raw materials are recognised in the statement on the basis of consumption drawings from stocks to manufacturing in the first phase of manufacture and to servicing of wind turbines, respectively, as recorded in the company's ordinary registration systems.

Consumables are recognised in the statement on the basis of supplier statements and own lists, respectively, of quantities delivered in the financial year collected decentrally per site.

Relevance has been determined on the basis of approvals by the authorities followed by a selection in relation to material quantities consumed compared with the activities carried out on the sites.

Energy and water consumption
Electricity, gas, district heating and water are recognised in the statement on the basis of quantities consumed according to direct meter readings per site with related administration.

The consumption of electricity comprises both electricity purchased externally and consumption of production from own wind turbines.

Oil for heating is recognised in the statement on the basis of external purchases adjusted for stocks at the beginning and at the end of the period. Fuel for transport has been recognised on the basis of supplier statements.

Waste and scrap
Waste is recognised in the statement on the basis of weight slips received from the waste recipients for deliveries effected in the financial period, apart from a few types of waste which are estimated on the basis of subscription arrangement and load. Scrap is recognised in the statement on the basis of weight slips from the scrap dealers collected decentrally per site.

Emission to air and waste water
Emissions of organic solvents have been calculated on the basis of quantities of mould preparation agents, coating materials and acetone purchased as well as information from suppliers concerning evaporation during use in processes. Emission of dust is based on the discharge determined by the authorities which is to be included in the total dust emission calculations, estimated operating times of the individual plants and measurements or information from the suppliers as regards dimensions and filter efficiency.

Waste water is recognised as water consumption reduced by utilised water, which does not end as waste water e.g. water humidification, green areas or other processes where the consumption is documented through measurement.

Materiality is determined on the basis of regulatory approvals and conditions.

The total volume of flue gases from incineration processes has been calculated based on the consumption of fuel oil and natural gas as well as measured or estimated oxygen percentage.

Neighbour complaints
Neighbour complaints are recognised in the statement as the number of complaints received resulting in operating or layout changes.

Internal inspection conditions exceeded
Internal inspection conditions exceeded are recognised in the statement as the conditions for which there is a measurement requirement and the measurement has shown the conditions being exceeded.

Environmental accidents
Environmental accidents are recognised in the statement as the accidents occurred which should be or have been reported to the authorities.

Occupational health and safety
Occupational health and safety are recognised for all activities under the organisational structure.

Industrial injuries are recognised in the statement on the basis of records of injuries resulting in more than one day of absence in addition to the day on which the injury has happened.

Absence due to injuries is defined as hours absent due to industrial injuries. The number of working hours and absence frequency due to injuries have been calculated on the basis of daily time cards registered in the payroll system.

Absence due to illness is defined as hours absent due to illness, exclusive of absence caused by industrial accidents, maternity leave and child's first day of illness. Absence frequency due to illness has been calculated by means of registrations in the payroll system based on daily time cards (employees paid by the hour) and absence records (salaried employees), respectively.

To the Shareholders of Vestas Wind Systems A/S

Fundamentals

Vestas Wind Systems A/S has entered into an agreement with PricewaterhouseCoopers for submission of a statement on its Environmental Report with the overall objective of verifying the reliability of the data presented and the information provided in the Environmental Report.

The Environmental Report is the responsibility of Vestas Wind Systems A/S Management. Our responsibility is to submit a statement on the Report based on our work.

The scope and objectives of the Report as well as the priority of environmental and health & safety issues have been determined by Vestas Wind Systems A/S Management and described on pages 88-90 of the Environmental Report.

Basis of Conclusion

We have planned and performed our work in accordance with international auditing standards (ISA 100) with the agreed objectives of:

- checking with a high level of assurance whether the data stated on pages 88-101 of the Environmental Report for 2003 correlate with the activities of the sites for the accounting period and have been documented and stated in accordance with the guidelines described in Vestas' accounting policies and measurement and computation methods applied;
- assessing whether the internal control system relating to reporting and registration procedures has been planned appropriately to support reliable information in the Environmental Report for 2003.

Our work has included, based on an assessment of materiality and risk, accounting analyses, inquiries, testing of systems, data and underlying documentation, including verification of compliance with the accounting policies described and of correlation with the activities of the site for the period.

Furthermore, we have, at inspection visits, assessed the internal control system with a view to its propriety, focusing on the efficiency of the reporting and registration procedures applied to support a harmonised and uniform international basis of registration of and reporting on environmental and health & safety issues.

In our opinion, the work performed provides an adequate basis for the following conclusion.

Conclusion

Based on the work performed by us, we hereby state that, in our opinion, the data stated on pages 88-101 of the Environmental Report for 2003 correlate with the activities of the site for the accounting period and have been documented and stated in accordance with the guidelines described in Vestas' accounting policies and measurement and computation methods applied.

Furthermore, in our opinion, the internal control system relating to reporting and registration procedures has been planned appropriately to support reliable information in the Environmental Report for 2003.

Herning, 17 March 2004

PricewaterhouseCoopers
Statsautoriseret Revisionsinteressentskab

Niels Jørgen Lodahl
State Authorised Public Accountant

Birgitte Mogensen
State Authorised Public Accountant

Conversion factors

1 GW .... 1,000 MW
1 MWh .... 1,000 kWh
1 Nm^3 natural gas .... 11 kWh
1 litre of fuel oil .... 9.89 kWh

Glossary

Absence due to illness:
The absentee rate is defined as the number of absentee hours per 100 working hours. The targets for 2002 only deal with absence due to illness among employees paid by the hour.
Assembly fitting:
The "root" end of the blade (made of prepreg).
Average consumption of a Danish household:
Energistatistik 2003 (Energy Statistics 2003), which is published by the Danish Energy Agency, defines an average Danish household as consisting of four people living in a 120 m^2 residence. Consumption for 2002 is listed as 3,350 kWh per year.
Capacity factor:
An expression for the number of hours that the turbine operates at full capacity during a year.
CNC processing:
Computer Numerical Control. An expression used for computer controlled processing.
CO_2-neutral energy:
Energy generated without causing net emissions of CO_2.
Emit:
Discharge into the immediate surroundings.
Energy balance:
The energy balance of a wind turbine is an expression of how long the turbine has to operate before it has produced sufficient energy to cover the volume of energy consumed in its entire life cycle, from extraction of the raw materials to final disposal.
Environmental improvements of the product:
Relates to the product in the form of more energy-efficient turbines and environmental evaluation of the substances and materials that the product contains. In this context, Life Cycle Assessement (LCA) will be included as a tool.
Estimated turbine production:
The value is calculated on the basis of an expected service life of 20 years and a capacity factor of 30%. The figure should be considered a guideline only, as it is an estimate calculated on the basis of the production in Denmark, Italy and Germany (Husum). The reason why nacelles assembled in Husum have been included is that the greater part of the environmental impact of these turbines is generated at Danish sites (including production of blades and towers).
Flue gas:
Combustion gas from gas and oil-fired installations.
Internal inspection conditions:
Conditions laid down by the supervisory authority for the measurement of noise, odours, waste water and emissions into the air.
ISO 14001:
International environmental management standard.
LCA:
An LCA (Life Cycle Assessment) is a report on the environmental impact generated by a specific product through-out its lifetime (the cradle to grave principle). The life cycle assessment for the Vestas V80-2.0 MW turbine has been prepared using the UMIP method (UMIP = development of environmentally friendly industrial products), which is based on ISO 14040. The life cycle assessment mentioned above has not been verified by a third party.
Mould preparation agents:
Umbrella term for the following groups of auxiliary agents: mould cleaning agents, mould sealants and release agents.
Nacelle:
The turbine housing at the top of the tower.
Near misses:
An incident that occurs suddenly and unexpectedly, which does not result in personal injury, but may have caused material damage and could conceivably have led to personal injury.
OHSAS 18001:
Standard for Occupational Health and Safety management (OHSAS = Occupational Health & Safety Assessment Series).
Prepreg:
Epoxy laminate consisting of fibreglass impregnated with epoxy (the material is hardened and is therefore classed as a dry material).
Safety audit:
Systematic examination of a department or machine with the purpose of constantly checking for and repairing any errors and defects that may affect safety.
Sanitary waste water:
Waste water from baths, kitchen use, ordinary cleaning, etc.
Spar:
Blade component that determines the strength and rigidity of the blade (made of prepreg).
Unwanted substances and materials:
Substances and materials covered by *Effektlisten 2000* ("Effect List 2000" – guideline no. 6/2000 from the Danish Environmental Protection Agency) and *Listen over uønskede stoffer* ("List of unwanted substances" – guideline no. 9/2000 from the Danish Environmental Protection Agency) as well as substances and materials that Vestas unilaterally wishes to stop using on account of their potential impact on the environment and/or occupational health and safety.
VOC:
Expression relating to organic solvents (Volatile Organic Compounds).



In 2003, Vestas transported both blades and nacelles by train to a range of sites in the United States.



Head Office

Vestas Wind Systems A/S
Smed Sørensens Vej 5
6950 Ringkøbing
Denmark
Tel. +45 96 75 25 75
Fax +45 97 30 24 36
vestas@vestas.com
www.vestas.com

Region

Vestas International
Smed Sørensens Vej 1
6950 Ringkøbing
Denmark
Tel. +45 96 75 25 75
Fax +45 97 30 62 25
vestas-international@vestas.com

Sales & service units

Vestas Scandinavia
Smed Sørensens Vej 1
6950 Ringkøbing
Denmark
Tel. +45 96 75 25 75
Fax +45 97 30 62 64
vestas-scandinavia@vestas.com

Vestas Sverige
Åkarevägen 17
311 32 Falkenberg
Sweden
Tel. +46 346 713500
Fax +46 346 713525
vestas-sverige@vestas.com

Vestas Poland
ul. Pomorska 61-65
70-812 Szczecin
Poland
Tel. +48 91 4312512
Fax +48 91 4312588
vestas-poland@vestas.com

Vestas Australia
33 Coventry Street, Southbank
Melbourne, Victoria 3006
Australia
Tel. +61 3 9645 0999
Fax +61 3 9645 0111
vestas-australia@vestas.com

Vestas Celtic
P.O. Box 9263
Campbeltown, Argyll
PA28 6WA
Scotland
Tel. +44 1586 555 000
Fax +44 1586 555 111
vestas-celtic@vestas.com

Vestas New Zealand
P.O. Box 13 681
Wellington
New Zealand
Tel. +64 4 477 4412
Fax +64 4 477 4312
vestas-newzealand@vestas.com

Vestas China
29A2, China Merchants Tower,
Jianguo Rd.
Chaoyang District
Beijing 100022
China
Tel. +86 10 65667330 31 32
Fax +86 10 65667335
vestas-china@vestas.com

Associated company

Vestas RRB India
189, Sukhdev Vihar
New Delhi 110 025
India
Tel. +91 11 26327711
Fax +91 11 26327733
vrrb@gndel.global.net.in

Region

Vestas Mediterranean
Via Ariosto 12
Zona Industriale
74100 Taranto
Italy
Tel. +39 099 4 606111
Fax +39 099 4 606333
vestas-mediterranean@vestas.com

Sales & service units

Vestas Italia
Via Ariosto 12
Zona Industriale
74100 Taranto
Italy
Tel. +39 099 4 606111
Fax +39 099 4 606333
vestas-italia@vestas.com

Vestas España
Camino de la Zarzuela 1
Aravaca
28023 Madrid
Spain
Tel. +34 90 236 39 51
Fax +34 91 307 85 55
vestas-espana@vestas.com

Vestas France
Le Millénium – Bâtiment A
501, rue Denis Papin
34000 Montpellier
France
Tel. +33 4 67 202 202
Fax +33 4 67 207 899
vestas-france@vestas.com

Vestas Hellas
150, A. Papandreou Ave.
2nd Floor
165 61 Glyfada, Athens
Greece
Tel. +30 210 96 46 251
Fax +30 210 96 46 252
vestas-hellas@vestas.com

Region

Vestas Americas
111 SW Columbia Street,
Suite 480
Portland, OR 97201
USA
Tel. +1 503 327 2000
Fax +1 503 327 2001
vestas-americas@vestas.com

Sales & service units

Vestas USA
111 SW Columbia Street,
Suite 480
Portland, OR 97201
USA
Tel. +1 503 327 2000
Fax +1 503 327 2001
vestas-usa@vestas.com

Vestas Canada
R.R No. 5
1475 Concession 5
Kincardine, Ontario N2Z 2X6
Canada
Tel. +1 519 396 6922
Fax +1 519 396 6158
vestas-canada@vestas.com

Region

Vestas Central Europe
Otto-Hahn-Str. 2 - 4
25813 Husum
Germany
Tel. + 49 4841 971 0
Fax + 49 4841 971 360
vestas-centraleurope@vestas.com

Sales & service units

Vestas Deutschland
Otto-Hahn-Str. 2 - 4
25813 Husum
Germany
Tel. +49 4841 971 0
Fax +49 4841 971 360
vestas-deutschland@vestas.com

Vestas Nederland
Dr. Langemeijerweg 1 a
Postbus 63, 6990 AB Rheden
The Netherlands
Tel. +31 264971500
Fax +31 264971555
vestas-nederland@vestas.com

Vestas